2011



OLD LINE BANCSHARES

ANNUAL REPORT

Maryland
The "Old Line" State

The state of Maryland earned her nickname the "Old Line State" in 1776 during the first major battle of the Revolutionary War, known as the Battle of Long Island. Few are aware that the war could have ended that day had it not been for the "Maryland 400" who sacrificed themselves allowing the Continental Army to escape. Maryland was the only state that had regular troops "of the line" and these soldiers were ranked among the finest and best disciplined in the army.

British troops, numbering 30,000 surrounded the 13,000 colonists and within hours General George Washington ordered a retreat, with the men of Maryland, Pennsylvania and Delaware left behind to provide cover. The Pennsylvania and Delaware lines gave way and were ordered to retreat, leaving six Maryland companies, totaling 400 men, to continue the charge. Soon they too were overwhelmed and were ordered to retreat. At battle's end, 256 of Maryland 400 Old Line lay dead.

Maryland's regiment of soldiers, the Maryland Line, achieved a reputation as the saviors of the Continental Army and the cause of independence. References to the "Old Line" are a tribute to the Maryland Line. The Maryland Line's reputation will be forever associated with their heroic sacrifices. The Old Line that once earned Maryland soldiers such an untarnishable reputation in 1776 now stands fast as a symbolic name for the entire state. As a tribute to the contributions and sacrifices of those brave Maryland men, Old Line Bank proudly chose its name and accompanying Minute Man logo.

OLD LINE BANCSHARES

May 1, 2012

Dear Shareholders:

On behalf of our directors and officers, we are pleased to present our 2011 Annual report and to share highlights of our financial performance.

This is the fifth consecutive year that our nation and our industry have remained in severe economic turmoil. It is encouraging to see signs of improvement particularly in the local markets and our banking industry. Irrespective of these challenges, we are pleased to report that Old Line Bancshares continues to expand its market share, substantially improve its profitability and enhance its stature within the Maryland banking community.

2011 was an incredible year of accomplishments for our company. On April 1, 2011 we successfully merged Maryland Bankcorp into Old Line Bancshares and created the sixth-largest independent commercial bank headquartered in Maryland. Our combined staff hit the ground running and built a stellar banking franchise that has achieved many accomplishments during the year. We increased our quarterly cash dividend by 33% as we reached new levels of profitability. Additionally, SNL Financial, Inc., the industry's leading independent data source, nationally recognized Old Line Bank with a ranking of 46th among the nations 100 top-performing community banks with total assets between $500 million and $5 billion. Old Line Bank was one of only two Maryland banks to make the top 100 list.

We ended the year with record total assets of $811 million, deposits of $690 million and loans of $539 million. Our net interest margin grew over 19% to 4.61%. Net income for the year was $5.4 million, which was a 258% increase over 2010. Our return on assets improved 108% to 0.79% and our return on equity was 9.37%, or a 126% improvement. Earnings per share reached $0.86 which equates to a $0.48 improvement or 123%. Additionally, we maintained our loan quality and it remains strong in national peer rankings.

Old Line Bancshares is poised to take advantage of new opportunities with a strong commitment for further expansion throughout the marketplace. With our dedicated management team, staff and directors we will continue to meet demand for progressive financial services. We would like to once again welcome our many new shareholders from the Maryland Bankcorp family and to offer our sincerest thanks to each shareholder for your investment in our organization and to express our appreciation for your continued support.

Sincerely,

Craig E. Clark
Chairman of the Board

James W. Cornelsen
President &
Chief Executive Officer

1525 Pointer Ridge Place, Bowie, MD 20716
301-430-2500 • FAX: 301-430-2599
Member FDIC

SEC Mail Processing Section

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

MAY 09 2012

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Washington DC 401

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-50345

Old Line Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	20-0154352 (I.R.S. Employer Identification No.)
1525 Pointer Ridge Place Bowie, Maryland (Address of principal executive offices)	20716 (Zip Code)

Registrant's telephone number, including area code: (301) 430-2500

Securities registered pursuant to Section 12(b) of the Act:

Common stock, par value $0.01 per share (Title of each class)	Name of exchange on which registered The NASDQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
☐ Yes ☑ No

The aggregate market value of the common equity held by non-affiliates was $46.3 million as of June 30, 2011 based on a sales price of $8.38 per share of Common Stock, which is the sales price at which the Common Stock was last traded on June 30, 2011 as reported by the NASDAQ Stock Market LLC.

The number of shares outstanding of the issuer's Common Stock was 6,817,694 as of March 1, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2012 Annual Meeting of Stockholders of Old Line Bancshares, Inc., to be filed with the Securities and Exchange Commission no later than 120 days after the close of the fiscal year, are incorporated by reference in Part III of this Annual Report on Form 10-K.

OLD LINE BANCSHARES, INC.

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

PART I

PART II

PART III

PART IV

PART I

Item 1. Business

Business of Old Line Bancshares, Inc.

Old Line Bancshares, Inc. was incorporated under the laws of the State of Maryland on April 11, 2003 to serve as the holding company of Old Line Bank. The primary business of Old Line Bancshares, Inc. is to own all of the capital stock of Old Line Bank.

On May 22, 2003, the stockholders of Old Line Bank approved the reorganization of Old Line Bank into a holding company structure. The reorganization became effective on September 15, 2003. In connection with the reorganization, (i) Old Line Bank became our wholly-owned subsidiary and (ii) each outstanding share (or fraction thereof) of Old Line Bank common stock was converted into one share (or fraction thereof) of Old Line Bancshares, Inc. common stock, and the former holders of Old Line Bank common stock became the holders of all our outstanding shares.

Our primary business is to own all of the capital stock of Old Line Bank. We also have an approximately $761,000 investment in a real estate investment limited liability company named Pointer Ridge Office Investment, LLC ("Pointer Ridge"). We own 62.50% of Pointer Ridge.

Business of Old Line Bank

General

Old Line Bank is a trust company chartered under Subtitle 2 of Title 3 of the Financial Institutions Article of the Annotated Code of Maryland. Old Line Bank was originally chartered in 1989 as a national bank under the title "Old Line National Bank." In June 2002, Old Line Bank converted to a Maryland chartered trust company exercising the powers of a commercial bank, and received a Certificate of Authority to do business from the Maryland Commissioner of Financial Regulation.

Old Line Bank converted from a national bank to a Maryland chartered trust company to reduce certain federal, supervisory and application fees that were then applicable to Old Line National Bank and to have a local primary regulator. Prior to the conversion, Old Line Bank's primary regulator was the Office of the Comptroller of the Currency. Currently, Old Line Bank's primary regulator is the Maryland Commissioner of Financial Regulation.

Old Line Bank does not exercise trust powers and its regulatory structure is the same as a Maryland chartered commercial bank. Old Line Bank is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation insures our deposits.

We are headquartered in Bowie, Maryland, approximately 10 miles east of Andrews Air Force Base and 20 miles east of Washington, D.C. We engage in a general commercial banking business, making various types of loans and accepting deposits. We market our financial services to small to medium sized businesses, entrepreneurs, professionals, consumers and high net worth clients. Our current primary market area is the suburban Maryland (Washington, D.C. suburbs) counties of Anne Arundel, Calvert, Charles, Prince George's and St. Mary's. We also target customers throughout the greater Washington, D.C. metropolitan area. Our branch offices generally operate six days per week from 8:00 a.m. until 7:00 p.m. on weekdays and from 8:00 a.m. until noon on Saturday. None of our branch offices are open on Sunday.

Our principal source of revenue is interest income and fees generated by lending and investing funds on deposit. We typically balance the loan and investment portfolio towards loans. Generally speaking, loans earn more attractive returns than investments and are a key source of product cross sales and customer referrals. Our loan and investment strategies balance the need to maintain adequate liquidity via excess cash or federal funds sold with opportunities to leverage our capital appropriately.

We have based our strategic plan on the premise of enhancing stockholder value and growth through branching and operating profits. Our short term goals include maintaining credit quality, creating an attractive branch network, expanding fee income, generating extensions of core banking services and using technology to maximize stockholder value.

Recent Business Developments

Merger with Maryland Bankcorp, Inc.

On April 1, 2011, Old Line Bancshares acquired Maryland Bankcorp, Inc. (Maryland Bankcorp), the parent company of Maryland Bank & Trust Company, N.A. (MB&T). We converted each share of common stock of Maryland Bankcorp into the right to receive, at the holder's election, $29.11 in cash or 3.4826 shares of Old Line Bancshares' common stock. We paid cash for any fractional shares of Old Line Bancshares' common stock and an aggregate cash consideration of $1.0 million. The total merger consideration was $18.8 million.

In connection with the acquisition, MB&T was merged with and into Old Line Bank, with Old Line Bank the surviving bank.

The acquisition increased Old Line Bancshares, Inc.'s total assets by more than $349 million for total assets immediately after closing of approximately $750 million. As a result of this acquisition Old Line Bank is the sixth largest independent commercial bank based in Maryland, with assets of more than $750 million and 19 full service branches serving five counties.

Branch Expansion Developments

The acquisition of MB&T added ten full service branches to Old Line Bank's existing ten branch network, enhanced our presence in Charles County and established a branch network in St. Mary's and Charles Counties. We subsequently closed one of the branches in Charles County.

In 2009, we substantially completed our organic branch expansion efforts with the opening of two new branch locations. On July 1, 2009, we opened a branch at 1641 State Route 3 North, Crofton, Maryland in Anne Arundel County.

In October 2009, we opened an additional branch in the Fairwood Office Park located at 12100 Annapolis Road, Suite 1, Glen Dale, Maryland. We hired the staff for this location during the third quarter of 2009.

In the fourth quarter of 2009, we moved our Greenbelt (Prince George's County) Maryland branch that was opened in June 2007 on the 1st floor of an office building to a free standing building at the southwest corner of the intersection of Kenilworth Avenue and Ivy Lane, Greenbelt, Maryland. In April 2007, we hired the Branch Manager for this location and hired the remainder of the staff in May and September of 2007.

On January 2, 2011, we executed an agreement to lease 3,682 square feet of space on the 1st floor of an office building, plus the area comprising the drive-thru banking facilities, located at 2530 Riva Road in Annapolis, Maryland. We moved our current Annapolis branch to this new location during the second quarter of 2011. We are currently evaluating alternative uses for the existing branch.

Expansion of Commercial, Construction and Commercial Real Estate Lending

In December 2009, we added a team of four experienced, highly skilled loan officers to our staff. These officers have a combined 50 years of commercial banking experience and were employed by a large regional bank with offices in the suburban Maryland market prior to joining us. These individuals have worked in our market area for many years, have worked together as a team for several years and have a history of successfully generating a high volume of commercial, construction and commercial real estate loans. This team operates from our Greenbelt, Maryland branch location.

The acquisition of MB&T also significantly expanded our lending operations. As a result of the acquisition, we added a lending production office in Lexington Park, St. Mary's County, Maryland, a lending production office in Prince Frederick, Calvert, County, Maryland and consolidated MB&T's Waldorf, Charles County, Maryland lending production office into our existing Waldorf lending production office. This consolidation expanded our presence in Charles County, Maryland.

As anticipated, the acquisition, the addition of new lenders and our new branches caused an increase in non-interest expenses in 2011. As a result of the addition of these individuals and branches, however, we also experienced an increased level of loan and deposit growth during 2011 that we expect will continue for the foreseeable future, which has provided and we expect will continue to provide increased interest income that exceeds their non-interest expenses.

Sale and Repurchase of Preferred Stock to the U.S. Treasury

On December 5, 2008, we issued $7 million of our Series A Preferred Stock and warrants to purchase 141,892 shares of our common stock at $7.40 per share to the U.S. Department of the Treasury ("U.S. Treasury") pursuant to the Capital Purchase Program under the Troubled Asset Relief Program implemented pursuant to the Emergency Economic Stabilization Act of 2008. Please see "-Supervision and Regulation-The Emergency Economic Stabilization Act of 2008" for additional information.

On July 15, 2009, we paid the U.S. Treasury $7,058,333 to repurchase the preferred stock outlined above. The amount paid included the liquidation value of the preferred stock and $58,333 of accrued but unpaid dividends. We have also repurchased at a fair market value of $225,000 the warrant to purchase 141,892 shares of our common stock that was issued to the U.S. Treasury in conjunction with the issuance of the preferred stock.

Location and Market Area

We consider our current primary market area to consist of the suburban Maryland (Washington, D.C. suburbs) counties of Anne Arundel, Calvert, Charles, Prince George's and St. Mary's. The economy in our current primary market area has focused on real estate development, high technology, retail and the government sector.

Our headquarters and a branch are located at 1525 Pointer Ridge Place, Bowie, Prince George's County, Maryland. A critical component of our strategic plan and future growth is Prince George's County. Prince George's County wraps around the eastern boundary of Washington, D.C. and offers urban, suburban and rural settings for employers and residents. There are several national and international airports less than an hour away, as is Baltimore. We currently have seven branch locations and three loan production offices in Prince George's County.

Five of our branch offices and a loan production office are located in Charles County, Maryland. Just 15 miles south of the Washington Capital Beltway, Charles County is the gateway to Southern Maryland. The northern part of Charles County is the "development district" where the commercial, residential and business growth is focused. Waldorf, White Plains and the planned community of St. Charles are located here.

Two of our branch offices are located in Anne Arundel County, Maryland. We have one in Annapolis that we opened in September 2008 that we relocated and expanded to include a loan production office in 2011. We have another branch that we opened in Crofton in July 2009. Anne Arundel County borders the Chesapeake Bay and is situated in the high tech corridor between Baltimore and Washington, D.C. With over 534 miles of shoreline, it provides waterfront living to many residential communities. Annapolis, the State Capital and home to the United States Naval Academy, and Baltimore/Washington International Thurgood Marshal Airport (BWI) are located in Anne Arundel County. Anne Arundel County has one of the strongest economies in the State of Maryland and its unemployment rate is consistently below the national average.

As a result of the acquisition of MB&T, in April 2011, we expanded our branch network to encompass the southern Maryland counties of Calvert and St. Mary's. The unemployment rates in Calvert and St. Mary's counties are among the lowest in the state of Maryland and also consistently rank below the national average.

Calvert County is located approximately 25 miles southeast of Washington, D.C. Calvert County is one of several Maryland counties that comprise the Washington Metropolitan Area and is adjacent to Anne Arundel, Prince George's, St. Mary's and Charles Counties. Major employers in Calvert County include municipal and government agencies and Constellation Energy. We have two branches and a loan production office in Calvert County.

In St. Mary's County, we have three branches and a loan production office. St. Mary's County is located approximately 35 miles southeast of Washington, D.C. It is adjacent to Charles, Calvert and St. Mary's counties and is home to the Patuxent River Naval Air Station, a major naval air testing facility on the east coast of the United States.

Lending Activities

General. Our primary market focus is on making loans to small and medium size businesses, entrepreneurs, professionals, consumers and high net worth clients in our primary market area. Our lending activities consist generally of short to medium term commercial business loans, commercial real estate loans, real estate construction loans, home equity loans and consumer installment loans, both secured and unsecured. As a niche lending product, prior to 2008, we provided luxury boat financing to individuals, who generally tended to be high net worth individuals. These boats are generally Coast Guard documented and have a homeport of record in the Chesapeake Bay or its tributaries.

Credit Policies and Administration. We have adopted a comprehensive lending policy, which includes stringent underwriting standards for all types of loans. Our lending staff follows pricing guidelines established periodically by our management team. In an effort to manage risk, prior to funding, the loan committee consisting of our executive officers and eight members of the Board of Directors must approve by a majority vote all credit decisions in excess of a lending officer's lending authority. Management believes that we employ experienced lending officers, secure appropriate collateral and carefully monitor the financial condition of our borrowers and the concentrations of loans in the portfolio.

In addition to the normal repayment risks, all loans in the portfolio are subject to the state of the economy and the related effects on the borrower and/or the real estate market. With the exception of loans provided to finance luxury boats, generally longer term loans have periodic interest rate adjustments and/or call provisions. Senior management monitors the loan portfolio closely to ensure that we minimize past due loans and that we swiftly deal with potential problem loans.

Old Line Bank also retains an outside, independent firm to review the loan portfolio. This firm performs a detailed annual review and an interim update at least once a year. We use the results of the firm's report to validate our internal loan ratings and we review their commentary on specific loans and on our loan administration activities in order to improve our operations.

Commercial Business Lending. Our commercial business lending consists of lines of credit, revolving credit facilities, accounts receivable financing, term loans, equipment loans, SBA loans, standby letters of credit and unsecured loans. We originate commercial loans for any business purpose including the financing of leasehold improvements and equipment, the carrying of accounts receivable, general working capital and acquisition activities. We have a diverse client base and we do not have a concentration of these types of loans in any specific industry segment. We generally secure commercial business loans with accounts receivable, equipment, deeds of trust and other collateral such as marketable securities, cash value of life insurance, and time deposits at Old Line Bank.

Commercial business loans have a higher degree of risk than residential mortgage loans because the availability of funds for repayment generally depends on the success of the business. They may also involve higher average balances, increased difficulty monitoring and a higher risk of default since their repayment generally depends on the successful operation of the borrower's business. To help manage this risk, we typically limit these loans to proven businesses and we generally obtain appropriate collateral and personal guarantees from the borrower's principal owners and monitor the financial condition of the business. For loans in excess of $250,000, monitoring usually includes a review of the borrower's annual tax returns and updated financial statements.

Commercial Real Estate Lending. We finance commercial real estate for our clients, usually for owner occupied properties. We generally will finance owner occupied commercial real estate at a maximum loan to value of 85%. Our underwriting policies and processes focus on the clients' ability to repay the loan as well as an assessment of the underlying real estate. We originate commercial real estate loans on a fixed rate or adjustable rate basis. Usually, these rates adjust during a three, five or seven year time period based on the then current treasury or prime rate index. Repayment terms include amortization schedules from three years to a maximum of 25 years with principal and interest payments due monthly and with all remaining principal due at maturity.

Commercial real estate lending entails significant additional risks as compared with residential mortgage lending. Risks inherent in managing a commercial real estate portfolio relate to sudden or gradual drops in property values as well as changes in the economic climate that may detrimentally impact the borrower's ability to repay. We attempt to mitigate these risks by carefully underwriting these loans. Our underwriting generally includes an analysis of the borrower's capacity to repay, the current collateral value, a cash flow analysis and review of the character of the borrower and current and prospective conditions in the market. We generally limit loans in this category to 75%-80% of the value of the property and require personal and/or corporate guarantees. For loans of this type in excess of $250,000, we monitor the financial condition and operating performance of the borrower through a review of annual tax returns and updated financial statements. In addition, we will meet with the borrower and/or perform site visits as required.

Real Estate Construction Lending. This segment of our loan portfolio consists of funds advanced for construction of single family residences, multifamily housing and commercial buildings. These loans have short durations, meaning maturities typically of nine months or less. Residential houses, multifamily dwellings and commercial buildings under construction and the underlying land for which the loan was obtained secure the construction loans. All of these loans are concentrated in our primary market area.

Construction lending entails significant risks compared with residential mortgage lending. These risks involve larger loan balances concentrated with single borrowers with funds advanced upon the security of the land or the project under construction. The value of the project is estimated prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan to value ratios. To mitigate these risks, we generally limit loan amounts to 80% of appraised values and obtain first lien positions on the property. We generally only offer real estate construction financing to experienced builders and commercial entities or individuals who have demonstrated the ability to obtain a permanent loan "take out". We also perform a complete analysis of the borrower and the project under construction. This analysis includes a review of the cost to construct, the borrower's ability to obtain a permanent "take out", the cash flow available to support the debt payments and construction costs in excess of loan proceeds, and the value of the collateral. During construction, we advance funds on these loans on a percentage of completion bases. We inspect each project as needed prior to advancing funds during the term of the construction loan.

Residential Real Estate Lending. We offer a variety of consumer oriented residential real estate loans. The bulk of our portfolio is made up of home equity loans to individuals with a loan to value not exceeding 85%. We also offer fixed rate home improvement loans. Our home equity and home improvement loan portfolio gives us a diverse client base. Although most of these loans are in our primary market area, the diversity of the individual loans in the portfolio reduces our potential risk. Usually, we secure our home equity loans and lines of credit with a security interest in the borrower's primary or secondary residence. Our initial underwriting includes an analysis of the borrower's debt/income ratio which generally may not exceed 40%, collateral value, length of employment and prior credit history. We do not have any subprime residential real estate loans.

Consumer Installment Lending

Luxury Boat Loans. We offer various types of secured and unsecured consumer loans. Prior to 2008, a primary aspect of our consumer lending was financing for luxury boat purchases. Although we continue to maintain a portfolio totaling approximately $8.9 million of these loans and would consider making such loans in the future if borrowers were to apply for them, we have not originated any substantive new marine loans since the third quarter of 2007. These loans entail greater risks than residential mortgage lending because the boats that secure these loans are depreciable assets. Further, payment on these loans depends on the borrower's continuing financial stability. Job loss, divorce, illness or personal bankruptcy may adversely impact the borrower's ability to pay. To mitigate these risks, we have more stringent underwriting standards for these loans than for other installment loans. As a general guideline, the individual's debt service should not exceed 36% of his or her gross income, the individual must own a home, have stability of employment and residency, verifiable liquidity, satisfactory prior credit repayment history and the loan to value ratio may not exceed 85%. To ascertain value, we generally receive a survey of the boat from a qualified surveyor and/or a current purchase agreement and compare the determined value to published industry values. The majority of these boats are United States Coast Guard documented vessels and we obtain a lien on the vessel with a first preferred ship mortgage, where applicable, or a security interest on the title.

Personal and Household Loans. We also make consumer loans for personal, family or household purposes as a convenience to our customer base. As a general guideline, a consumer's total debt service should not exceed 40% of his or her gross income. The underwriting standards for consumer loans include a determination of the applicant's payment history on other debts and an assessment of his or her ability to meet existing obligations and payments on the proposed loan.

Consumer loans may present greater credit risk than residential mortgage loans because many consumer loans are unsecured or rapidly depreciating assets secure these loans. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because of the greater likelihood of damage, loss or depreciation. Consumer loan collections depend on the borrower's continuing financial stability. If a borrower suffers personal financial difficulties, the loan may not be repaid. Also, various federal and state laws, including bankruptcy and insolvency laws, may limit the amount we can recover on such loans. However, in our opinion, many of these risks do not apply to the luxury boat loan portfolio due to the credit quality and liquidity of the borrowers.

Many of the loans that we acquired from MB&T do not adhere to the stringent underwriting standards that we maintain. Accordingly, during our due diligence process, we evaluated these loans using our underwriting standards and discounted the book value of these loans. This discounted book value was subsequently incorporated into our initial purchase price.

Lending Limit. As of December 31, 2011, our legal lending limit for loans to one borrower was approximately $9.5 million. As part of our risk management strategy, we may attempt to participate a portion of larger loans to other financial institutions. This strategy allows Old Line Bank to maintain customer relationships yet reduce credit exposure. However, this strategy may not always be available.

Investments and Funding

We balance our liquidity needs based on loan and deposit growth via the investment portfolio, purchased funds, and short term borrowings. It is our goal to provide adequate liquidity to support our loan growth. In the event we have excess liquidity, we use investments to generate positive earnings. In the event deposit growth does not fully support our loan growth, we can use a combination of investment sales, federal funds, other purchased funds and short term borrowings to augment our funding position.

We actively monitor our investment portfolio and we classify the majority of the portfolio as "available for sale." In general, under such a classification, we may sell investment instruments as management deems appropriate. On a monthly basis, we "mark to market" the investment portfolio through an adjustment to stockholders' equity net of taxes. Additionally, we use the investment portfolio to balance our asset and liability position. We invest in fixed rate or floating rate instruments as necessary to reduce our interest rate risk exposure.

Other Banking Products

We offer our customers safe deposit boxes, wire transfer services, debit cards, automated teller machines at all of our branch locations and credit cards through a third party processor. Additionally, we provide Internet banking capabilities to our customers. With our Internet banking service, our customers may view their accounts on line and electronically remit bill payments. Our commercial account services include direct deposit of payroll for our commercial clients' employees, an overnight sweep service and remote deposit capture service.

Deposit Activities

Deposits are the major source of our funding. We offer a broad array of deposit products that include demand, NOW, money market and savings accounts as well as certificates of deposit. We believe that we pay competitive rates on our interest bearing deposits. As a relationship oriented organization, we generally seek to obtain deposit relationships with our loan clients.

As our overall balance sheet position dictates, we may become more or less competitive in our interest rate structure. We do use brokered deposits as a funding mechanism. Our primary source of brokered deposits is the Promontory Interfinancial Network (Promontory). Through this deposit matching network and its certificate of deposit account and money market registry services, we obtained the ability to offer our customers access to FDIC insured deposit products in aggregate amounts exceeding current insurance limits. When we place funds through Promontory on behalf of a customer, we receive matching deposits through the network. During 2009 and 2010, we also purchased brokered certificates of deposit from other sources. We did not purchase brokered deposits from any other source in 2011.

Competition

The banking business is highly competitive. We compete with other commercial banks, savings associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in our primary market area and elsewhere.

We believe that we have effectively leveraged our talents, contacts and location to achieve a strong financial position. However, our primary market area is highly competitive and heavily branched. Competition in our primary market area for loans to small and medium sized businesses, entrepreneurs, professionals and high net worth clients is intense, and pricing is important. Most of our competitors have substantially greater resources and lending limits than we do and offer extensive and established branch networks and other services that we do not offer. Moreover, larger institutions operating in our primary market area have access to borrowed funds at a lower rate than is available to us. Deposit competition also is strong among institutions in our primary market area. As a result, it is possible that to remain competitive we may need to pay above market rates for deposits.

Employees

As of March 1, 2012, Old Line Bank had 158 full time and 19 part time employees. No collective bargaining unit represents any of our employees and we believe that relations with our employees are good. Old Line Bancshares, Inc. has no employees.

Supervision and Regulation

Old Line Bancshares, Inc. and Old Line Bank are subject to extensive regulation under state and federal banking laws and regulations. These laws impose specific requirements and restrictions on virtually all aspects of operations and generally are intended to protect depositors, not stockholders. The following summary sets forth certain material elements of the regulatory framework applicable to Old Line Bancshares, Inc. and Old Line Bank. It does not describe all of the provisions of the statutes, regulations and policies that are identified. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by express reference to each of the particular statutory and regulatory provisions. A change in applicable statutes, regulations or regulatory policy may have a material effect on our business.

Old Line Bancshares, Inc.

Old Line Bancshares, Inc. is a Maryland corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. We are subject to regulation and examination by the Federal Reserve Board, and are required to file periodic reports and any additional information that the Federal Reserve Board may require. The Bank Holding Company Act generally prohibits a bank holding company from engaging in activities other than banking, managing or controlling banks or other permissible subsidiaries and acquiring or retaining direct or indirect control of any company engaged in any activities closely related to banking or managing or controlling banks.

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and Federal Reserve Board policy, a bank holding company is expected to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board regulations or both. This doctrine is commonly known as the "source of strength" doctrine. The Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

The status of Old Line Bancshares, Inc. as a registered bank holding company under the Bank Holding Company Act of 1856, as amended, does not exempt it from certain federal and state laws and regulations applicable to Maryland corporations generally, including, without limitation, certain provisions of the federal securities laws.

Old Line Bank

Old Line Bank is a Maryland chartered trust company (with all of the powers of a commercial bank), is a member of the Federal Reserve System, and the Deposit Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC") insures its deposit accounts up to the maximum legal limits. It is subject to regulation, supervision and regular examination by the Maryland Office of the Commissioner of Financial Regulation ("Commissioner") and the Federal Reserve Board. The regulations of these various agencies govern most aspects of Old Line Bank's business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowing, dividends and location and number of branch offices. The Dodd-Frank Act transferred responsibility for the implementation of financial consumer protection laws to a new independent agency in the Federal Reserve Board. The new agency, the Consumer Financial Protection Bureau, will issue rules and regulations governing consumer financial protection. However, depository institutions of less than $10 billion in assets, such as Old Line Bank, will continue to be examined for compliance with consumer protection laws by the Commissioner and Federal Reserve Board, which will also have enforcement authority.

Capital Adequacy Guidelines

The Federal Reserve Board has adopted risk based capital adequacy guidelines pursuant to which it assesses the adequacy of capital in examining and supervising banks and in analyzing bank regulatory applications. Risk based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off balance sheet items.

Old Line Bank is expected to meet a minimum ratio of total qualifying capital (the sum of core capital (Tier I) and supplementary capital (Tier II)) to risk weighted assets of 8%. At least half of this amount (4%) must be in the form of Tier I Capital. In general, this requirement is similar to the capital that a bank must have in order to be considered "adequately capitalized" under the prompt corrective action regulations. See "– Prompt Corrective Action." Old Line Bank currently complies with this minimum requirement.

Tier I Capital generally consists of the sum of common stockholders' equity, noncumulative perpetual preferred stock including any related surplus (subject in the case of the latter to limitations on the kind and amount of such stock which may be included as Tier I Capital), and minority interest in the equity accounts of consolidated subsidiaries, less goodwill and other intangible assets subject to certain exceptions." Tier II Capital consists of the following: hybrid capital instruments; perpetual preferred stock which is not otherwise eligible to be included as Tier I Capital; term subordinated debt and intermediate term preferred stock including related surplus, subject to certain limitations; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no risk based capital) for assets such as cash, to 100% for the bulk of assets which are typically held by a commercial bank, including certain multi-family residential and commercial real estate loans, commercial business loans and consumer loans, and 200% for assets with relatively high credit risk, such as asset backed securities one category below investment grade.

Residential first mortgage loans on one to four family residential real estate and certain seasoned multi-family residential real estate loans, which are not 90 days or more past due or non-performing and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk weighing system, as are certain privately-issued mortgage backed securities representing indirect ownership of such loans. Off balance sheet items also are adjusted to take into account certain risk characteristics.

In addition to the risk based capital requirements, the Federal Reserve Board has established a minimum 3.0% Leverage Capital Ratio (Tier I Capital to total adjusted assets) requirement for the most highly rated banks, with an additional cushion of at least 100 to 200 basis points for all other banks, which effectively increases the minimum Leverage Capital Ratio for such other banks to 4.0% - 5.0% or more. The highest rated banks are those that are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, those which are considered a strong banking organization.

Prompt Corrective Action

Under Section 38 of the FDIA, each federal banking agency is required to implement a system of prompt corrective action for institutions that it regulates. The federal banking agencies have promulgated substantially similar regulations to implement the system of prompt corrective action established by Section 38 of the FDIA. Under the regulations, a bank will be deemed to be: (i) "well capitalized" if it has a Total Risk Based Capital Ratio of 10.0% or more, a Tier 1 Risk Based Capital Ratio of 6.0% or more, a Leverage Capital Ratio of 5.0% or more and is not subject to any written capital order or directive; (ii) "adequately capitalized" if it has a Total Risk Based Capital Ratio of 8.0% or more, a Tier 1 Risk Based Capital Ratio of 4.0% or more and a Tier 1 Leverage Capital Ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized;" (iii) "undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 8.0%, a Tier 1 Risk Based Capital Ratio that is less than 4.0% or a Leverage Capital Ratio that is less than 4.0% (3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 6.0%, a Tier 1 Risk Based Capital Ratio that is less than 3.0% or a Leverage Capital Ratio that is less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

An institution generally must file a written capital restoration plan which meets specified requirements with an appropriate federal banking agency within 45 days of the date the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the applicable agency.

An institution that is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. Such guaranty will be limited to the lesser of (i) an amount equal to 5.0% of the institution's total assets at the time the institution was notified or deemed to have notice that it was undercapitalized or (ii) the amount necessary at such time to restore the relevant capital measures of the institution to the levels required for the institution to be classified as adequately capitalized. Such a guaranty will expire after the federal banking agency notifies the institution that it has remained adequately capitalized for each of four consecutive calendar quarters. An institution that fails to submit a written capital restoration plan within the requisite period, including any required performance guaranty, or fails in any material respect to implement a capital restoration plan, will be subject to the restrictions in Section 38 of the FDIA which are applicable to significantly undercapitalized institutions.

Immediately upon becoming undercapitalized, an institution becomes subject to the provisions of Section 38 of the FDIA, which (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution's assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: requiring the institution to raise additional capital, restricting transactions with affiliates, requiring divestiture of the institution or sale of the institution to a willing purchaser, and any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

A "critically undercapitalized institution" will be placed in conservatorship or receivership within 90 days unless the FDIC formally determines that forbearance from such action would better protect the deposit insurance fund. Unless the FDIC or other appropriate federal banking regulatory agency makes specific further findings and certifies that the institution is viable and is not expected to fail, an institution that remains critically undercapitalized on average during the fourth calendar quarter after the date it becomes critically undercapitalized must be placed in receivership. The general rule is that the FDIC will be appointed as receiver within 90 days after a bank becomes critically undercapitalized unless extremely good cause is shown and the federal regulators agree to an extension. In general, good cause is defined as capital that has been raised and is immediately available for infusion into the bank except for certain technical requirements that may delay the infusion for a period of time beyond the 90 day time period.

Additionally, under Section 11(c)(5) of the FDIA, a conservator or receiver may be appointed for an institution where: (i) an institution's obligations exceed its assets; (ii) there is substantial dissipation of the institution's assets or earnings as a result of any violation of law or any unsafe or unsound practice; (iii) the institution is in an unsafe or unsound condition; (iv) there is a willful violation of a cease and desist order; (v) the institution is unable to pay its obligations in the ordinary course of business; (vi) losses or threatened losses deplete all or substantially all of an institution's capital, and there is no reasonable prospect of becoming "adequately capitalized" without assistance; (vii) there is any violation of law or unsafe or unsound practice or condition that is likely to cause insolvency or substantial dissipation of assets or earnings, weaken the institution's condition, or otherwise seriously prejudice the interests of depositors or the insurance fund; (viii) an institution ceases to be insured; (ix) the institution is undercapitalized and has no reasonable prospect that it will become adequately capitalized, fails to become adequately capitalized when required to do so, or fails to submit or materially implement a capital restoration plan; or (x) the institution is critically undercapitalized or otherwise has substantially insufficient capital.

Currently, Old Line Bank is well capitalized.

Basel III

In December 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, now officially identified by the Basel Committee as "Basel III". Basel III, when implemented by the U.S. banking agencies and fully phased in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. Basel III increases the minimum Tier 1 common equity ratio to 4.5%, net of regulatory deductions, and introduces a capital conservation buffer of an additional 2.5% of common equity to risk weighted assets, raising the target minimum common equity ratio to 7%. This capital conservation buffer also increases the minimum Tier 1 capital ratio from 6% to 8.5% and the minimum total capital ratio from 8% to 10.5%. In addition, Basel III introduces a countercyclical capital buffer of up to 2.5% of common equity or other fully loss absorbing capital for periods of excess credit growth. Basel III also introduces a non-risk adjusted Tier 1 leverage ratio of 3%, based on a measure of total exposure rather than total assets, and new liquidity standards. The requirements to maintain higher levels of capital or to maintain higher levels of liquid assets could adversely impact our financial results.

Deposit Insurance

The deposits of Old Line Bank are insured up to applicable limits per insured depositor by the FDIC. The Dodd-Frank Act permanently increased the FDIC deposit insurance coverage per separately insured depositor for all account types to $250,000. In November 2010, as required by the Dodd-Frank Act, the FDIC issued a Final Rule that provides for unlimited insurance coverage of non-interest bearing demand transaction accounts, regardless of the balance of the account, until January 1, 2013. On January 18, 2011, the FDIC issued a Final Rule to include Interest on Lawyer Trust Accounts ("IOLTAs") in the temporary unlimited insurance coverage for non-interest bearing demand transaction accounts. This temporary unlimited insurance coverage replaces the Transaction Account Guarantee Program (TAGP), which expired on December 31, 2010. Unlike the TAGP, there is no special assessment associated with the temporary unlimited insurance coverage, nor may institutions opt out of the unlimited coverage.

Under the FDIA, the FDIC may terminate insurance of deposits upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Deposit Insurance Assessments

Under current FDIC regulations, each depository institution is assigned to a risk category based on capital and supervisory measures. In 2009, the FDIC revised the method for calculating the assessment rate for depository institutions by introducing several adjustments to an institution's initial base assessment rate. A depository institution is assessed premiums by the FDIC based on its risk category and the amount of deposits held. On February 7, 2011, the FDIC approved a final rule on Assessments, Dividends, Assessment Base and Large Bank Pricing ("Rule"). The Rule, mandated by the Dodd-Frank Act, changes the deposit insurance assessment system from one that is based on domestic deposits to one that is based on average consolidated total assets minus average tangible equity. In addition, the Rule adopts a "scorecard" assessment scheme for larger banks and suspends dividend payments if the Depository Insurance Fund ("DIF") reserve ratio exceeds 1.5%, but provides for decreasing assessment rates when the DIF reserve ratio reaches certain thresholds. Under the Rule, larger insured depository institutions will likely be forced to pay higher assessments to the DIF than under the old system, which should offset the cost of the assessment increases for institutions with consolidated assets of less than $10 billion, such as Old Line Bank.

The Emergency Economic Stabilization Act of 2008

In the third quarter of 2008, the Federal Reserve, the U.S. Treasury and the FDIC initiated measures to stabilize the financial markets and to provide liquidity for financial institutions. The Emergency Economic Stabilization Act of 2008 ("EESA") was signed into law on October 3, 2008 and authorized the U.S. Treasury to provide funds to restore liquidity and stability to the U.S. financial system. Under the authority of EESA, the U.S. Treasury instituted a voluntary capital purchase program to encourage U.S. financial institutions to build capital to increase the flow of financing to U.S. businesses and consumers to support the U.S. economy. Under the program, the U.S. Treasury purchased senior preferred shares of financial institutions that pay cumulative dividends at a rate of 5% per year for five years and thereafter at a rate of 9% per year. On December 5, 2008, Old Line Bancshares issued to the U.S. Treasury $7 million of Series A Preferred Stock and warrants to purchase 141,892 shares of our common stock at $7.40 per share. We elected to participate in the capital purchase program at an amount equal to approximately 3% of our risk weighted assets at the time.

On July 15, 2009, we repurchased from the U.S. Treasury the 7,000 shares of preferred stock that we issued to them in December 2008. We also repurchased the warrant to purchase 141,892 shares of our common stock that was issued to the U.S. Treasury in conjunction with the issuance of preferred stock.

Maryland Regulatory Assessment

The Maryland Commissioner of Financial Regulation in the Department of Labor, Licensing and Regulation assesses state chartered banks to cover the expense of regulating banking institutions. The Commissioner assesses each banking institution the sum of $1,000, plus $0.08 for each $1,000 of assets of the institution over $1,000,000, as disclosed on the banking institution's most recent financial report. In 2011, we paid $42,529 to the Maryland Commissioner of Financial Regulation.

Regulatory Enforcement Authority

The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") included substantial enhancement to the enforcement powers available to federal banking regulators, including the Federal Reserve Board. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions against banking organizations and institution affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. FIRREA significantly increased the amount of and grounds for civil money penalties and requires, except under certain circumstances, public disclosure of final enforcement actions by the federal banking agencies.

Restrictions on Transactions with Affiliates and Insiders

Maryland law imposes restrictions on certain transactions with affiliates of Maryland commercial banks. Generally, under Maryland law, a director, officer or employee of a commercial bank may not borrow, directly or indirectly, any money from the bank, unless the loan has been approved by a resolution adopted by and recorded in the minutes of the board of directors of the bank, or the executive committee of the bank, if that committee is authorized to make loans. If the executive committee approves such a loan, the loan approval must be reported to the board of directors at its next meeting. Certain commercial loans made to directors of a bank and certain consumer loans made to non-officer employees of the bank are exempt from the law's coverage.

In addition, Old Line Bank is subject to the provisions of Sections 23A and 23B of the Federal Reserve Act and Regulation W of the Federal Reserve Board (collectively, "Regulation W"), which limit the amount of loans or extensions of credit to, investments in, or certain other transactions with, affiliates, and limits the amount of advances to third parties collateralized by the securities or obligations of affiliates. Regulation W limits the aggregate amount of transactions with any individual affiliate to 10% of the capital and surplus of Old Line Bank and also limits the aggregate amount of transactions with all affiliates to 20% of capital and surplus. Loans and certain other extensions of credit to affiliates are required to be secured by collateral in an amount and of a type described in Regulation W, and the purchase of low quality assets from affiliates is generally prohibited.

Regulation W, among other things, prohibits an institution from engaging in certain transactions with certain affiliates (as defined in the Federal Reserve Act) unless the transactions are on terms substantially the same, or at least as favorable to such institution and/or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated entities. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards that in good faith would be offered to or would apply to non-affiliated companies.

In addition, under Regulation W:

- a bank and its subsidiaries may not purchase a low quality asset from an affiliate;

- covered transactions and other specified transactions between a bank or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices; and

- with some exceptions, each loan or extension of credit by a bank to an affiliate must be secured by collateral with a market value ranging from 100% to 130%, depending on the type of collateral, of the amount of the loan or extension of credit.

Regulation W generally excludes non-bank and non-savings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve Board decides to treat these subsidiaries as affiliates.

Old Line Bank also is subject to the restrictions contained in Sections 22(g) and 22(h) of the Federal Reserve Act and the Federal Reserve Board's Regulation O thereunder (collectively, "Regulation O"), which govern loans and extensions of credit to executive officers, directors and principal stockholders. Under Regulation O, loans to a director, an executive officer or a greater than 10% stockholder of a bank as well as certain affiliated interests of any of the foregoing may not exceed, together with all other outstanding loans to such person and affiliated interests, the loans to one borrower limit applicable to national banks (generally 15% of the institution's unimpaired capital and surplus), and all loans to all such persons in the aggregate may not exceed the institution's unimpaired capital and unimpaired surplus. Regulation O also prohibits the making of loans in an amount greater than $25,000 or 5% of capital and surplus but in any event not over $500,000, to directors, executive officers and greater than 10% stockholders of a bank, and their respective affiliates, unless such loans are approved in advance by a majority of the Board of Directors of the bank with any interested director not participating in the voting. Further, Regulation O requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as those that are offered in comparable transactions to unrelated third parties unless the loans are made pursuant to a benefit or compensation program that is widely available to all employees of the bank and does not give preference to insiders over other employees. Regulation O also prohibits a depository institution from paying overdrafts over $1,000 of any of its executive officers or directors unless they are paid pursuant to written preauthorized extension of credit or transfer of funds plans. Regulation O also has special rules for loans to executive officers, and generally prohibits the making of such loans in an amount greater than $25,000 or 2.5% of capital and surplus but in any event not over $100,000 unless such loan meets certain collateralization requirements or is made to finance the education of the executive officer's children, or to finance or refinance the executive officer's residence.

All of Old Line Bank's loans to its and Old Line Bancshares, Inc.'s executive officers, directors and greater than 10% stockholders, and affiliated interests of such persons, comply with the requirements of Regulation W and Regulation O.

We have entered into banking transactions with our directors and executive officers and the business and professional organizations in which they are associated in the ordinary course of business. We make any loans and loan commitments in accordance with all applicable laws.

Loans to One Borrower

Old Line Bank is subject to the statutory and regulatory limits on the extension of credit to one borrower. Generally, the maximum amount of total outstanding loans that a Maryland chartered trust company may have to any one borrower at any one time is 15% of Old Line Bank's unimpaired capital and unimpaired surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if such loan is secured by readily marketable collateral, which is defined to include certain securities and bullion, but generally does not include real estate.

Liquidity

Old Line Bank is subject to the reserve requirements imposed by the State of Maryland. A Maryland commercial bank is required to have at all times a reserve equal to at least 15% of its demand deposits. Old Line Bank is also subject to the reserve requirements of Federal Reserve Board Regulation D, which applies to all depository institutions. Specifically, as of December 31, 2011, amounts in transaction accounts above $10.7 million and up to $58.8 million must have reserves held against them in the ratio of three percent of the amount. Amounts above $58.8 million require reserves of $1,443,000 plus 10% of the amount in excess of $58.8 million. For 2012, amounts in transaction accounts above $11.5 million and up to $71.0 million must have reserves held against them in the ratio of three percent of the amount. Amounts above $71.0 million require reserves of $1,785,000 plus 10 percent of the amount in excess of $71.0 million. The Maryland reserve requirements may be used to satisfy the requirements of Federal Reserve Regulation D. Old Line Bank is in compliance with its reserve requirements.

Dividends

Old Line Bancshares, Inc. is a legal entity separate and distinct from Old Line Bank. Virtually all of Old Line Bancshares, Inc.'s revenue available for the payment of dividends on its common stock results from dividends paid to Old Line Bancshares, Inc. by Old Line Bank. Under Maryland law, Old Line Bank may declare a cash dividend, after providing for due or accrued expenses, losses, interest, and taxes, from its undivided profits or, with the prior approval of the Maryland Commissioner of Financial Regulation, from its surplus in excess of 100% of its required capital stock. Also, if Old Line Bank's surplus is less than 100% of its required capital stock, cash dividends may not be paid in excess of 90% of net earnings. In addition to these specific restrictions, the bank regulatory agencies have the ability to prohibit or limit proposed dividends if such regulatory agencies determine the payment of such dividends would result in Old Line Bank being in an unsafe and unsound condition.

Community Reinvestment Act

Old Line Bank is required to comply with the Community Reinvestment Act ("CRA") regardless of its capital condition. The CRA requires that, in connection with its examinations of Old Line Bank, the Federal Reserve Board evaluates the record of Old Line Bank in meeting the credit needs of its local community, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. These factors are considered in, among other things, evaluating mergers, acquisitions and applications to open a branch or facility. The CRA also requires all institutions to make public disclosure of their CRA ratings. Old Line Bank received a "Satisfactory" rating in its latest CRA examination.

USA PATRIOT Act

The USA PATRIOT Act of 2001 (the "USA PATRIOT Act") substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extraterritorial jurisdiction of the United States. The PATRIOT Act requires financial institutions, including banks, to establish anti-money laundering programs, including employee training and independent audit requirements, meet minimum standards specified by the Act, follow minimum standards for customer identification and maintenance of customer identification records, and regularly compare customer lists against lists of suspected terrorists, terrorist organizations and money launderers. The U.S. Treasury has issued a number of implementing regulations that apply to various requirements of the USA PATRIOT Act to financial institutions such as Old Line Bank. Those regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing.

Failure of a financial institution to comply with the USA PATRIOT Act's requirements could have serious legal and reputational consequences for the institution. Old Line Bank has adopted appropriate policies, procedures and controls to address compliance with the requirements of the USA PATRIOT Act under the existing regulations and will continue to revise and update its policies, procedures and controls to reflect changes required by the USA PATRIOT Act and Treasury's regulations.

The costs or other effects of the compliance burdens imposed by the PATRIOT Act or future anti-terrorist, homeland security or anti-money laundering legislation or regulations cannot be predicted with certainty.

Consumer Protection Laws

Old Line Bank is subject to a number of federal and state laws designed to protect borrowers and promote lending to various sectors of the economy. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transactions Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, and the Real Estate Settlement Procedures Act, and various state law counterparts.

In addition, federal law currently contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. These provisions also provide that, except for certain limited exceptions, a financial institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. Further, under the "Interagency Guidelines Establishing Information Security Standards," banks must implement a comprehensive information security program that includes administrative, technical, and physical safeguards to ensure the security and confidentiality of customer information. Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.

Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, the previously mentioned Dodd-Frank Act was signed into law. The Dodd-Frank Act contains a wide variety of provisions affecting the regulation of depository institutions in addition to those already mentioned. Those include restrictions related to mortgage loan originations, risk retention requirements as to securitized loans and the noted newly created consumer protection agency. The Dodd-Frank Act requires the Federal Reserve Board to set minimum capital levels for bank holding companies that are as stringent as those required for the insured depository subsidiaries, and the components of Tier 1 capital must be restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions. The Dodd-Frank Act also addresses many investor protections, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies, including Old Line Bancshares, Inc. The Dodd-Frank Act (1) grants stockholders of U.S. publicly traded companies an advisory vote on executive compensation; (2) enhances independence requirements for compensation committee members; (3) requires companies listed on national securities exchanges to adopt incentive based compensation clawback policies for executive officers; and (4) provides the SEC with authority to adopt proxy access rules that would allow stockholders of publicly traded companies to nominate candidates for election as a director and have those nominees included in a company's proxy materials.

Many of the requirements of the Dodd-Frank Act will be implemented over time and most will be subject to regulations implemented over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on our operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements may negatively impact our results of operations and financial condition. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to our investors.

Other Legislative Initiatives

In addition to the Dodd-Frank Act and the regulations that will be promulgated thereunder, new proposals may be introduced in the United States Congress and in the Maryland Legislature and before various bank regulatory authorities which would alter the powers of, and restrictions on, different types of banking organizations and which would restructure part or all of the existing regulatory framework for banks, bank holding companies and other providers of financial services. Moreover, other bills may be introduced in Congress which would further regulate, deregulate or restructure the financial services industry, including proposals to substantially reform the regulatory framework. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which any new regulation or statute may affect our business.

Bank Holding Company Regulation

As a bank holding company, Old Line Bancshares, Inc. is subject to regulation and examination by the Maryland Office of the Commissioner of Financial Regulation and the Federal Reserve Board. Old Line Bancshares, Inc. is required to file with the Federal Reserve Board an annual report and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Among other things, the BHC Act requires regulatory filings by a stockholder or other party that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution. The determination whether an investor "controls" a depository institution is based on all of the facts and circumstances surrounding the investment. As a general matter, a party is deemed to control a depository institution or other company if the party owns or controls 25% or more of any class of voting stock. Subject to rebuttal, a party may be presumed to control a depository institution or other company if the investor owns or controls 10% or more of any class of voting stock. Ownership by affiliated parties, or parties acting in concert, is typically aggregated for these purposes. If a party's ownership of Old Line Bancshares, Inc. were to exceed certain thresholds, the investor could be deemed to "control" Old Line Bancshares, Inc. for regulatory purposes. This could subject the investor to regulatory filings or other regulatory consequences.

Pursuant to provisions of the BHC Act and regulations promulgated by the Federal Reserve Board thereunder, Old Line Bancshares, Inc. may only engage in or own companies that engage in activities deemed by the Federal Reserve Board to be so closely related to the business of banking or managing or controlling banks as to be a proper incident thereto, and the holding company must obtain permission from the Federal Reserve Board prior to engaging in most new business activities. In addition, bank holding companies like Old Line Bancshares, Inc. must be well capitalized and well managed in order to engage in the expanded financial activities permissible only for a financial holding company.

Federal banking regulators have adopted risk-based capital guidelines for bank holding companies. Currently, the required minimum ratio of total capital to risk-weighted assets (including off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be Tier 1 capital, consisting principally of common stockholders' equity, non-cumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill. The remainder (Tier 2 capital) may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, perpetual preferred stock and a limited amount of the general loan loss allowance. In addition to the risk-based capital guidelines, the federal banking regulators established minimum leverage ratio (Tier 1 capital to total assets) guidelines for bank holding companies. These guidelines provide for a minimum leverage ratio of 3% for those bank holding companies which have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are required to maintain a leverage ratio of at least 4%.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent.

Effect of Governmental Monetary Policies

Domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies affect our earnings. The Federal Reserve Board's monetary policies have had, and are likely to continue to have, an important impact on the operating results of financial institutions through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

Forward Looking Statements

Some of the matters discussed in this annual report including under the captions "Business of Old Line Bancshares, Inc.," "Business of Old Line Bank," "Risk Factors", and "Management's Discussion And Analysis Of Financial Condition And Results Of Operations" and elsewhere in this annual report. These forward-looking statements include statements regarding the impact of our merger with Maryland Bankcorp going forward, changes in and future revenues, income, expenses and non-interest income, improved earnings and stockholder value, retention of existing branches, our growth and expansion strategy, liquidity, loan, deposit, asset and customer growth, maintaining the net interest margin during 2012 and beyond, borrowers continuing to stay current on their loans, continued use of brokered deposits, losses on non-accrual loans, our expectation with respect to earnings on our bank owned life insurance policies partially offsetting certain expenses and obligations, our expectation with respect to ratification of the sale of a foreclosed property with respect to a non-accrual loan and our plan to foreclose on the property securing another non-accrual loan, that we plan to continue efforts to sell acquired and legacy real estate owned, potential regulatory changes, the impact of new accounting guidance, the allowance for loan losses, interest rate sensitivity, market risk, the status of the unrealized losses in our investment portfolio and business, financial and other goals. Forward-looking statements often use words such as "believe," "expect," "plan," "may," "will," "should," "project," "contemplate," "anticipate," "forecast," "intend" or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. When you read a forward-looking statement, you should keep in mind the risk factors described below and any other information contained in this annual report, which identifies a risk or uncertainty. Our actual results and the actual outcome of our expectations and strategies could be different from that described in this annual report because of these risks and uncertainties and you should not put undue reliance on any forward-looking statements. All forward-looking statements speak only as of the date of this filing, and we undertake no obligation to make any revisions to the forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events.

Item 1A. Risk Factors

You should consider carefully the following risks, along with other information contained in this Form 10-K. The risks and uncertainties described below are not the only ones that may affect us. Additional risks and uncertainties also may adversely affect our business and operations including those discussed in Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations. Any of the following events, should they actually occur, could materially and adversely affect our business and financial results.

Risk Factors Related to the Merger with Maryland Bankcorp

We may fail to realize all of the anticipated benefits of the merger. As discussed above in "Item 1-Business", in April 2011 we acquired Maryland Bankcorp. The ultimate success of the merger will depend, in part, on our ability to realize the anticipated benefits and cost savings from combining our businesses with Maryland Bankcorp's. To realize these anticipated benefits and cost savings, however, we must successfully complete the combination of these businesses. If we are unable to achieve these objectives, we may not fully realize the anticipated benefits and cost savings of the merger or they may take longer to realize than expected.

It is possible that the continuing integration process could result in the loss of key employees, the loss of key depositors or other bank customers, the disruption of our ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain our relationships with our clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies may, to some extent, continue to divert management attention and resources. These integration matters could have an adverse effect on us during the remaining transition period.

We may not have adequately assessed the fair value of the acquired assets and liabilities. Current accounting guidance requires that we record assets and liabilities at their estimated fair values on the purchase date. In accordance with accounting for business combinations, we included the credit losses evident in the fair value of loans at the date of our acquisition of MB&T and eliminated the allowance for loan losses maintained by MB&T at the acquisition date. The determination of fair value requires that we consider a number of factors including the remaining life of the acquired loans and deposits, estimated prepayments or withdrawals, estimated loss ratios, estimated value of the underlying collateral, and the net present value of expected cash flows. Actual deviations from these predicted cash flows, maturities or repayments or the underlying value of the collateral may mean that our present value determination is inaccurate. This may cause fluctuations in interest income, non-interest income, provision expense, interest expense and non-interest expense and negatively impact our results of operations.

Risk Factors Relating to Old Line Bancshares' Business

If economic conditions deteriorate further, our borrowers' ability to repay loans declines and the value of the collateral securing our loans decreases. These conditions could adversely affect our results of operations and financial condition. Changes in prevailing economic conditions, including declining real estate values, changes in interest rates which may cause a decrease in interest rate spreads, adverse employment conditions, the monetary and fiscal policies of the federal government and other significant external events may adversely affect our financial results. While the recession has officially ended and there continues to be evidence of improvement in the economy, it remains unclear when conditions will improve to the extent that they will positively impact borrowers' ability to repay their loans in general and demand for loans overall. Although signs of stability have emerged, we expect that the business environment in the State of Maryland and the entire United States will continue to present challenges for the foreseeable future. Although we have seen limited and sporadic pockets of price stability or even appreciation in our market area, there remains potential for future decline in real estate values. Because real estate related loans comprise a significant portion of our loans, continued decreases in real estate values could adversely affect the value of property used as collateral for loans in our portfolio. Although the adverse economic climate during the past four years has not severely impacted us due to our strict underwriting standards, further adverse changes in the economy, including increased unemployment or the economy moving back into a recession, could have a negative effect on the ability of our borrowers to make timely repayments of their loans, which would have an adverse impact on our earnings.

If U.S. markets and economic conditions do not significantly improve or further deteriorate, it could adversely affect our liquidity. Old Line Bank must maintain sufficient liquidity to ensure cash flow is available to satisfy current and future financial obligations including demand for loans and deposit withdrawals, funding of operating costs and other corporate purposes. We obtain funding through deposits and various short term and long term wholesale borrowings, including federal funds purchased, unsecured borrowings, brokered certificates of deposits and borrowings from the Federal Home Loan Bank of Atlanta and others. Economic uncertainty and disruptions in the financial system may adversely affect our liquidity. Dramatic declines in the housing market during the past four years, falling real estate prices and increased foreclosures and unemployment, have resulted in significant asset value write downs by financial institutions, including government sponsored entities and investment banks. These investment write downs have caused financial institutions to seek additional capital. Should we experience a substantial deterioration in our financial condition or should disruptions in the financial markets restrict our funding, it would negatively impact our liquidity. To mitigate this risk, we closely monitor our liquidity and maintain a line of credit with the Federal Home Loan Bank and have received approval to borrow from the Federal Reserve Bank of Richmond.

Our need to comply with extensive and complex governmental regulation could have an adverse effect on our business and our growth strategy. The banking industry is subject to extensive regulation by state and federal banking authorities. Many of these regulations are intended to protect depositors, the public or the FDIC insurance funds, not stockholders. Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy, ability to attract and retain personnel and many other aspects of our business. These requirements may constrain our rate of growth and changes in regulations could adversely affect us. The cost of compliance with regulatory requirements could adversely affect our ability to operate profitably.

In addition, because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future and impact our operations. In light of the performance of and government intervention in the financial sector, we fully expect there will be significant changes to the banking and financial institutions' regulatory agencies in the near future. We further anticipate that regulatory authorities may enact additional laws and regulations in response to the ongoing financial crisis that could have an impact on our operations. Changes in regulation and oversight, including in the form of changes to statutes, regulations or regulatory policies or changes in interpretation or implementation of statutes, regulations or policies, could affect the service and products we offer, increase our operating expenses, increase compliance challenges and otherwise adversely impact our financial performance and condition. In addition, the burden imposed by these federal and state regulations may place banks in general, and Old Line Bank specifically, at a competitive disadvantage compared to less regulated competitors.

The recently enacted Dodd-Frank Act may adversely impact our results of operations, liquidity or financial condition. In July 2010, President Obama signed into law the Dodd-Frank Act. The Dodd-Frank Act represents a comprehensive overhaul of the U.S. financial services industry. Among other things, the Dodd-Frank Act establishes the new federal Bureau of Consumer Financial Protection (the "BCFP"), includes provisions affecting corporate governance and executive compensation disclosure at all Securities and Exchange Commission ("SEC") reporting companies, allows financial institutions to pay interest on business checking accounts, broadens the base for FDIC insurance assessments, and includes new restrictions on how mortgage brokers and loan originators may be compensated. The Dodd-Frank Act requires the BCFP and other federal agencies to implement many new and significant rules and regulations to implement its various provisions. We will not know the full impact of the Dodd-Frank Act on our business for years until regulations implementing the statute are adopted and implemented. As a result, we cannot at this time predict the extent to which the Dodd-Frank Act will impact our business, operations or financial condition. However, compliance with these new laws and regulations may require us to make changes to our business and operations and will likely result in additional costs and a diversion of management's time from other business activities, any of which may adversely impact our results of operations, liquidity or financial condition. Further, if the industry responds to provisions allowing financial institutions to pay interest on business checking accounts by competing for those deposits with interest bearing accounts, this may put some degree of downward pressure on our net interest margin during 2012 and beyond.

Because we serve a limited market area in Maryland, an economic downturn in our market area could more adversely affect us than it affects our larger competitors that are more geographically diverse. Our current primary market area consists of the suburban Maryland (Washington, D.C. suburbs) counties of Anne Arundel, Calvert, Charles, Prince George's and St. Mary's. We have expanded in the counties in which we have historically operated and into Calvert and St. Mary's Counties, Maryland and may expand in contiguous northern and western counties, such as Montgomery County and Howard County, Maryland. However, broad geographic diversification is not currently part of our community bank focus. Overall, during the last four years, the business environment negatively impacted many businesses and households in the United States and worldwide. Although the economic decline has not impacted the suburban Maryland and Washington D.C. suburbs as adversely as other areas of the United States, it has caused an increase in unemployment and business failures and a decline in property values. As a result, if our market area continues to suffer an economic downturn, it may more severely affect our business and financial condition than it affects larger bank competitors. Our larger competitors serve more geographically diverse market areas, parts of which may not be affected by the same economic conditions that may exist in our market area. Further, unexpected changes in the national and local economy may adversely affect our ability to attract deposits and to make loans. Such risks are beyond our control and may have a material adverse effect on our financial condition and results of operations and, in turn, the value of our securities.

We depend on the services of key personnel. The loss of any of these personnel could disrupt our operations and our business could suffer. Our success depends substantially on the skills and abilities of our executive management team, including James W. Cornelsen, our President and Chief Executive Officer, Joseph E. Burnett, our Executive Vice President and Chief Lending Officer, Christine M. Rush, our Executive Vice President and Chief Financial Officer and Sandi F. Burnett, our Executive Vice President and Chief Credit Officer. They provide valuable services to us and would be difficult to replace. Although we have entered into employment agreements with these executives, the existence of such agreements does not assure that we will retain their services.

Also, our growth and success and our anticipated future growth and success, in a large part, is due and we anticipate will be due to the relationships maintained by our banking executives with our customers. The loss of services of one or more of these executives or other key employees could have a material adverse effect on our operations and our business could suffer. The experienced commercial lenders that we have hired are not a party to any employment agreement with us and they could terminate their employment with us at any time and for any reason.

Our growth and expansion strategy may not be successful. Our ability to grow depends upon our ability to attract new deposits, identify loan and investment opportunities and maintain adequate capital levels. We may also grow through acquisitions of existing financial institutions or branches thereof. There are no guarantees that our expansion strategies will be successful. Also, in order to effectively manage our anticipated and/or actual loan growth we have and may continue to make additional investments in equipment and personnel, which also will increase our non-interest expense. If we grow too quickly and are not able to control costs and maintain asset quality, growth could materially and adversely affect our financial performance.

Our concentrations of loans in various categories may also increase the risk of credit losses. We currently invest more than 25% of our capital in various loan types and industry segments, including commercial real estate loans and loans to the hospitality industry (hotels/motels). While recent declines in the local commercial real estate market have not caused the collateral securing our loans to exceed acceptable loan to value ratios, a further deterioration in the commercial real estate market could cause deterioration in the collateral securing these loans and/or a decline in our customers' earning capacity. This could negatively impact us. Although we have made a large portion of our hospitality loans to long term, well established operators in strategic locations, a continued decline in the occupancy rate in these facilities could negatively impact their earnings. This could adversely impact their ability to repay their loan which would adversely impact our net income.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease. We maintain an allowance for loan losses that we believe is adequate for absorbing any potential losses in our loan portfolio. Management, through a periodic review and consideration of the loan portfolio, determines the amount of the allowance for loan losses. Although we believe the allowance for loan losses is adequate to absorb probable losses in our loan portfolio, even under normal economic conditions, we cannot predict such losses with certainty. The unprecedented volatility experienced in the financial and capital markets during the last four years makes this determination even more difficult as processes we use to estimate the allowance for loan losses may no longer be dependable because they rely on complex judgments, including forecasts of economic conditions that may not be accurate. As a result, we cannot be sure that our allowance is or will be adequate in the future. If management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, our earnings will suffer.

As of December 31, 2011, commercial and industrial, construction, and commercial real estate mortgage loans comprise approximately 79.64% of our loan portfolio. These types of loans are generally viewed as having more risk of default than residential real estate or consumer loans and typically have larger balances than residential real estate loans and consumer loans. A deterioration of one or a few of these loans could cause a significant increase in non-performing loans. Such an increase could result in a net loss of earnings from these loans, an increase in the provision for loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Our profitability depends on interest rates and changes in monetary policy may impact us. Our results of operations depend to a large extent on our "net interest income," which is the difference between the interest expense incurred in connection with our interest bearing liabilities, such as interest on deposit accounts, and the interest income received from our interest earning assets, such as loans and investment securities. Interest rates, because they are influenced by, among other things, expectations about future events, including the level of economic activity, federal monetary and fiscal policy, and geopolitical stability, are not predictable or controllable. Additionally, competitive factors heavily influence the interest rates we can earn on our loan and investment portfolios and the interest rates we pay on our deposits. Community banks are often at a competitive disadvantage in managing their cost of funds compared to the large regional, super regional or national banks that have access to the national and international capital markets. These factors influence our ability to maintain a stable net interest margin.

We seek to maintain a neutral position in terms of the volume of assets and liabilities that mature or reprice during any period so that we may reasonably predict our net interest margin. However, interest rate fluctuations, loan prepayments, loan production and deposit flows are constantly changing and influence our ability to maintain this neutral position. Generally speaking, our earnings are more sensitive to fluctuations in interest rates the greater the variance in the volume of assets and liabilities that mature and reprice in any period. The extent and duration of the sensitivity will depend on the cumulative variance over time, the velocity and direction of interest rates, and whether we are more asset than liability sensitive. Accordingly, we may not be successful in maintaining this neutral position and, as a result, our net interest margin may suffer.

The market value of our investments could negatively impact stockholders' equity. We have designated all of our investment securities portfolio (and 19.95% of total assets) at December 31, 2011 as available for sale. We "mark to market" temporary unrealized gains and losses in the estimated value of the available for sale portfolio and reflect this adjustment as a separate item in stockholders' equity, net of taxes. As of December 31, 2011, we had temporary unrealized gains in our available for sale portfolio of $2.4 million (net of taxes). As a result of the recent economic recession and the continued economic slowdown, several municipalities continue to report budget deficits and companies continue to report lower earnings. These budget deficits and lower earnings could cause temporary and other than temporary impairment charges in our investment securities portfolio and cause us to report lower net income and a decline in stockholders' equity.

Any future issuances of common stock in connection with acquisitions or otherwise could dilute your ownership of Old Line Bancshares. We may use our common stock to acquire other companies or to make investments in banks and other complementary businesses in the future. We may also issue common stock, or securities convertible into common stock, through public or private offerings, in order to raise additional capital in connection with future acquisitions, to satisfy regulatory capital requirements or for general corporate purposes. Any such stock issuances would dilute your ownership interest in Old Line Bancshares and may dilute the per share value of the common stock.

Our future acquisitions, if any, may cause us to become more susceptible to adverse economic events. While we currently have no plans to acquire additional financial institutions, we may do so in the future if an attractive acquisition opportunity arises that is consistent with our business plan. Any future business acquisitions could be material to us, and the degree of success achieved in acquiring and integrating these businesses into Old Line Bancshares could have a material effect on the value of our common stock. In addition, any acquisition could require us to use substantial cash or other liquid assets or to incur debt. In those events, we could become more susceptible to future economic downturns and competitive pressures.

We face limits on our ability to lend. The amount of our capital limits the amount that we can loan to a single borrower. Generally, under current law, we may lend up to 15% of our unimpaired capital and surplus to any one borrower. As of December 31, 2011, we were able to lend approximately $9.5 million to any one borrower. This amount is significantly less than that of many of our competitors and may discourage potential borrowers who have credit needs in excess of our legal lending limit from doing business with us. We generally try to accommodate larger loans by selling participations in those loans to other financial institutions, but this strategy is not always available. We may not be able to attract or maintain customers seeking larger loans and we may not be able to sell participations in such loans on terms we consider favorable.

Additional capital may not be available when needed or required by regulatory authorities. Federal and state regulatory authorities require us to maintain adequate levels of capital to support our operations. In addition, we may elect to raise additional capital to support our business or to finance future acquisitions, if any, or we may otherwise elect or our regulators may require that we raise additional capital. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control. Current conditions in the capital markets are such that traditional sources of capital may not be available to us on reasonable terms if we needed to raise additional capital. Accordingly, we may not be able to raise additional capital if needed or on terms that are favorable or otherwise not dilutive to existing stockholders. If we cannot raise additional capital when needed, it may have a material adverse effect on our financial condition, results of operations and prospects.

We face substantial competition which could adversely affect our growth and operating results. We operate in a competitive market for financial services and face intense competition from other financial institutions both in making loans and in attracting deposits. Many of these financial institutions have been in business for many years, are significantly larger, have established customer bases, have greater financial resources and lending limits than we do, and are able to offer certain services that we are not able to offer. If we cannot attract deposits and make loans at a sufficient level, our operating results will suffer, as will our opportunities for growth.

System failure or cybersecurity breaches of our network security could subject us to increased operating costs as well as litigation and other potential losses. We rely heavily on communications and information systems to conduct our business. The computer systems and network infrastructure we use could be vulnerable to unforeseen hardware and cybersecurity issues. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in our operations could have an adverse effect on our financial condition and results of operations. In addition, our operations are dependent upon our ability to protect the computer systems and network infrastructure we use, including our Internet banking activities, against damage from physical break-ins, cybersecurity breaches and other disruptive problems caused by the Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us, subject us to additional regulatory scrutiny, damage our reputation, result in a loss of customers, and inhibit current and potential customers from our Internet banking services, any of all of which could have a material adverse effect on our results of operations and financial condition. Each year, we add additional security measures to our computer systems and network infrastructure to mitigate the possibility of cybersecurity breaches including firewalls and penetration testing, but there can be no assurance that such security measures will be effective in preventing such breaches, damage or failures. We continue to investigate cost effective measures as well as insurance protection; there is no guarantee, however, that such insurance, if obtained, would cover all costs associated with any breach, damage or failure of our computer systems and network infrastructure.

Consumers may decide not to use banks to complete their financial transactions. Technology and other changes are allowing consumers to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or general-purpose reloadable prepaid cards. Consumers can also complete transactions such as paying bills and transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

Item 1B. Unresolved Staff Comments

Not applicable as we are not an accelerated filer or large accelerated filer.

Item 2. Properties

As of December 31, 2011, we operate a total of 19 branch locations and seven loan production offices. Our headquarters is located at 1525 Pointer Ridge Place, Bowie, Maryland in Prince George's County. Pointer Ridge Office Investment, LLC, an entity in which we have an approximately $761,000 investment and a 62.50% ownership interest owns this property. Frank Lucente, a director of Old Line Bancshares, Inc. and Old Line Bank controls 12.50% of Pointer Ridge and controls the manager of Pointer Ridge.

Legacy Branches

Location	Address	Opened Date	Square Feet	Monthly Lease Amount	Term	Renewal Option
Bowie Suite 100	1525 Pointer Ridge Place Bowie, Maryland	6/2006	2,557	$7,166	13 years	(2) 5years
Bowie Suite 300	1525 Pointer Ridge Place Bowie, Maryland	6/2006	5,449	$13,373	13 years	(2) 5years
Bowie Suite 400	1525 Pointer Ridge Place Bowie, Maryland	6/2006	11,053	$26,695	13 years	(2) 5years
Old Line Centre	12080 Old Line Centre Waldorf, Maryland	11/1989	2,048	$5,142	10 years	(2) 5years
Accokeek	15808 Livingston Road Accokeek, Maryland	12/1995	1,218	Owned		
Crain Highway	2995 Crain Highway Waldorf, Maryland	6/1999	8,044	Owned		
Clinton	7801 Old Branch Avenue Clinton, Maryland	9/2002	2,550	$2,807	10 years	(3) 5years
College Park 4th Floor	9658 Baltimore Avenue College Park, Maryland	7/2005	1,268	$3,215	10 years	(2) 5 years
College Park 1st Floor	9658 Baltimore Avenue College Park, Maryland	3/2008	1,916	$5,464	10 years	(2) 5 years
Greenbelt	6421 Ivy Lane Greenbelt, Maryland	9/2009	33,000	$8,825	30 years	(2) 10 years
Annapolis	2530 Riva Road Annapolis, Maryland	9/2011	3,899	$9,748	10yrs 7mo	(2) 5 years
Annapolis	167-U Jennifer Road Annapolis, Maryland	9/2008	1,620	$5,606	5 years	(1) 5 years
Crofton	1641 Maryland Route 3 North Crofton, Maryland	7/2009	2,420	$7,161	10 years	(3) 5 years

The following table outlines the properties we acquired on April 1, 2011

Properties Acquired April 1, 2011

Location	Address	Opened Date	Square Feet	Monthly Lease Amount	Term	Renewal Option
Bryans Road	7175 Indian Head Highway Bryans Road, Maryland	5/1964	3,711	$ 7,939	20 years	N/A
California	22741 Three Notch Road California, Maryland	4/1985	3,366	$ 6,249	20 years	none
Callaway	20990 Point Lookout Road Callaway, Maryland	8/2005	1,795	Owned		
Fort Washington	12740 Old Fort Road Fort Washington, Maryland	2/1973	2,800	$ 6,331	5 years	N/A
La Plata	101 Charles Street La Plata, Maryland	4/1974	2,910	$ 8,405	15 years	(3) 10 years
Leonardtown Road	3135 Leonardtown Road Waldorf, Maryland	6/1963	7,076	Owned		
Lexington Park	46930 South Shangri La Drive Lexington Park, Maryland	6/1959	7,763	$ 10,767	20 years	N/A
Prince Frederick	691 Prince Frederick Beulvald Prince Frederick, Maryland	8/1999	3,400	$ 9,124	20 years	N/A
Solomons	80 HolidayDrive Solomons, Maryland	2/1998	2,194	$ 4,294	20 years	N/A
Waldorf Operations	3220 Old Washington Road Waldorf, Maryland	12/1988	21,064	Owned		

Item 3. Legal Proceedings

From time to time, Old Line Bancshares, Inc. or Old Line Bank may be involved in litigation relating to claims arising out of its normal course of business. We do not have any material pending legal matters or litigation for Old Line Bank or Old Line Bancshares, Inc.

Item 4. Mine Safety Disclosures

Not applicable

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock Prices

The table below shows the high and low sales information as reported on the Nasdaq Capital Market. The quotations reflect interdealer prices, without retail mark up, mark down, or commission, and may not represent actual transactions.

	Sale Price Range	
	High	Low
2011		
First Quarter	$ 10.45	$ 7.45
Second Quarter	9.49	8.22
Third Quarter	8.43	6.64
Fourth Quarter	8.25	6.83
2010		
First Quarter	$ 7.65	$ 6.20
Second Quarter	8.09	7.44
Third Quarter	8.99	7.02
Fourth Quarter	8.99	7.26

As of December 31, 2011, there were 6,817,694 shares of common stock issued and outstanding held by approximately 465 stockholders of record. There were 325,331 shares of common stock issuable on the exercise of outstanding stock options, 312,145 of which were exercisable. The remaining are exercisable as follows:

Date Exercisable	# of Shares
May 7, 2012	2,000
January 27, 2012	5,593
January 27, 2013	5,593
Total	13,186

Dividends

We have paid the following dividends on our common stock during the years indicated:

	2011	2010
March	$ 0.03	$ 0.03
June	0.03	0.03
September	0.03	0.03
December	0.04	0.03
Total	$ 0.13	$ 0.12

Our ability to pay dividends in the future will depend on the ability of Old Line Bank to pay dividends to us. Old Line Bank's ability to continue paying dividends will depend on Old Line Bank's compliance with certain dividend regulations imposed upon us by bank regulatory authorities.

In addition, we will consider a number of other factors, including our income and financial condition, tax considerations, and general business conditions before deciding to pay additional dividends in the future. We can provide no assurance that we will continue to pay dividends to our stockholders.

Issuer Purchases of Equity Securities

We did not repurchase any of our securities during the quarter ended December 31, 2011.

Item 6. Selected Financial Data

The following table summarizes Old Line Bancshares, Inc.'s selected financial information and other financial data. The selected balance sheet and statement of income data are derived from our audited financial statements. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this report. Results for past periods are not necessarily indicative of results that may be expected for any future period.

December 31,	2011	2010	2009
	(Dollars in thousands except per share data)		
Earnings and dividends:			
Interest revenue	$32,321	$18,509	$17,096
Interest expense	5,219	4,943	5,580
Net interest income	27,101	13,566	11,516
Provision for loan losses	1,800	1,082	900
Non-interest revenue	2,741	1,352	1,820
Non-interest expense	20.884	11,409	9,257
Income taxes	1,927	997	1,056
Net income	5.232	1,430	2,123
Less: Net income (loss) attributable to the non-controlling interest	(148)	(73)	87
Net income attributable to Old Line Bancshares, Inc.	5,380	1,503	2,036
Net income available to common stockholders	5,380	1,503	1,550
Per common share data			
Basic earnings	$0.86	$0.39	$0.40
Diluted earnings	0.86	0.38	0.40
Dividends paid	0.13	0.12	0.12
Common stockholders book value, period end	9.98	9.52	9.31
Common stockholders tangible book value, period end	9.28	9.52	9.31
Average common shares outstanding			
Basic	6,223,057	3,880,060	3,862,364
Diluted	6,253,898	3,903,577	3,869,466
Common shares outstanding, period end	6,817,694	3,891,705	3,862,364
Balance Sheet Data:			
Total assets	$811,042	$401,910	$357,219
Total loans, less allowance for loan losses	539,298	299,606	265,009
Total investment securities	161,785	54,786	33,819
Total deposits	690,768	340,527	286,348
Stockholders' equity	68,040	37,054	35,941
Performance Ratios:			
Return on average assets	0.79%	0.38%	0.60%
Return on average stockholders' equity	9.37%	4.14%	5.22%
Total ending equity to total ending assets	8.39%	9.22%	10.06%
Net interest margin (1)	4.61%	3.86%	3.77%
Dividend payout ratio for period	15.3%	31.0%	22.7%
Asset Quality Ratios:			
Allowance to period-end loans	0.69%	0.82%	0.93%
Non-performing assets to total assets	1.22%	0.96%	0.44%
Non-performing loans to allowance for loan losses	155.84%	109.81%	63.93%
Capital Ratios:			
Tier I risk-based capital	10.6%	11.6%	12.8%
Total risk-based capital	11.3%	12.4%	13.7%
Leverage capital ratio	7.8%	9.2%	10.0%

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operating-Reconciliation of Non-GAAP Measures."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Some of the matters discussed below include forward-looking statements. Forward-looking statements often use words such as "believe," "expect," "plan," "may," "will," "should," "project," "contemplate," "anticipate," "forecast," "intend" or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. Our actual results and the actual outcome of our expectations and strategies could be different from those anticipated or estimated for the reasons discussed below and under the heading "Information Regarding Forward Looking Statements."

Overview

Old Line Bancshares was incorporated under the laws of the State of Maryland on April 11, 2003 to serve as the holding company of Old Line Bank.

Our primary business is to own all of the capital stock of Old Line Bank. We also have an approximately $761,000 investment in a real estate investment limited liability company named Pointer Ridge Office Investment, LLC (Pointer Ridge). We own 62.50% of Pointer Ridge. Frank Lucente, one of our directors and a director of Old Line Bank, controls 12.50% of Pointer Ridge and controls the manager of Pointer Ridge. The purpose of Pointer Ridge is to acquire, own, hold for profit, sell, assign, transfer, operate, lease, develop, mortgage, refinance, pledge and otherwise deal with real property located at the intersection of Pointer Ridge Road and Route 301 in Bowie, Maryland. Pointer Ridge owns a commercial office building containing approximately 40,000 square feet and leases this space to tenants. We lease approximately 50% of this building for our main office and operate a branch of Old Line Bank from this address.

Summary of Recent Performance and Other Activities

In an economic climate that continues to present challenges for our industry, we are pleased to report significant strategic accomplishments during the year and that we produced results that demonstrate the quality and potential of our franchise. Net income available to common stockholders, after inclusion of $574,321 in merger and integration expenses, was $5.4 million or $0.86 per basic and diluted common share for the year ending December 31, 2011 which represented a 258.03% increase over the prior year's net income available to common stockholders of $1.5 million.

On April 1, 2011, we acquired Maryland Bankcorp, the parent company of MB&T. This acquisition created the sixth largest independent commercial bank based in Maryland, with assets of more than $750 million and with 19 full service branches serving five counties. Teams from both institutions have worked diligently to successfully join the two organizations.

The following highlights certain financial data and events that have occurred during 2011:

- Our acquisition of Maryland Bankcorp became effective April 1, 2011.
- Average total loans grew approximately $174.1 million or 60.98% for the twelve months ended December 31, 2011 compared to the twelve months ended December 31, 2010, primarily as a result of our acquisition of Maryland Bankcorp.
- Average non-interest bearing deposits grew $78.0 million (143.54%) for the twelve months ended December 31, 2011 relative to the same period in 2010, primarily as a result of our acquisition of Maryland Bankcorp.
- At December 31, 2011, we had two legacy loans (i.e. loans in our portfolio prior to the acquisition of Maryland Bankcorp) on non-accrual status in the amount of $1.2 million.
- At December 31, 2011, we had 17 acquired loans (loans acquired from MB&T pursuant to the merger) on non-accrual status totaling $4.6 million

- At year end 2011, we had four accruing legacy loans past due between 30 and 89 days in the amount of $744,610 and one accruing legacy loan past due 90 or more days in the amount of $34,370.
- At December 31, 2011, we had 22 accruing acquired loans totaling $839,274 past due between 30 and 89 days.
- At December 31, 2011, our book value was $9.98 per common share and a tangible book value was $9.28 per common share.
- We maintained liquidity and by all regulatory measures remained "well capitalized".
- We increased the provision for loan losses by $718,000 during the year ended December 31, 2011 as compared to December 31, 2010.
- As a result of the provision discussed above, and net charge offs for the twelve month period of $527,205, the allowance for loan losses increased to $3.7 million at December 31, 2011 from $2.5 million at December 31, 2010.

On April 1, 2011, all MB&T branches were rebranded as Old Line Bank branches and all data processing and accounting systems were consolidated. As discussed below, during the second quarter of 2011, we also substantially completed the assessment and recordation on our financial statements of MB&T's assets and liabilities at fair value as required by current accounting guidance. With the exception of the closing of one MB&T branch, which MB&T had previously designated for closure, we have also retained, and expect to continue to retain, all of MB&T's branches, and the branch personnel with severance of employees occurring only at MB&T's operations, accounting and executive offices. We are pleased to have the remaining MB&T personnel as part of the Old Line Bank team and anticipate that they will contribute significantly to our success.

Pursuant to the merger agreement, the stockholders of Maryland Bankcorp received approximately 2.1 million shares of Old Line Bancshares common stock and the aggregate cash consideration paid to holders of Maryland Bankcorp stockholders was $1.0 million. The total merger consideration was $18.8 million. Included in Note 2 to the consolidated financial statements is additional discussion about the MB&T acquisition.

In accordance with accounting for business combinations, we have recorded the acquired assets and liabilities at their estimated fair value on April 1, 2011, the acquisition date. The determination of the fair value of the loans caused a significant write down in the value of certain loans, which we assigned to an accretable or non-accretable balance. We will recognize the accretable balance as interest income over the remaining term of the loan. We will recognize the non-accretable balance as the borrower repays the loan. The accretion of the loan marks, along with other fair value adjustments to loans and to deposits, favorably impacted our net interest income by $2.2 million for the twelve months ended December 31, 2011. We based the determination of fair value on cash flow expectations and/or collateral values. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change. Change in our cash flow expectations could impact net interest income after provision for loan losses. We will recognize any decline in expected cash flows as impairment and record a provision for loan losses during the period. We will recognize any improvement in expected cash flows, as an adjustment to interest income.

In conjunction with the merger, we also recorded the deposits acquired at their fair value and recorded a core deposit intangible of $5.0 million. The amortization of this intangible asset decreased net income by $584,024 for the twelve months ended December 31, 2011, respectively.

The following summarizes the highlights of our financial performance for the twelve month period ended December 31, 2011 compared to the twelve month period ended December 31, 2010 (000's):

Years Ended December 31,	2011	2010	$ Change	% Change
Net income available to common stockholders	$ 5,380	$ 1,503	$ 3,877	257.95 %
Interest revenue	32,321	18,509	13,812	74.62
Interest expense	5,219	4,943	276	5.58
Net interest income after provision for loan losses	25,301	12,484	12,817	102.67
Non-interest revenue	2,741	1,352	1,389	102.74
Non-interest expense	20,884	11,409	9,475	83.05
Average total loans	459,530	285,465	174,065	60.98
Average interest earning assets	599,397	355,590	243,807	68.56
Average total interest bearing deposits	435,796	263,007	172,789	65.70
Average non-interest bearing deposits	132,326	54,335	77,991	143.54
Net interest margin (1)	4.61%	3.86%		
Return on average equity	9.37%	4.14%		
Basic earnings per common share	$ 0.86	$ 0.39	$ 0.47	120.51%
Diluted earnings per common share	0.86	0.38	0.48	126.32%

(1) See "Reconciliation of Non-GAAP Measures"

Growth Strategy

We have based our strategic plan on the premise of enhancing stockholder value and growth through branching and operating profits. Our short term goals include collecting payment on non-accrual and past due loans, profitably disposing of other real estate owned, enhancing and maintaining credit quality, maintaining an attractive branch network, expanding fee income, generating extensions of core banking services, and using technology to maximize stockholder value. During the past two years, we have expanded in Prince George's County and Anne Arundel County, Maryland and the April 2011 acquisition of Maryland Bankcorp has expanded our operations in Charles County and into St. Mary's and Calvert Counties, Maryland.

In December 2009, we added a team of four experienced, highly skilled loan officers to our staff. These officers have a combined 50 years of commercial banking experience and were employed by a large regional bank with offices in the suburban Maryland market prior to joining us. These individuals have worked in our market area for many years, have worked together as a team for several years and have a history of successfully generating a high volume of commercial, construction and commercial real estate loans.

On July 1, 2009, we opened a branch at 1641 State Route 3 North, Crofton, Maryland in Anne Arundel County. During July and August of 2009, we hired the staff for this location. In October 2009, we opened our branch in the Fairwood Office Park located at 12100 Annapolis Road, Suite 1, Glen Dale, Maryland. We hired the staff for this location during the third quarter of 2009.

Other Opportunities

We use the Internet and technology to augment our growth plans. Currently, we offer our customers image technology, Internet banking with on-line account access and bill payer service. We provide selected commercial customers the ability to remotely capture their deposits and electronically transmit them to us. In order to support our growth, provide improved management information capabilities and enhance the products and services we deliver to our customers, during the first quarter of 2009, we began enhancing our core data processing systems. We completed this process in April 2009. We will continue to evaluate cost effective ways that technology can enhance our management, products and services.

We may take advantage of strategic opportunities presented to us via mergers occurring in our marketplace. For example, we may purchase branches that other banks close or lease branch space from other banks or hire additional loan officers. We also continually evaluate and consider opportunities with financial service companies or institutions with which we may become a strategic partner, merge, or acquire.

Repayment of Troubled Asset Relief Program (TARP) Investment

On July 15, 2009, we repurchased from the U.S. Treasury 7,000 shares of preferred stock that we issued to them in December 2008 under the U.S. Treasury's Capital Purchase Program through the Troubled Asset Relief Program. We paid the U.S. Treasury $7,058,333 to repurchase the preferred stock which reflects the liquidation value of the preferred stock and $58,333 of accrued but unpaid dividends. We have also repurchased at a fair market value of $225,000 the warrant to purchase 141,892 shares of our common stock.

Although the current economic climate continues to present significant challenges for our industry, we have worked diligently towards our goal of becoming the premier community bank east of Washington D.C. While we remain uncertain whether the economy will continue to experience anemic growth or if the high unemployment rate and soaring national debt will continue to dampen the economic climate, we remain cautiously optimistic that we have identified any problem assets and our remaining borrowers will continue to stay current on their loans. Now that we have substantially completed our planned branch expansion, enhanced our data processing capabilities and expanded our commercial lending team, we believe that we are well positioned to capitalize on the opportunities that may become available in a healthy economy as we have with the Maryland Bankcorp acquisition.

As a result of this acquisition, we anticipate that salaries and benefits expenses and other operating expenses will continue to be higher than they were in 2011. We have identified several areas within the former MB&T non-interest expense structure that we expect will provide expense reductions from those incurred since the acquisition date of April 1, 2011. We began to realize some of these reductions during the fourth quarter of 2011 and anticipate that we will realize additional expense reductions during the first half of 2012. We anticipate that, over time, income generated from the branches acquired in the merger, our new loan officers, and our expanded market area will offset any corresponding increases in expenses. We believe with our 19 branches, including the April 2011 addition of Maryland Bankcorp's nine branches and staff, our lending staff, our corporate infrastructure and our solid balance sheet and strong capital position, we can continue to focus our efforts on improving earnings per share and enhancing stockholder value.

Results of Operations

Net Interest Income

Net interest income is the difference between income on interest earning assets and the cost of funds supporting those assets. Earning assets are comprised primarily of loans, investments, and federal funds sold. Cost of funds consists of interest bearing deposits and other borrowings. Non-interest bearing deposits and capital are also funding sources. Changes in the volume and mix of earning assets and funding sources along with changes in associated interest rates determine changes in net interest income.

2011 compared to 2010

Net interest income after provision for loan losses for the twelve months ended December 31, 2011 increased $12.8 million or 102.67% to $25.3 million from $12.5 million for the same period in 2010. As discussed below and outlined in detail in the Rate/Volume Analysis, these changes were the result of average interest earning assets growing at a faster rate than average interest bearing liabilities, an improvement in interest rates earned on interest earning assets, and a decline in interest paid on interest bearing liabilities. The accretion of the fair value adjustments positively impacted net interest income after provision for loan losses while the $718,000 increase in the provision for loan losses negatively impacted it. The acquisition of MB&T was the most significant factor that caused these changes and the improvement in net interest margin as discussed below.

Although a competitive rate environment and a low prime rate have caused lower market yields that have negatively impacted net interest income in 2011, the relatively stable rate environment has allowed us to adjust the mix and volume of interest earning assets and liabilities on the balance sheet. This also contributed to the improvement in the net interest margin.

We offset the effect on net income caused by the low rate environment primarily by growing total average interest earning assets $243.8 million or 68.56% to $599.4 million for the twelve months ended December 31, 2011 from $355.6 million for the twelve months ended December 31, 2010. The growth in average interest earning assets derived from a $174.0 million increase in average total loans and a $76.3 million increase in average investment securities. The growth in net interest income that derived from the increase in total average interest earning assets was partially offset by growth in average interest bearing liabilities. The growth in average interest bearing liabilities resulted primarily from the $172.8 million increase in average interest bearing deposits which increased to $435.8 million for the twelve months ended December 31, 2011 from $263.0 million for the twelve months ended December 31, 2010.

Our net interest margin was 4.61% for the twelve months ended December 31, 2011 as compared to 3.86% for the twelve months ended December 31, 2010. The yield on average interest earning assets increased 23 basis points during the period from 5.25% for the year ended December 31, 2010 to 5.48% for the year ended December 31, 2011. This increase was primarily because we received a higher average rate on the loan portfolio and paid a 56 basis point lower rate on interest bearing liabilities.

During 2011, we successfully collected payments or payment in full on acquired loans that we had recorded at fair value according to ASC 310-20 and ASC 310-30. These payments occurred subsequent to the acquisition of MB&T on April 1, 2011 and were a direct result of our efforts to negotiate payments, sell notes or foreclose on and sell collateral after the acquisition date. The accretion of the fair value adjustments positively impacted the yield on loans and increased the net interest margin as follows:

	Twelve Months Ended December 31, 2011	
	Fair Value Accretion Dollars	% Impact on Net Interest Margin
Commercial loans	$ 150,497	0.03%
Mortgage loans	1,725,898	0.29%
Consumer loans	3,624	0.00%
Interest bearing deposits	324,991	0.05%
Total Fair Value Accretion	$ 2,205,010	0.37%

Non-interest bearing deposits are a primary source of funding for our investment and loan portfolios. These deposits allow us to fund growth in interest earning assets at minimal cost. As a result of the MB&T acquisition and growth generated from our legacy branch network, our average non-interest bearing deposits increased $78.0 million to $132.3 million during the twelve months ended December 31, 2011 compared to the twelve months ended December 31, 2010. This was also a significant contributor to the improvement in the net interest margin as it allowed us to increase our level of interest earning assets which allowed us to increase interest income without a corresponding increase in interest bearing liabilities and interest expense.

With the branches acquired in the MB&T acquisition and increased recognition in St. Mary's, Calvert, Charles, Prince George's and Anne Arundel counties, the high level of non-interest bearing deposits and continued growth in these and interest bearing deposits, we anticipate that we will continue to grow earning assets during 2012. If the Federal Reserve maintains the federal funds rate at current levels and the economy remains stable, we believe that we can continue to grow total loans and deposits during 2012 and beyond. We also believe that we will continue to maintain the net interest margin in the range of 4.50% during 2012, although we will not be able to so maintain the net interest margin if we fail to collect on a significant portion of impaired acquired loans. As a result of this growth and maintenance of the net interest margin, we expect that net interest income will continue to increase during 2012, although there can be no guarantee that this will be the case.

One of our primary sources of funding loans, investments and interest bearing deposits is non-interest bearing demand deposits. As of July 21, 2011, the Dodd-Frank Act permits depository institutions to pay interest on business transaction and other accounts. Although, we have not yet experienced any impact from this legislation on our operations, it is possible that interest costs associated with deposits could increase.

2010 compared to 2009

Net interest income after provision for loan losses for the year ended December 31, 2010 amounted to $12.5 million, which was $1.9 million or 17.92% greater than the 2009 level of $10.6 million. As discussed below and outlined in detail in the Rate/Volume Analysis, these changes were the result of interest earning assets growing at a faster rate than interest-bearing liabilities. A decline in interest rates on these interest earning assets partially offset this growth. The interest rate on interest bearing deposits also declined at a faster rate than the rate on interest earning assets.

Changes in the federal funds rate and the prime rate affect the interest rates on interest earning assets, net interest income and net interest margin. The prime interest rate, which is the rate offered on loans to borrowers with strong credit, began 2008 at 7.25% and decreased 400 basis points during the year. During 2009 and 2010, the prime interest rate remained unchanged at 3.25% for the entire period. The intended federal funds rate has also moved in a similar manner to the prime interest rate. It began 2008 at 4.25% and decreased 400 basis points during the year. During 2009 and 2010, the intended federal funds rate remained relatively constant at zero to 0.25% for the entire period. These declines have caused the short and long term interest yield to decline dramatically during the past two years from prior periods. As a result, when investments and loans matured during 2009 and 2010, they were invested in lower yielding securities and loans.

We offset the effect on net interest income caused by these declines in interest rates primarily by growing total average interest earning assets $47.2 million to $355.6 million for the year ended December 31, 2010 from $308.4 million for the year ended December 31, 2009. The growth in average interest earning assets derived primarily from a $30.9 million increase in average total loans, an $11.2 million growth in average investment securities and a $2.8 million increase in average interest bearing deposits in other banks. The growth in net interest income that derived from the increase in total average interest earning assets was partially offset by growth in average interest bearing deposits which grew $41.3 million to $263.0 million from $221.7 million.

One of our primary sources of funding loans, investments and interest bearing deposits is non-interest bearing demand deposits. The growth of this lower cost funding base positively impacts our net interest margin. Average non-interest bearing deposits grew $14.9 million or 37.82% to $54.3 million for the year ended December 31, 2010 from $39.4 million for the year ended December 31, 2009.

Our net interest margin was 3.86% for the year ended December 31, 2010, as compared to 3.77% for the year ended December 31, 2009. The increase in the net interest margin occurred because the cost of interest bearing deposits decreased 56 basis points from 2.05% for the twelve months ended December 31, 2009 to 1.49% for the twelve months ended December 31, 2010. A 4 basis point decline in the interest yield on borrowed funds also contributed to the improvement in the net interest margin. The decrease in these interest yields during the comparable periods was primarily the result of decreases in interest rates offered on certain deposit products due to decreases in average market interest rates and decreases in renewal interest rates on maturing certificates of deposit.

The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and related income, expense and corresponding weighted average yields and rates. The average balances used in this table and other statistical data were calculated using average daily balances.

Average Balances, Interest and Yields

Twelve Months Ended December 31,	2011			2010			2009		
	Average balance	Interest	Yield	Average balance	Interest	Yield	Average balance	Interest	Yield
Assets:									
Federal funds sold(1)	$ 4,511,838	$ 6,088	0.13 %	$ 2,720,879	$ 7,258	0.27 %	$ 458,457	$ 1,149	0.25 %
Interest bearing deposits	11,617,100	35,954	0.31	19,837,453	188,361	0.95	17,004,299	270,290	1.59
Investment securities(1)(2)									
U.S. Treasury	951,656	7,665	0.81	-	-	-	187,658	7,647	4.07
U.S. government agency	17,015,717	351,399	2.07	5,778,185	173,228	3.00	8,411,754	313,654	3.73
Mortgage backed securities	85,595,192	2,635,172	3.08	39,179,963	1,399,979	3.57	24,642,044	1,059,386	4.30
Municipal securities	19,232,924	1,100,704	5.72	2,351,798	117,062	4.98	2,540,562	126,752	4.99
Other	3,443,591	128,679	3.74	2,621,530	70,976	2.71	2,886,213	72,150	2.50
Total investment securities	126,239,080	4,223,619	3.35	49,931,476	1,761,245	3.53	38,668,231	1,579,589	4.08
Loans:(1)									
Commercial	96,395,235	5,208,608	5.40	78,586,868	4,298,503	5.47	70,966,468	4,168,203	5.87
Mortgage	348,392,803	21,994,769	6.31	192,748,540	11,638,569	6.04	168,196,382	10,346,433	6.15
Consumer	14,741,474	1,400,154	9.50	14,129,643	775,337	5.49	15,399,539	856,562	5.56
Total loans	459,529,512	28,603,531	6.22	285,465,051	16,712,409	5.85	254,562,389	15,371,198	6.04
Allowance for loan losses	2,500,720	-		2,364,613	-		2,277,747	-	
Total loans, net of allowance	457,028,792	28,603,531	6.26	283,100,438	16,712,409	5.90	252,284,642	15,371,198	6.09
Total interest earning assets(1)	599,396,810	32,869,192	5.48	355,590,246	18,669,273	5.25	308,415,629	17,222,226	5.58
Non-interest bearing cash	24,604,437			8,811,003			7,104,387		
Premises and equipment	20,989,733			17,151,436			14,548,001		
Other assets	32,537,952			12,470,229			11,904,806		
Total assets(1)	$ 677,528,932			$ 394,022,914			$ 341,972,823		
Liabilities and Stockholders' Equity:									
Interest bearing deposits									
Savings	$ 48,051,608	154,573	0.32	$ 8,692,555	27,487	0.32	$ 6,853,343	25,602	0.37
Money market and NOW	106,201,797	615,337	0.58	54,820,016	480,613	0.88	33,931,390	171,476	0.51
Other time deposits	281,542,957	3,619,784	1.29	199,494,261	3,412,238	1.71	180,866,687	4,356,021	2.41
Total interest bearing deposits	435,796,362	4,389,694	1.01	263,006,832	3,920,338	1.49	221,651,420	4,553,099	2.05
Borrowed funds	46,130,710	829,477	1.80	38,079,368	1,022,425	2.68	37,817,464	1,026,755	2.72
Total interest bearing liabilities	481,927,072	5,219,171	1.08	301,086,200	4,942,763	1.64	259,468,884	5,579,854	2.15
Non-interest bearing deposits	132,326,211			54,335,130			39,410,471		
	614,253,283	5,219,171	0.85	355,421,330	4,942,763	1.39	298,879,355	5,579,854	1.87
Other liabilities	5,315,810			1,632,031			3,390,944		
Non-controlling interest	517,639			640,378			692,144		
Stockholders' equity	57,442,200			36,329,175			39,010,380		
Total liabilities and stockholders' equity	$ 677,528,932			$ 394,022,914			$ 341,972,823		
Net interest spread(1)			4.40			3.61			3.43
Net interest income(1)		$ 27,650,021	4.61 %		$ 13,726,510	3.86 %		$ 11,642,372	3.77 %

1) Interest revenue is presented on a fully taxable equivalent (FTE) basis. The FTE basis adjusts for the tax favored status of these types of assets. Management believes providing this information on a FTE basis provides investors with a more accurate picture of our net interest spread and net interest income and we believe it to be the preferred industry measurement of these calculations. See "Reconciliation of Non-GAAP Measures."

2) Available for sale investment securities are presented at amortized cost.

The following table describes the impact on our interest income and expense resulting from changes in average balances and average rates for the periods indicated. The change in interest income due to both volume and rate is reported with the rate variance.

Rate/Volume Variance Analysis

	Twelve Months Ended December 31, 2011 compared to 2010 Variance due to:			Twelve Months Ended December 31, 2010 compared to 2009 Variance due to:		
	Total	Rate	Volume	Total	Rate	Volume
Interest earning assets:						
Federal funds sold(1)	$ (1,170)	$ (4,599)	$ 3,429	$ 6,109	$ 79	$ 6,030
Interest bearing deposits	(152,407)	(94,383)	(58,024)	(81,929)	(121,656)	39,727
Investment Securities(1)						
U.S. Treasury	7,665	-	7,665	(7,647)	-	(7,647)
U.S. government agency	178,171	(68,358)	246,529	(140,426)	(54,063)	(86,363)
Mortgage backed securities	1,235,193	(217,780)	1,452,973	340,593	(202,358)	542,951
Municipal securities	983,642	20,104	963,538	(9,690)	(293)	(9,397)
Other	57,703	31,622	26,081	(1,174)	5,731	(6,905)
Loans:						
Commercial	910,105	(52,751)	962,856	130,300	(298,525)	428,825
Mortgage	10,356,200	552,902	9,803,298	1,292,136	(193,487)	1,485,623
Consumer	624,817	589,871	34,946	(81,225)	(11,408)	(69,817)
Total interest revenue (1)	14,199,919	756,628	13,443,291	1,447,047	(875,980)	2,323,027
Interest bearing liabilities:						
Savings	127,086	484	126,602	1,885	(4,315)	6,200
Money market and NOW	134,724	(203,570)	338,294	309,137	168,213	140,924
Other time deposits	207,546	(978,552)	1,186,098	(943,783)	(1,358,323)	414,540
Borrowed funds	(192,948)	(381,257)	188,309	(4,330)	(11,410)	7,080
Total interest expense	276,408	(1,562,895)	1,839,303	(637,091)	(1,205,835)	568,744
Net interest income(1)	$ 13,923,511	$ 2,319,523	$ 11,603,988	$ 2,084,138	$ 329,855	$ 1,754,283

1) Interest revenue is presented on a fully taxable equivalent (FTE) basis. Management believes providing this information on a FTE basis provides investors with a more accurate picture of our net interest spread and net interest income and we believe it to be the preferred industry measurement of these calculations. See "Reconciliation of Non-GAAP Measures."

Provision for Loan Losses

Originating loans involves a degree of risk that credit losses will occur in varying amounts according to, among other factors, the type of loans being made, the credit worthiness of the borrowers over the term of the loans, the quality of the collateral for the loan, if any, as well as general economic conditions. We charge the provision for loan losses to earnings to maintain the total allowance for loan losses at a level considered by management to represent its best estimate of the losses known and inherent in the portfolio that are both probable and reasonable to estimate, based on, among other factors, prior loss experience, volume and type of lending conducted, estimated value of any underlying collateral, economic conditions (particularly as such conditions relate to Old Line Bank's market area), regulatory guidance, peer statistics, management's judgment, past due loans in the loan portfolio, loan charge off experience and concentrations of risk (if any). We charge losses on loans against the allowance when we believe that collection of loan principal is unlikely. We add back recoveries on loans previously charged to the allowance.

The provision for loan losses was $1.8 million for the twelve months ended December 31, 2011, as compared to $1.1 million for the twelve months ended December 31, 2010, an increase of $718,000 or 66.36%. After completing the analysis outlined below, during the twelve month period ended December 31, 2011, we increased the provision for loan losses primarily because although our asset quality remained stable, we experienced approximately $50.0 million in organic growth in the legacy portfolio during the twelve months ended December 31, 2011 and the economy remained weak. We have allocated a specific reserve for those loans where we consider it probable that we will incur a loss. Although there are no indicators that our legacy asset quality has deteriorated or changed in any manner, the addition of several new lenders from the acquisition, the increased size and complexity of the acquired portfolio and the anemic growth in the economy all contribute to increased uncertainty regarding the future performance of our borrowers. As a result, our historical asset quality may not be an accurate indicator of our future performance. Therefore, we determined that it was prudent to increase the allowance for loan losses. Our legacy non-performing assets remain statistically low at 0.16% of total assets and we had only $744,610 of legacy loans past due between 30-89 days and $34,370 past due 90 days or more at year end.

The provision for loan losses was $1.1 million for the year ended December 31, 2010. This represented a $182,000 or 20.22% increase as compared to $900,000 for the year ended December 31, 2009. After completing the analysis outlined below, we increased the provision for loan losses primarily because we had seen a modest increase in our historical losses over prior periods and some of our borrowers continued to report weaker profitability. At year end 2010, we had three loans totaling $2.7 million past due and classified as non-accrual. We had no other loans past due between 30-89 days.

We review the adequacy of the allowance for loan losses at least quarterly. Our review includes evaluation of impaired loans as required by ASC Topic 310-*Receivables*, and ASC Topic 450-*Contingencies*. Also incorporated in determining the adequacy of the allowance is guidance contained in the SEC's SAB No. 102, *Loan Loss Allowance Methodology and Documentation;* the Federal Financial Institutions Examination Council's Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions and the Interagency Policy Statement on the Allowance for Loan and Lease Losses provided by the Office of the Comptroller of the Currency, Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation, National Credit Union Administration and Office of Thrift Supervision.

We base the evaluation of the adequacy of the allowance for loan losses upon loan categories. We categorize loans as installment and other consumer loans (other than boat loans), boat loans, mortgage loans (commercial real estate, residential real estate and real estate construction) and commercial loans. We apply loss ratios to each category of loan. We further divide commercial and commercial real estate loans by risk rating and apply loss ratios by risk rating, to determine estimated loss amounts. We evaluate delinquent loans and loans for which management has knowledge about possible credit problems of the borrower or knowledge of problems with loan collateral separately and assign loss amounts based upon the evaluation.

We determine loss ratios for installment and other consumer loans (other than boat loans), boat loans and mortgage loans (commercial real estate, residential real estate and real estate construction) based upon a review of prior 18 months delinquency trends for the category, the three year loss ratio for the category, peer group loss ratios and industry standards.

With respect to commercial loans, management assigns a risk rating of one through eight to each loan at inception, with a risk rating of one having the least amount of risk and a risk rating of eight having the greatest amount of risk. For commercial loans of less than $250,000, we may review the risk rating annually based on, among other things, the borrower's financial condition, cash flow and ongoing financial viability; the collateral securing the loan; the borrower's industry and payment history. We review the risk rating for all commercial loans in excess of $250,000 at least annually. We evaluate loans with a risk rating of five or greater separately and assign loss amounts based upon the evaluation. For loans with risk ratings between one and four, we determine loss ratios based upon a review of prior 18 months delinquency trends, the three year loss ratio, peer group loss ratios and industry standards.

We also identify and make any necessary allocation adjustments for any specific concentrations of credit in a loan category that in management's estimation increase the risk inherent in the category. If necessary, we will also make an adjustment within one or more loan categories for economic considerations in our market area that may impact the quality of the loans in the category. For all periods presented, there were no specific adjustments made for concentrations of credit. As discussed above, for all periods presented we have adjusted our provision for loan losses in all segments of our portfolio as a result of economic considerations. We consider qualitative or environmental factors that are likely to cause estimated credit losses associated with our existing portfolio to differ from historical loss experience. These factors include, but are not limited to, changes in lending policies and procedures, changes in the nature and volume of the loan portfolio, changes in the experience, ability and depth of lending management and the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in our existing portfolio.

In the event that our review of the adequacy of the allowance results in any unallocated amounts, we reallocate such amounts to our loan categories based on the percentage that each category represents to total gross loans. We have risk management practices designed to ensure timely identification of changes in loan risk profiles. However, undetected losses inherently exist within the portfolio. We believe that the allocation of the unallocated portion of the reserve in the manner described above is appropriate. Although we may allocate specific portions of the allowance for specific credits or other factors, the entire allowance is available for any credit that we should charge off. We will not create a separate valuation allowance unless we consider a loan impaired.

During the year ended December 31, 2011, we charged approximately $446,000 related to a legacy real estate loan and a legacy consumer loan in the amount of $47,261 to the allowance for loan losses. The borrower and guarantor on the real estate loan have filed bankruptcy. During the first quarter of 2011, we charged $446,000 to the allowance for loan losses and reduced the balance on this loan from $1,616,317 to $1,169,337, which represented the fair value of the underlying collateral. We have an additional $65,000 of the allowance for loan losses specifically allocated to this loan. As outlined below, we anticipate ratification of the foreclosure will occur during the second quarter of 2012 and that we will receive approximately $966,000 from the sales proceeds and charge approximately $203,000 to the allowance for loan losses. During the first quarter of 2011, we also repossessed a boat. At the time of the repossession, in order to carry the boat at its fair value, we charged $47,261 to the allowance for loan losses. We subsequently sold the boat and recorded an additional loss of approximately $120,000 in non-interest expense. The remaining charges to the allowance for loan losses were primarily related to various immaterial acquired loans. The recoveries recorded to the allowance for loan losses were all substantially recovered from acquired loans that were charged to the allowance for loan losses at MB&T prior to the acquisition date of April 1, 2011.

During the year ended December 31, 2010, we charged $1.1 million to the allowance for loan losses. This amount derived primarily from two loans. The first loan was an unsecured facility in the amount of $137,151. The borrower experienced health related problems that detrimentally impacted his business. The second loan is a residential land acquisition and development loan. During the third quarter of 2010, we received a deed in lieu of foreclosure on this property and an appraisal of the property indicated that the value was insufficient to repay the full principal balance and cost associated with the property. Therefore, we recognized this impairment and charged $946,739 to the allowance for losses during the third quarter of 2010. The remaining amount charged to the allowance for loan losses during 2010 consisted of small deficiencies related to various loans.

Our policies require a review of assets on a regular basis, and we believe that we appropriately classify loans as well as other assets if warranted. We believe that we use the best information available to make a determination with respect to the allowance for loan losses, recognizing that the determination is inherently subjective and that future adjustments may be necessary depending upon, among other factors, a change in economic conditions of specific borrowers or generally in the economy, and new information that becomes available to us. However, there are no assurances that the allowance for loan losses is sufficient to absorb losses on non-performing assets, or that the allowance will be sufficient to cover losses on non-performing assets in the future.

The allowance for loan losses represents 0.69% of total loans at December 31, 2011, 0.82% of total loans at December 31, 2010 and 0.93% at December 31, 2009. We have no exposure to foreign countries or foreign borrowers. Based on our analysis and the satisfactory historical performance of the loan portfolio, we believe this allowance appropriately reflects the inherent risk of loss in our portfolio.

The following table represents an analysis of the allowance for loan losses for the periods indicated:

Allowance for Loan Losses

		2011		2010	2009
Years Ended December 31,	Acquired	Legacy	Total	Legacy	Legacy
Balance, beginning of period	$ -	$ 2,468,476	$ 2,468,476	$ 2,481,716	$ 1,983,751
Provision for loan losses	-	1,800,000	1,800,000	1,082,000	900,000
Chargeoffs:					
Commercial	(34,053)	-	(34,053)	(137,151)	-
Mortgage	(158,811)	(446,980)	(605,791)	(958,472)	(344,825)
Consumer	(75,158)	(47,261)	(122,419)	(4,194)	(57,210)
Total chargeoffs	(268,022)	(494,241)	(762,263)	(1,099,817)	(402,035)
Recoveries:			-		
Mortgage	13,701	-	13,701	3,650	-
Commercial	154,523	-	154,523	-	-
Consumer	66,630	204	66,834	927	-
Total recoveries	234,854	204	235,058	4,577	-
Net (chargeoffs) recoveries	(33,168)	(494,037)	(527,205)	(1,095,240)	(402,035)
Balance, end of period			$ 3,741,271	$ 2,468,476	$ 2,481,716
Ratio of allowance for loan losses to:					
Total gross loans			0.69%	0.82%	0.93%
Non-accrual loans			64.17%	91.07%	156.43%
Ratio of net-chargeoffs during period to average loans outstanding during period:			0.115%	0.384%	0.158%

The following table provides a breakdown of the allowance for loan losses:

Allocation of Allowance for Loan Losses

December 31,	2011		2010		2009	
	Amount	% of Loans in Each Category	Amount	% of Loans in Each Category	Amount	% of Loans in Each Category
Consumer	$ 130,653	0.89 %	$ 8,433	0.48 %	$ 10,319	0.57 %
Boat	565,240	1.63	294,723	3.86	81,417	4.91
Mortgage	2,123,068	77.73	1,748,122	67.97	1,845,126	66.74
Commercial	922,310	19.75	417,198	27.69	544,854	27.78
Total	$ 3,741,271	100.00 %	$ 2,468,476	100.00 %	$ 2,481,716	100.00 %

Allocation of Allowance for Loan Losses

December 31,	2008		2007	
	Amount	% of Loans in Each Category	Amount	% of Loans in Each Category
Consumer	$ 13,391	0.50 %	$ 10,236	0.46 %
Boat	94,910	6.22	106,405	8.66
Mortgage	1,348,850	63.21	1,080,897	63.56
Commercial	526,600	30.07	389,199	27.32
Total	$ 1,983,751	100.00 %	$ 1,586,737	100.00 %

Non-interest Revenue

2011 compared to 2010

Non-interest revenue totaled $2.7 million for the twelve months ended December 31, 2011, an increase of $1.4 million or 102.76% from the 2010 amount of $1.3 million. The increase in non-interest revenue during the period was primarily attributable to increases in service charges on deposit accounts and to a lesser extent, gains on sales or call of investment securities, and earnings on bank owned life insurance, partially offset by a $123,039 impairment on equity securities. The primary cause of the increase in service charges on deposit accounts and in other fees and commissions, which increased slightly during the period, was the acquisition of MB&T and the resulting growth in customer services and deposits. During the twelve month period, we sold securities and had securities called which provided the gain on sales of investment securities. We did not have any gains, sales or calls of securities during the twelve months ended December 31, 2010. Earnings on bank owned life insurance increased because of the addition of the MB&T bank owned life insurance policies and because during the period we recorded an approximately $213,000 non-recurring gain that occurred due to the loss of a colleague during the period. There was a $74,144 decrease in the rent and other revenue that we earn from Pointer Ridge resulting from the loss of tenants in the building that Pointer Ridge owns. A $122,500 impairment in an equity security owned by Old Line Bank prior to the acquisition and a $539 charge off of an acquired security also partially offset the increases in non-interest revenues. We charged the impairment against earnings because we believe that current market factors indicate these securities are permanently impaired. The loss on disposal of assets was a result of the assets disposed of in the closure of one of the acquired MB&T branches.

Because of the acquisition of Maryland Bankcorp, the business development efforts of our lenders, managers and the new branches, we expect that customer relationships will continue to grow during 2012. We anticipate this growth will cause an increase in service charges on deposit accounts. We do not expect any additional non-recurring earnings on bank owned life insurance in 2012. We plan to continue our efforts to sell acquired and legacy other real estate owned. We are unable to predict the timing of those sales or any gains or losses that we may incur with the sale of those properties.

The following table outlines the changes in non-interest revenue for the twelve month periods.

Years Ended December 31,	2011	2010	$ Change	% Change
Service charges on deposit accounts	$ 1,208,466	$ 306,548	$ 901,918	294.22 %
Gains on sales or calls of investment securities	140,149	-	140,149	-
Other than temporary impairment on investment securities	(123,039)	-	(123,039)	-
Earnings on bank owned life insurance	701,509	336,834	364,675	108.27
Pointer Ridge rent and other revenue	206,486	280,630	(74,144)	(26.42)
Gain on other real estate owned	248,005	192,724	55,281	28.68
Other fees and commissions	359,701	235,266	124,435	52.89
Total non-interest revenue	$ 2,741,277	$ 1,352,002	$ 1,389,275	102.76 %

2010 compared to 2009

Non-interest revenue declined $467,765 to $1.4 million for the twelve months ended December 31, 2010 primarily because of a $286,653 decline in rent and other revenue from Pointer Ridge, a $158,551 decline in gain on sales of investment securities and a $175,490 decline in other fees and commissions. During the twelve months ended December 31, 2009, Pointer Ridge produced $567,283 in rent and other revenue that is included in other fees and commissions. Approximately $300,000 of that amount derived from a non-recurring lease termination fee. During the same period in 2010, we received $280,630 in rental and other income from Pointer Ridge. The absence of the lease termination fee in 2010 and the subsequent loss of additional tenants in the building owned by Pointer Ridge were the major causes of the decline in Pointer Ridge's rent and other revenue. In an effort to minimize call and prepayment risk and manage future interest rate risk, we elected to sell available for sale securities during 2009. During 2010, we did not identify any compelling reasons to sell any investment securities. Earnings on bank owned life insurance declined $39,331 as a result of a decline in the interest yield earned on the life insurance policies. Other fees and commissions (excluding Pointer Ridge) declined $175,490 primarily because in 2010, we received $25,530 in rental income from the tenant who leased the second floor of our branch located at 301 Crain Highway, Waldorf, Maryland compared to $109,800 in 2009. The tenant terminated his lease in March 2010. As a result, rental income declined $84,270. These declines were offset by a $192,724 gain on the sale of other real estate owned. During the fourth quarter of 2010, we ratified the sale of property that we had acquired through foreclosure in March 2010. At the time of foreclosure, we valued the property at $223,169 and we subsequently sold the property for $425,000 less approximately $10,000 in costs.

The following table outlines the changes in non-interest revenue for the twelve month periods.

Years Ended December 31,	2010	2009	$ Change	% Change
Service charges on deposit accounts	$ 306,548	$ 307,012	$ (464)	(0.15) %
Net gains on sales of investment securities	-	158,551	(158,551)	-
Earnings on bank owned life insurance	336,834	376,165	(39,331)	(10.46)
Pointer Ridge rent and other revenue	280,630	567,283	(286,653)	(50.53)
Gain on other real estate owned	192,724	-	192,724	-
Other fees and commissions	235,266	410,756	(175,490)	(42.72)
Total non-interest revenue	$ 1,352,002	$ 1,819,767	$ (467,765)	(25.70) %

Non-interest Expense

2011 compared to 2010

Non-interest expense increased $9.5 million for the twelve months ended December 31, 2011. The following chart outlines the changes in non-interest expenses for the period.

Years ended December 31,	2011	2010	$ Change	% Change
Salaries	$ 7,755,401	$ 4,681,679	$ 3,073,722	65.65 %
Employee benefits	2,269,190	1,284,993	984,197	76.59
Occupancy	2,521,960	1,296,088	1,225,872	94.58
Equipment	609,597	416,094	193,503	46.50
Data processing	816,815	452,675	364,140	80.44
Pointer Ridge other operating	562,223	413,484	148,739	35.97
FDIC insurance and State of Maryland assessments	613,881	527,807	86,074	16.31
Merger and integration	574,321	574,369	(48)	(0.01)
Core deposit premium	584,024	-	584,024	-
Other operating	4,576,931	1,762,316	2,814,615	159.71
Total non-interest expenses	$ 20,884,343	$ 11,409,505	$ 9,474,838	83.04 %

Salaries, employee benefits, occupancy, equipment, data processing and other operating expenses increased primarily because of increased operating expenses resulting from the acquisition of MB&T. As a result of the acquisition, we increased our number of employees by 86 and our branch network by nine. Employee benefits also increased approximately $183,000 as a result of a non-recurring expense payable to the estate of a colleague who passed away during the period. Pointer Ridge other operating expense increased because of a onetime increase in management fees, the charge off of rents due from a prior tenant and increased operating expenses associated with the building. Merger and integration costs include severance costs of approximately $203,630 and attorney, accounting, director compensation and other professional fees of approximately $218,410 associated with the acquisition of MB&T. The increase in FDIC insurance and State of Maryland assessments was a result of the additional assets acquired from MB&T. This increase was partially offset by the change in the FDIC assessment base and rate calculation as required by the Dodd-Frank Act. The increase in the core deposit premium was the result of the acquisition of MB&T and subsequent amortization of the core deposit intangible. Other operating expenses also increased because of a $221,297 increase in expenses associated with acquired and legacy other real estate owned.

2010 compared to 2009

Non-interest expense for the twelve months ended December 31, 2010 increased 23.25% or $2.2 million relative to the amount reported in 2009. Salaries, employee benefits, occupancy, equipment, data processing expenses, and other operating expenses increased primarily because of increased operating expenses from the two branches that we opened in 2009 and the new lending team that we hired in December 2009. Benefits also increased because of the increase in stock option and restricted stock awards granted in the first quarter of 2010. The transfer of the ownership of other real estate owned from the borrowers' name to ours and maintenance of these properties caused a $72,000 increase in other operating expenses. A $104,376 increase in director fees was also a primary contributor to the increase in other operating expenses. Director fees increased because we increased the fees paid for participation in meetings and the retainer fee for directors in 2010. FDIC and State of Maryland assessments decreased $34,043 because there was no special assessment in 2010 while we paid a special assessment of approximately $149,000 in 2009. This savings was offset by increased rates and higher deposit levels. During the twelve month period, we incurred $574,369 in merger costs associated with the agreement to acquire Maryland Bankcorp for accounting, advisory, attorney, data processing and salaries.

The following chart outlines the changes in non-interest expenses for the period.

Years Ended December 31,	2010	2009	$ Change	% Change
Salaries	$ 4,681,679	$ 4,037,027	$ 644,652	15.97 %
Employee benefits	1,284,993	1,012,014	272,979	26.97
Occupancy	1,296,088	1,085,768	210,320	19.37
Equipment	416,094	354,531	61,563	17.36
Data processing	452,675	340,870	111,805	32.80
FDIC Insurance and State of Maryland assessments	527,807	561,850	(34,043)	(6.06)
Pointer Ridge other operating	413,484	405,868	7,616	1.88
Merger Expense	574,369	-	574,369	100.00
Other operating	1,762,316	1,458,953	303,363	20.79
Total non-interest expenses	$ 11,409,505	$ 9,256,881	$ 2,152,624	23.25 %

We anticipate 2012 non-interest expenses will exceed last year's expenses. During the year, we will continue to incur increased salary, benefits, occupancy, equipment and data processing expenses related to increased operational expenses associated with the merger of MB&T. We have continued to focus our efforts on reducing the operating expenses and anticipate that we will continue to see reduction in these expenses from those reported since the acquisition date.

Income Taxes

2011 compared to 2010

Income tax expense was $1.9 million (26.91% of pre-tax income) for the twelve months ended December 31, 2011 as compared to $996,750 (41.08% of pre-tax income) for the same period in 2010. The decrease in the tax rate as a percentage of pre-tax income was primarily because our continued and improved profitability subsequent to the merger, allowed us to record a onetime recapture of a valuation allowance recorded at the merger date which reduced income tax expense during the fourth quarter of 2011. We also experienced an increase in tax exempt income and tax deductible expenses during the period which also decreased the tax expense.

2010 compared to 2009

Income tax expense was $996,750 (41.08% of pre-tax income) for the year ended December 31, 2010 compared to $1,055,522 (33.20% of pre-tax income) for the same period in 2009. The increase in the effective tax rate is primarily due to certain merger expenses that are not deductible for tax purposes.

Net Income Available to Common Stockholders

2011 compared to 2010

Net income available to common stockholders was $5.4 million or $0.86 per basic and diluted common share for the twelve month period ending December 31, 2011 compared to net income available to common stockholders of $1.5 million or $0.39 per basic and $0.38 per diluted common share for the same period in 2010. The increase in net income attributable to Old Line Bancshares for the 2011 period was primarily the result of a $12.8 million increase in net interest income and a $1.4 million increase in non-interest revenue. These increases were partially offset by a $9.5 million increase in non-interest expense, a $718,000 increase in the provision for loan losses and a $929,874 increase in taxes compared to the same period in 2010.

2010 compared to 2009

Net income attributable to Old Line Bancshares decreased $533,486 for the twelve months ended December 31, 2010 compared to the twelve months ended December 31, 2009. Net income available to common stockholders for the twelve month period ended December 31, 2010 of $1.5 million remained comparable to the $1.6 million reported for the twelve month period ended December 31, 2009. Earnings per basic and diluted common share were $0.39 and $0.38, respectively, for the twelve months ended December 31, 2010 and $0.40 for the same period in 2009. The decrease in net income attributable to Old Line Bancshares was the result of a $467,765 decrease in non-interest revenue and a $2.2 million increase in non-interest expense. This was partially offset by a $1.9 million increase in net interest income after provision for loan losses. As a result of our repurchase during 2009 from the U.S. Treasury the 7,000 shares of preferred stock that we issued to them as part of the Troubled Asset Relief Program, we eliminated the dividends associated with this stock and, as a result, net income available to common stockholders remained comparable for the twelve months ended December 31, 2010 and 2009.

Analysis of Financial Condition

Investment Securities

Our portfolio consists primarily of time deposits in other banks, investment grade securities including U.S. Treasury securities, U.S. government agency securities, U.S. government sponsored entity securities, securities issued by states, counties and municipalities, mortgage backed securities, and certain equity securities, including Federal Reserve Bank stock, Federal Home Loan Bank stock, Maryland Financial Bank stock and Atlantic Central Bankers Bank stock. With the acquisition of MB&T, we acquired approximately $262,000 of Student Loan Marketing Association (SLMA) stock. We have prudently managed our investment portfolio to maintain liquidity and safety. The portfolio provides a source of liquidity, collateral for borrowings as well as a means of diversifying our earning asset portfolio. While we generally intend to hold the investment securities until maturity, currently all of our investment securities are classified as available for sale because during the second quarter of 2011, we sold a held to maturity security and, as required by accounting guidance, we reclassified all securities classified as held to maturity to available for sale. We account for investment securities classified as available for sale at fair value and report the unrealized gains and losses as a separate component of stockholders' equity, net of income tax effects. We account for investment securities when classified in the held to maturity category at amortized cost. Although we will occasionally sell a security, generally, we invest in securities for the yield they produce and not to profit from trading the securities. As a result of the acquisition of Maryland Bankcorp, we evaluated the investment portfolio to ensure that the securities acquired in the acquisition meet our investment criteria, provide adequate liquidity, and that there is adequate diversity of investments in the portfolio. This analysis precipitated the sale of the security mentioned above and may cause additional sales during 2012. There are no trading securities in the portfolio.

The investment securities at December 31, 2011 amounted to $161.8 million, an increase of $107.0 million, or 195.25%, from the December 31, 2010 amount of $54.7 million. As outlined above, at December 31, 2011, all securities were classified as available for sale.

The fair value of available for sale securities included net unrealized gains of $3.5 million at December 31, 2011 (reflected as unrealized gains of $2.4 million in stockholders' equity after deferred taxes) as compared to net unrealized gains of $450,758 ($272,956 net of taxes) as of December 31, 2010. In general, the increase in fair value was a result of the acquisition of MB&T, changes in time to maturity and decreasing market rates. We have evaluated securities with unrealized losses for an extended period of time and determined that these losses are temporary because, at this point in time, we expect to hold them until maturity. We have no intent or plan to sell these securities, it is not likely that we will have to sell these securities and we have not identified any portion of the loss that is a result of credit deterioration in the issuer of the security. As the maturity date moves closer and/or interest rates decline, the unrealized losses in the portfolio will decline or dissipate.

The investment securities at December 31, 2010 amounted to $54.9 million, an increase of $21.1million, or 62.43%, from the December 31, 2009 amount of $33.8 million. Available for sale investment securities increased to $33.0 million at December 31, 2010 from $28.0 million at December 31, 2009. The increase in the available for sale investment securities occurred primarily because we moved funds from time deposits in other banks in order to increase the yield on these investments while maintaining liquidity. Held to maturity securities at December 31, 2010 increased to $21.7 million from the $5.8 million balance on December 31, 2009 because we had sufficient liquidity that when available for sale securities or time deposits matured we elected to categorize the newly purchased investments as held to maturity. The fair value of available for sale securities included net unrealized gains of $450,758 at December 31, 2010 (reflected as unrealized gains of $272,956 in stockholders' equity after deferred taxes) as compared to net unrealized gains of $609,165 ($368,880 net of taxes) as of December 31, 2009. In general, the increase in fair value was the result of decreasing market rates.

The following table sets forth a summary of the investment securities portfolio as of the periods indicated. Available for sale securities are reported at estimated fair value; held to maturity securities are reported at amortized cost.

Investment Securities
(Dollars in thousands)

December 31,	2011	2010	2009
Available For Sale Securities			
U.S. Treasury	$ 1,256	$ -	$ -
U.S. government agency	26,091	3,804	7,291
Municipal securities	35,142	1,327	2,275
Mortgage backed	99,296	27,919	18,447
Total Available for Sale Securities	$ 161,785	$ 33,050	$ 28,013
Held To Maturity Securities			
U.S. Treasury	$ -	$ -	$ -
Municipal securities	-	984	301
Mortgage backed	-	20,752	5,506
Total Held to Maturity Securities	$ -	$ 21,736	$ 5,807
Equity securities	$ 3,946	$ 2,563	$ 2,958

The following table shows the maturities for the securities portfolio at December 31, 2011 and 2010:

Fair Value, Amortized Cost and Weighted Average Yield

	Available for Sale			*Held to Maturity*		
December 31, 2011	Amortized Cost	Fair Value	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
Maturing						
Less than 3 months	$ 255,000	$ 255,872	4.37%	$ -	$ -	
Over 3 months through 1 year	1,004,229	1,025,000	4.25%	-	-	
Over one to five years	19,052,724	19,138,115	1.37%	-	-	
Over five to ten years	28,684,389	29,502,002	2.77%	-	-	
Over ten years	108,806,473	111,863,846	3.03%	-	-	
	$ 157,802,815	$ 161,784,835		$ -	$ -	
Pledged Securities	$ 34,530,023	$ 35,550,747		$ -	$ -	

	Available for Sale			*Held to Maturity*		
December 31, 2010	Amortized Cost	Fair Value	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
Maturing						
Less than 3 months	$ -	$ -		$ -	$ -	
Over 3 months through 1 year	1,009,341	1,041,750	3.68%	-	-	
Over one to five years	1,992,780	2,078,874	3.81%	302,084	305,385	3.40%
Over five to ten years	12,034,769	12,202,523	2.90%	6,784,476	7,005,706	3.76%
Over ten years	17,562,147	17,726,648	3.65%	14,649,909	14,654,490	3.15%
	$ 32,599,037	$ 33,049,795		$ 21,736,469	$ 21,965,581	
Pledged Securities	$ -	$ -		$ -	$ -	

We have pledged U.S. government and municipal securities to customers who require collateral for overnight repurchase agreements and deposits. Contractual maturities of mortgage backed securities are not reliable indicators of their expected life because mortgage borrowers have the right to prepay mortgages at any time. Additionally, the issuer may call the callable agency securities listed above prior to the contractual maturity.

Pointer Ridge Office Investment, LLC

On November 17, 2008, we purchased Chesapeake Custom Homes, L.L.C.'s 12.50% membership interest in Pointer Ridge, a real estate investment limited liability company. As a result of this purchase, our membership interest increased from 50.00% to 62.50%. Consequently, we consolidated Pointer Ridge's results of operations from the date of acquisition. Prior to the date of acquisition, we accounted for our investment in Pointer Ridge using the equity method. The following table summarizes the condensed Balance Sheets and Statements of Income for Pointer Ridge.

Pointer Ridge Office Investment, LLC December 31,	2011	2010	2009
Balance Sheets			
Current assets	$ 429,611	$ 758,257	$ 891,233
Non-current assets	7,088,001	7,252,413	7,432,268
Liabilities	6,299,819	6,397,360	6,480,230
Equity	1,217,793	1,613,310	1,843,271
Statements of Income			
Revenue	$ 765,044	$ 822,920	$ 1,239,137
Expenses	1,160,562	1,017,184	1,006,563
Net income (loss)	$ (395,518)	$ (194,264)	$ 232,574

We purchased Chesapeake Custom Homes, L.L.C.'s 12.50% membership interest at the book value which was equivalent to the fair value. Accordingly, we did not record any goodwill with this purchase.

We lease space for our headquarters office and branch location in the building owned by Pointer Ridge at 1525 Pointer Ridge Place, Bowie, Maryland. We eliminate these lease payments in consolidation. Frank Lucente, a director of Old Line Bancshares, Inc. and Old Line Bank, controls 12.50% of Pointer Ridge and controls the manager of Pointer Ridge.

Loan Portfolio

Loans secured by real estate comprise the majority of the loan portfolio. Old Line Bank's loan customers are generally located in the greater Washington, D.C. metropolitan area.

The loan portfolio, net of allowance, unearned fees and origination costs, increased $239.7 million or 80.01% to $539.3 million at December 31, 2011 from $299.6 million at December 31, 2010. Commercial business loans increased by $23.6 million (28.26%), commercial real estate loans increased by $119.6 million (77.92%), residential real estate loans increased by $69.6 million (256.83%), real estate construction loans (primarily commercial real estate construction and acquisition and development) increased by $27.3 million (111.89%) and consumer loans increased by $594 thousand (4.54%) from their respective balances at December 31, 2010. During the twelve months ended December 31, 2011, we received scheduled loan payoffs on construction loans that negatively impacted our loan growth for the period. The $190.8 million of acquired loans were the primary cause of growth during the period although we also experienced an approximately $50.0 million growth in loans as a result of business development efforts. We saw loan and deposit growth generated from our entire team of lenders, branch personnel and board of directors. We anticipate the entire team along with the team from MB&T will continue to focus their efforts on business development in the future and continue to grow the loan portfolio. However, the current economic climate and the continued challenges associated with integrating MB&T into our organization may cause slower loan growth.

The loan portfolio, net of allowance, unearned fees and origination costs, increased $34.6 million or 13.06% to $299.6 million at December 31, 2010 from $265.0 million at December 31, 2009. Commercial business loans increased by $9.3 million (12.53%), commercial real estate loans increased by $29.5 million (23.79%), residential real estate loans (generally home equity and fixed rate home improvement loans) increased by $3.7 million (15.81%), real estate construction loans (primarily commercial real estate construction) decreased by $6.5 million (21.04%) and consumer loans decreased by $1.5 million (10.27%) from their respective balances at December 31, 2009.

During 2010, we received scheduled loan payoffs on construction loans that negatively impacted our loan growth for the period. In spite of these payoffs, we experienced a 13.06% growth in the loan portfolio. We saw loan and deposit growth generated from our entire team of lenders, branch personnel and board of directors.

The following table summarizes the composition of the loan portfolio by dollar amount and percentages:

Loan Portfolio

(Dollars in thousands)

December 31,	2011		2010		2009	
Real Estate						
Commercial	$ 273,101	50.36 %	$ 153,527	50.91 %	$ 124,002	46.44 %
Construction	51,662	9.53	24,378	8.08	30,872	11.56
Residential	96,724	17.84	27,081	8.98	23,350	8.74
Commercial	107,126	19.75	83,523	27.69	74,175	27.78
Consumer	13,674	2.52	13,080	4.34	14,622	5.48
	542,287	100.00 %	301,589	100.00 %	267,021	100.00 %
Allowance for loan losses	(3,741)		(2,469)		(2,481)	
Deferred loan costs, net	752		486		469	
	$ 539,298		$ 299,606		$ 265,009	

The following table presents the maturities or re-pricing periods of selected loans outstanding at December 31, 2011:

Loan Maturity Distribution at December 31, 2011

	1 year or less	1-5 years	After 5 years	Total
	(Dollars in thousands)			
Real Estate				
Commercial	$ 54,642	$ 203,819	$ 14,640	$ 273,101
Construction	26,650	20,288	4,724	51,662
Residential	34,505	25,494	36,725	96,724
Commercial	64,338	40,714	2,074	107,126
Consumer	2,107	2,192	9,375	13,674
Total Loans	$ 182,242	$ 292,507	$ 67,538	$ 542,287
Fixed Rates	$ 35,275	$ 72,024	$ 61,941	$ 169,240
Variable Rates	146,967	220,483	5,597	373,047
Total Loans	$ 182,242	$ 292,507	$ 67,538	$ 542,287

Asset Quality

Management performs reviews of all delinquent loans and directs relationship officers to work with customers to resolve potential credit issues in a timely manner.

As outlined below, we have only two construction loans that have an interest reserve included in the commitment amount and where advances on the loan currently pay the interest due.

Loans With Interest Paid From Loan Advances

(Dollars in thousands)

Years Ended December 31,	2011		2010	
	# of Borrowers		# of Borrowers	
Hotels	1	$ 2,093	1	$ 979
Single family acquisition & development	1	1,418	1	2,336
	2	$ 3,511	2	$ 3,315

At inception, the total loan and commitment amount were equivalent to an appraised 80% or less "as is" or "as developed" loan to value. We continually monitor these loans and where appropriate have received new appraisals on these properties, additional collateral, a payment on the principal, or have downgraded the risk rating on the loan and increased our loan loss provision accordingly. In certain cases, these loans have experienced a delay in the project either as a result of delays in receiving regulatory approvals or the borrower has elected to delay the project because the current economic climate has caused real estate values to decline. Although payments on these loans are current, management monitors their performance closely.

At year end, in addition to the two non-accrual legacy loans and 17 non-accrual acquired loans, there were four legacy loans totaling $744,610 and 22 acquired loans totaling $839,274 that were 30-89 days past due, and one legacy loan past due 90 days or more in the amount of $34,370. Management has identified an additional 12 potential problem loans totaling $8.6 million. Management has concerns either about the ability of these borrowers to continue to comply with repayment terms because of the borrower's potential operating or financial difficulties or the underlying collateral has experienced a decline in value. These weaknesses have caused management to heighten the attention given to these credits.

Management generally classifies loans as non-accrual when it does not expect collection of full principal and interest under the original terms of the loan or payment of principal or interest has become 90 days past due. Once we classify a loan as non-accrual we no longer accrue interest on such loan and reverse any interest previously accrued but not collected. We will generally restore a non-accrual loan to accrual status when the borrower brings delinquent principal and interest payments current and we expect to collect future monthly principal and interest payments. We recognize interest on non-accrual loans only when received.

As previously discussed in the provision for loan losses section of this report, at December 31, 2010, we had three loans totaling $2.7 million that were 90 days past due and were classified as non-accrual. This compares to three loans in the amount of $1.6 million at December 31, 2009 which were 90 days past due and were classified as non-accrual.

The table below outlines the transfer of loans from and to non-accrual status for twelve month period:

Non-Accrual Loans
(Dollars in thousands)

	Legacy Loans		Acquired Loans		Total
	# of Borrowers	Loan Balance	# of Borrowers	Loan Balance	Loan Balance
Beginning Balance, December 31, 2010	3	$ 2,711		$ -	$ 2,711
Acquired April 1, 2011		-	18	5,357	5,357
Transferred In	1	78	3	395	473.00
Payments received		-	(3)	(1,119)	(1,119)
Repossessed	(1)	(237)		-	(237)
Charged off		(495)		-	(495)
Transferred to other real estate owned	(1)	(810)	(1)	(50)	(860)
Ending balance, December 31, 2011	2	$ 1,247	17	$ 4,583	$ 5,830

Non-Accrual Legacy Loans and Legacy Other Real Estate Owned

At December 31, 2011, two non-accrual legacy loans totaling $1,247,312 were past due and classified as non-accrual. The first loan in the amount of $1,169,337 is a residential land acquisition and development loan secured by real estate and described below. At December 31, 2011, the non-accrued interest on this loan was $212,484, none of which was included in interest income. The borrower and guarantor on this loan have filed bankruptcy. During the first quarter of 2011, we charged $446,980 to the allowance for loan losses and reduced the balance on this loan from $1,616,317 to $1,169,337. We have an additional $65,000 of the allowance for loan losses specifically allocated to this loan. We had identified a potential buyer for this note who had agreed to purchase it at a price slightly lower than the current carrying value. In October of 2011, the prospective purchaser of the promissory note rescinded his offer. In February 2012, the property that secures the promissory note was sold at foreclosure for an amount less than our carrying fair value. We anticipate ratification of the foreclosure will occur during the second quarter of 2012 and that we will receive approximately $966,000 from the sales proceeds and charge approximately $203,000 to the allowance for loan losses.

The second loan is a commercial loan secured by a blanket lien on the borrower's assets and a second deed of trust on the guarantors' personal residence. The borrower has ceased operations and the collateral has no value. In the first quarter of 2012, we charged the entire balance due to the allowance for loan losses and have filed a judgment against the guarantors. At December 31, 2011, we had allocated the entire loan balance to the allowance for loan losses.

At December 31, 2010, we had three loans totaling $2,710,619 past due and classified as non-accrual. The first loan in the amount of $810,291 is the same loan that we previously reported in our December 31, 2009 and December 31, 2008 financial statements. At December 31, 2010, we had obtained a "lift stay" on the property and were awaiting ratification of foreclosure. We received this ratification in January 2011 and transferred this property to other real estate owned. At December 31, 2010, the non-accrued interest on this loan was $212,937.

The second loan in the amount of $1,616,317 is the residential acquisition and development loan secured by real estate discussed above. At December 31, 2010, we considered this loan impaired and had allocated $450,000 of the allowance for loan losses to this loan. At December 31, 2010, the interest not accrued on this loan was $101,867.

The third loan at December 31, 2010 was a luxury boat loan in the amount of $284,011. The borrower on this loan has also filed bankruptcy. At December 31, 2010, the interest not accrued on this loan was $3,728. During the first quarter of 2011, we repossessed the boat, charged $47,261 to the allowance for loan losses and recorded the remaining balance of $236,750 as repossessed property in other assets. During the fourth quarter of 2011, we sold this boat and recorded a loss in other operating expense of $120,741 on the sale.

At December 31, 2009, we had three loans totaling $1,586,499 past due and classified as non-accrual. The first loan is the same loan that we reported in our December 31, 2008 financial statements. During 2009, we received $40,384 in payments on this loan and the balance was $810,291. In October 2009, the borrower re-entered bankruptcy under Chapter 11 of the United States Bankruptcy Code. As outlined above, in 2010, we obtained a "lift stay" on the commercial property that secures this loan and proceeded with foreclosure.

Non-Accrual Acquired Loans and Other Real Estate Owned

At December 31, 2011, we had 25 non-accrual acquired loans to 17 borrowers totaling $4.6 million. Of these, the borrowers on 14 loans totaling $2.4 million are generally making monthly payments according to their contractual terms, albeit in a slow manner. The loans were placed on non-accrual by MB&T because of their slow payment history and/or the borrower's industry was significantly impacted by the weaknesses in the economy. One additional loan with a carrying balance of $100,000 was paid in full in July 2011. During the third quarter of 2011, we received payment in full on three notes for the total principal balance of $1.1 million and transferred the value of $50,000 for one property to other real estate owned. During the fourth quarter of 2011, we transferred three notes totaling $395,109 to non-accrual status.

We have two borrowers owned by the same individual and the fair value of four loans totals $775,000. We were unable to conclude negotiations with the individual to obtain additional collateral that was satisfactory to us and we have proceeded with foreclosure. Residential land secures these loans. The fair value is equivalent to our assessment of the current value of the real estate less any carrying costs or expenses to sell.

We have one borrower with one note secured by commercial real estate and the fair value of the loan is $300,000. The borrower recently exited from bankruptcy protection. We plan to foreclose on this property. The fair value is equivalent to our assessment of the current value of the real estate less any carrying costs or expenses to sell.

We have one borrower with a loan secured by real estate and the fair value of the loan is $250,000. The borrower has filed bankruptcy and we are currently working towards obtaining a "lift stay" on the property that secures the loan. The fair value is equivalent to our assessment of the current value of the real estate less any carrying costs or expenses to sell.

The first loan that we transferred in during the fourth quarter of 2011 is a loan secured by real estate and the fair value of the loan is $347,474. The borrower has filed bankruptcy and we are currently in negotiations with the guarantor and the borrower. The fair value is equivalent to our assessment of the current value of the real estate less any carrying costs or expenses to sell.

The second loan that we transferred in during the fourth quarter of 2011 is an unsecured loan and the fair value of the loan is $47,635. We consider this loan impaired and have allocated the entire balance of this loan in the allowance for loan losses.

We classify any property acquired as a result of foreclosure on a mortgage loan as "other real estate owned" and record it at the lower of the unpaid principal balance or fair value at the date of acquisition and subsequently carry the property at the lower of cost or net realizable value. We charge any required write down of the loan to its net realizable value against the allowance for loan losses at the time of foreclosure. We charge any subsequent adjustments to net realizable value to expense. Upon foreclosure, Old Line Bank generally requires an appraisal of the property and, thereafter, appraisals of the property on at least an annual basis and external inspections on at least a quarterly basis.

As required by ASC Topic 310-*Receivables* and ASC Topic 450-*Contingencies*, we measure all impaired loans, which consist of all modified loans and other loans for which collection of all contractual principal and interest is not probable, based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, we recognize impairment through a valuation allowance and corresponding provision for loan losses. Old Line Bank considers consumer loans as homogenous loans and thus does not apply the impairment test to these loans. We write off impaired loans when collection of the loan is doubtful.

The tables below present a breakdown of the recorded book balance of non-performing loans and accruing past due loans at December 31, 2011.

Non-Accrual and Past Due Loans and Troubled Debt Restructurings
Recorded Book Balance
December 31, 2011

	Legacy			Acquired		
	# of Borrowers	Account Balance	Interest Not Accrued	# of Borrowers	Account Balance	Interest Not Accrued
Real Estate						
Commercial		$ -	$ -	7	$ 2,288,900	$ 1,164,630
Construction	1	1,169,337	212,484	2	1,184,146	255,560
Residential		-	-	4	1,019,942	241,093
Commercial	1	77,975	1,735	4	90,039	33,041
Consumer		-	-		-	-
Total non-performing loans	2	$ 1,247,312	$ 214,219	17	$ 4,583,027	$ 1,694,324
Accruing past due loans:						
30-59 days past due						
Real estate	1	421,805		3	474,651	
Commercial		-			-	
Consumer		-		16	22,698	
Total 30-59 days past due	1	421,805		19	497,349	
60-89 days past due						
Real estate	2	311,762		2	338,431	
Commercial	1	11,043			-	
Consumer		-		1	3,494	
Total 60-89 days past due	3	322,805		3	341,925	
90 or more days past due						
Consumer	1	34,370			-	
Total accruing past due loans	5	778,980		22	839,274	
Accruing Troubled Debt Restructurings						
Real Estate	3	$ 5,037,879			$ -	
Consumer	1	142,671		2	154,088	
Total Accruing Troubled Debt Restructurings	4	$ 5,180,550		2	$ 154,088	

The table below presents a breakdown of the non-performing legacy loans and accruing legacy past due loans at December 31, 2010.

Legacy

Non-Accrual and Past Due Loans
December 31, 2010

	# of Borrowers	Account Balance	Interest Not Accrued
Real Estate			
Commercial	2	$ 2,426,608	$ 314,804
Construction		-	-
Residential		-	-
Commercial		-	-
Consumer	1	284,011	3,728
Total non-performing loans	3	$ 2,710,619	$ 318,532
Accruing past due loans:			
30-89 days past due		$ -	
90 or more days past due		-	
Total accruing past due loans		$ -	

Bank owned life insurance

We have invested $16.4 million in life insurance policies on our executive officers, other officers of the Bank, and retired officers of MB&T. In June 2005, we purchased $3.3 million of BOLI on the lives of our executive officers, Messrs. Cornelsen and Burnett and Ms. Rush. With a new $4 million investment made in February 2007, we increased the insurance on Messrs. Cornelsen and Burnett and expanded the coverage of the insurance policies to insure the lives of several other officers of Old Line Bank, including Sandi F. Burnett. During the twelve months ended December 31, 2011, the cash surrender value of the insurance policies increased by $7.7 million as a result of the transfer of $7.5 million at fair value from MB&T and earnings which were partially offset by the payment of a death benefit that resulted from the loss of a colleague during the period. We anticipate the earnings on these policies will partially offset our employee benefit expenses as well as our obligations under our Salary Continuation Agreements and Supplemental Life Insurance Agreements that we entered into with our executive officers in January 2006 as well as those that MB&T had entered into with their executive officers. There is no obligation to provide post retirement death benefits associated with the BOLI policies owned by Old Line Bank prior to the acquisition of MB&T. We have accrued a $204,515 liability associated with the post retirement death benefits of the BOLI policies acquired from MB&T.

On January 3, 2006, Old Line Bank entered into Salary Continuation Agreements and Supplemental Life Insurance Agreements with Mr. Cornelsen, Mr. Burnett and Ms. Rush and started accruing for the related post retirement salary benefits. Under these agreements, benefits accrue over time from the date of the agreement until the executive reaches the age of 65. Upon full vesting of the benefit, the executives will be paid the following annual amounts for 15 years: Mr. Cornelsen $159,738; Mr. Burnett $24,651; Ms. Burnett $66,310; and Ms. Rush $77,773. Mr. Burnett will receive an additional $5,895 per year if he continues his employment with us until he reaches age 68. Under the Supplemental Life Insurance Agreements, Old Line Bank is obligated to cause the payment of death benefits to the executives' designated beneficiaries in the following amounts: Mr. Cornelsen $1.4 million; Mr. Burnett $714,215; Ms. Burnett $335,309; Ms. Rush $764,425; and we have aggregate insurance on all other officers, retired officers of MB&T, and former employees totaling $32.2 million. Old Line Bank has funded these obligations through the BOLI outlined above.

Prepaid pension

MB&T had an employee pension plan (MB&T Pension Plan) that was frozen on June 9, 2003 and no additional benefits accrued subsequent to that date. We have notified all plan participants that we have terminated this plan effective August 1, 2011. We have liquidated the securities the plan held, deposited the proceeds into interest bearing certificates of deposit and a money market account and expect to distribute the remaining balances prior to December 31, 2012. We are unable to predict any income or loss that may occur as a result of the termination. At this time we do not expect to incur any significant expenses with the termination of this plan. At December 31, 2011, the plan had excess assets over liabilities of $1.0 million and we have recorded this amount as an asset on our balance sheet. Additional information related to the status of this plan can be found in Note 15 of the financial statements.

Other real estate owned

As a result of the acquisition of Maryland Bankcorp, we have segmented the other real estate owned into two components, real estate obtained as a result of loans originated by Old Line Bank (legacy) and other real estate acquired from MB&T or obtained as a result of loans originated by MB&T (acquired). We are currently aggressively either marketing these properties for sale or improving them in preparation for sale. During the twelve months ended December 31, 2011, we sold three properties and recorded gains on these sales of $248,005. The following outlines the transactions in other real estate owned during the period (000's).

Other Real Estate Owned

	Legacy	Acquired	Total
Beginning balance	$ 1,153,039	$ -	$ 1,153,039
Acquired April 1, 2011	-	1,834,451	1,834,451
Transferred in	825,290	289,000	1,114,290
Investment in improvements	-	88,965	88,965
Write down in value	(100,000)		(100,000)
Sales	(6,497)	(79,639)	(86,136)
Total end of period	$ 1,871,832	$ 2,132,777	$ 4,004,609

Goodwill

During the second quarter of 2011, we recorded goodwill of $116,723 associated with the acquisition of Maryland Bankcorp. As outlined in Footnote 2 of our financial statements, this amount represented the difference between the estimated fair value of tangible and intangible assets acquired and liabilities assumed at acquisition date. During the third quarter of 2011, the goodwill increased $25,000 as a result of additional liabilities that we identified during the period. During the fourth quarter of 2011, we receive a valuation of the pension plan asset at acquisition date and at December 31, 2011. As a result of this valuation, we recorded a $492,067 increase to goodwill to reflect the costs incurred by the pension plan as of the acquisition date.

Core deposit intangible

As a result of the acquisition of Maryland Bankcorp, during the second quarter of 2011, we recorded a core deposit intangible of $5.0 million. This amount represented the premium that we paid to acquire MB&T's core deposits over the fair value of such deposits. We will amortize the core deposit intangible on an accelerated basis over its estimated useful life of 18 years. At December 31, 2011, the core deposit intangible was $4.4 million.

Deposits

We seek deposits within our market area by paying competitive interest rates, offering high quality customer service and using technology to deliver deposit services effectively.

At December 31, 2011, the deposit portfolio had grown to $690.8 million, a $350.3 million or 102.88% increase over the December 31, 2010 level of $340.5 million. Non-interest bearing deposits increased $102.6 million during the period to $170.1 million from $67.5 million primarily due to the acquisition of MB&T, the establishment of new customer demand deposit accounts and expansion of existing demand deposit accounts. Interest-bearing deposits grew $247.6 million to $520.6 million from $273.0 million. The growth in interest bearing deposits was the result of the acquisition of MB&T, expansion of existing customer relationships and new customers. The following table outlines the growth in interest bearing deposits:

December 31,	2011	2010	$ Change	% Change
	(Dollars in thousands)			
Certificates of deposit	$ 336,068	$ 192,530	$ 143,538	74.55%
Interest bearing checking	123,907	70,998	52,909	74.52%
Savings	60,654	9,504	51,150	538.19%
Total	$ 520,629	$ 273,032	$ 247,597	90.68%

At December 31, 2010, the deposit portfolio had grown to $340.5 million, a $54.2 million or an 18.93% increase over the December 31, 2009 level of $286.3 million. Non-interest bearing deposits increased $26.6 million during the period to $67.5 million from $40.9 million primarily due to the establishment of new customer demand deposit accounts and expansion of existing demand deposit accounts. Interest bearing deposits grew $27.5 million to $273.0 million from $245.5 million. Approximately $27.5 million of the increase was in money market accounts and $1.9 million was in savings accounts. These increases were offset by a $1.9 million decrease in certificates of deposit. The growth in these categories was the result of expansion of existing customer relationships, the new money market accounts provided through Promontory Interfinancial Network discussed below and new customers.

We acquire brokered certificate of deposits through the Promontory Interfinancial Network (Promontory). Through this deposit matching network and its certificate of deposit account registry service (CDARS) and money market account service, we have the ability to offer our customers access to FDIC insured deposit products in aggregate amounts exceeding current insurance limits. When we place funds through Promontory on behalf of a customer, we receive matching deposits through the network's reciprocal deposit program. We can also place deposits through this network without receiving matching deposits. At December 31, 2011, we had $24.8 million in CDARS and $14.1 million in money market accounts through Promontory's reciprocal deposit program compared to $21.1 million and $5.7 million, respectively, at December 31, 2010. At December 31, 2011, we had received $52.0 million in deposits through the Promontory network that were not reciprocal deposits. We had no other brokered certificates of deposit as of December 31, 2011 and 2010. We expect that we will continue to use brokered deposits as an element of our funding strategy when required to maintain an acceptable loan to deposit ratio.

The following is a summary of the maturity distribution of certificates of deposit as of December 31, 2011.

Certificate of Deposit Maturity Distribution
December 31, 2011

	Three Months or Less	Three Months to Twelve Months	Over Twelve Months	Total
	(Dollars in thousands)			
Certificates of deposit				
Less than $100,000	$ 17,102	$ 52,847	$ 60,529	$ 130,478
Greater than or equal to $100,000	76,698	71,665	57,228	205,591
Total	$ 93,800	$ 124,512	$ 117,757	$ 336,069

Borrowings

Old Line Bancshares has available a $3 million unsecured line of credit. Old Line Bank has available lines of credit, including overnight federal funds and repurchase agreements from its correspondent banks totaling $29.5 million as of December 31, 2011. Old Line Bank has an additional secured line of credit from the Federal Home Loan Bank of Atlanta (FHLB) of $241.1 million at December 31, 2011. As a condition of obtaining the line of credit from the FHLB, the FHLB requires that Old Line Bank purchase shares of capital stock in the FHLB. Prior to allowing Old Line Bank to borrow under the line of credit, the FHLB also requires that Old Line Bank provide collateral to support borrowings. Therefore, we have provided collateral to support up to $72.3 million of borrowings. Of this, we had borrowed $10 million at December 31, 2011. We may increase availability by providing additional collateral.

Short-term borrowings consisted of short-term promissory notes issued to Old Line Bank's customers. Old Line Bank offers its commercial customers an enhancement to the basic non-interest bearing demand deposit account. This service electronically sweeps excess funds from the customer's account into a short term promissory note with Old Line Bank. These obligations are payable on demand, are secured by investments or are unsecured, re-price daily and have maturities of one to 270 days. At December 31, 2011, Old Line Bank had $7.7 million outstanding in these short term unsecured promissory notes with an average interest rate of 0.20% and $20.9 million outstanding in secured promissory notes with an average interest rate of 0.50%. We recorded these secured promissory notes with the acquisition of MB&T. At December 31, 2010, Old Line Bank had $5.7 million outstanding with an average interest rate of 0.50%.

At December 31, 2011 and December 31, 2010, Old Line Bank had two advances in the amount of $5.0 million each, from the FHLB totaling $10.0 million.

On December 12, 2007, Old Line Bank borrowed $5.0 million from the FHLB. The interest rate on this advance is 3.3575% and interest is payable on the 12th day of each March, June, September and December, commencing on March 12, 2008. On December 12, 2008, or any interest payment date thereafter, the FHLB has the option to convert the interest rate on this advance to a fixed rate three (3) month LIBOR. The maturity date on this advance is December 12, 2012.

On December 19, 2007, Old Line Bank borrowed an additional $5.0 million from the FHLB. The interest rate on this borrowing is 3.119% and is payable on the 19th day of each month. On January 22, 2008 or any interest payment date thereafter, the FHLB has the option to convert the interest rate on this advance from a fixed rate to a one (1) month LIBOR based variable rate. This borrowing matures on December 19, 2012.

The following table outlines our borrowings as of December 31, 2011 and December 31, 2010.

Borrowings						
December 31,	2011			2010		
	Amount	Rate	Maximum Amount Borrowed During Any Month End Period	Amount	Rate	Maximum Amount Borrowed During Any Month End Period
Short term promissory notes	$ 7,784,561	0.30%	$ 12,271,568	$ 5,669,332	0.50%	$ 28,790,253
Repurchase agreements	20,888,096	0.50%	22,979,870	-		-
FHLB advance due Dec. 2012	5,000,000	3.36%	5,000,000	-		-
FHLB advance due Dec. 2012	5,000,000	3.12%	5,000,000	-		-
Total short term borrowings	38,672,657		45,251,438	5,669,332		28,790,253
FHLB advance due Dec. 2012	-			5,000,000	3.36%	
FHLB advance due Dec. 2012	-			5,000,000	3.12%	
Senior note, fixed at 6.28%	6,284,479	6.28%		6,371,947	6.28%	
Total long term borrowings	$ 6,284,479			$ 16,371,947		

On August 25, 2006, Pointer Ridge entered into an Amended and Restated Promissory Note in the principal amount of $6.6 million. This loan accrues interest at a rate of 6.28% through September 5, 2016. After September 5, 2016, the rate adjusts to the greater of (i) 6.28% plus 200 basis points or (ii) the Treasury Rate (as defined in the Amended Promissory Note) plus 200 basis points. At December 31, 2011 and 2010, Pointer Ridge had borrowed $6.3 million and $6.5 million, respectively, under the Amended Promissory Note. We have guaranteed to the lender payment of up to 62.50% of the loan payment plus any costs the lender incurs resulting from any omissions or alleged acts or omissions by Pointer Ridge arising out of or relating to misapplication or misappropriation of money, rents received after an event of default, waste or damage to the property, failure to maintain insurance, fraud or material misrepresentation, filing of bankruptcy or Pointer Ridge's failure to maintain its status as a single purpose entity.

For additional information about our borrowings, see Notes 11 and 12 to our consolidated financial statements.

Liquidity

Our overall asset/liability strategy takes into account our need to maintain adequate liquidity to fund asset growth and deposit runoff. Our management monitors the liquidity position daily in conjunction with Federal Reserve guidelines. As outlined in the borrowing section of this report, we have credit lines, unsecured and secured, available from several correspondent banks totaling $32.5 million. Additionally, we may borrow funds from the FHLB and the Federal Reserve Bank of Richmond. We can use these credit facilities in conjunction with the normal deposit strategies, which include pricing changes to increase deposits as necessary. We can also sell available for sale investment securities or pledge investment securities as collateral to create additional liquidity. From time to time we may sell or participate out loans to create additional liquidity as required. Additional sources of liquidity include funds held in time deposits and cash from the investment and loan portfolios.

Our immediate sources of liquidity are cash and due from banks, federal funds sold and time deposits in other banks. On December 31, 2011, we had $43.4 million in cash and due from banks, $119,235 in interest bearing accounts, and $83,114 in federal funds sold. As of December 31, 2010, we had $14.3 million in cash and due from banks, $109,170 in interest bearing accounts, $180,536 in federal funds sold and other overnight investments and $297,000 in time deposits in other banks.

Old Line Bank has sufficient liquidity to meet its loan commitments as well as fluctuations in deposits. We usually retain maturing certificates of deposit as we offer competitive rates on certificates of deposit. Management is not aware of any demands, trends, commitments, or events that would result in Old Line Bank's inability to meet anticipated or unexpected liquidity needs.

During the recent period of turmoil in the financial markets, some institutions experienced large deposit withdrawals that caused liquidity problems. We did not have any significant withdrawals of deposits or any liquidity issues. Although we plan for various liquidity scenarios, if turmoil in the financial markets occurs and our depositors lose confidence in us, we could experience liquidity issues.

Capital

Our stockholders' equity amounted to $68.5 million at December 31, 2011 and $37.7 million at December 31, 2010. We are considered "well capitalized" under the risk-based capital guidelines adopted by the Federal Reserve. Stockholders' equity increased during the twelve month period primarily because of the capital received in the acquisition of Maryland Bankcorp of $17.8 million, the $6.3 million in capital received in the private placement in January of 2011, net income attributable to Old Line Bancshares, Inc. of $5.4 million, the $132,661 adjustment for stock based compensation awards, the $40,788 received from stock options exercised and the $2.1 million after tax unrealized gain on available for sale securities. These items were partially offset by the $821,497 common stock cash dividend and the $22,340 unrealized loss on the pension fund.

The following table shows Old Line Bancshares, Inc.'s regulatory capital ratios and the minimum capital ratios currently required by its banking regulator to be "well capitalized." For a discussion of these capital requirements, see "Supervision and Regulation – Capital Adequacy Guidelines."

Risk Based Capital Analysis
(Dollars in thousands)

December 31,	2011	2010	2009
Tier 1 Capital			
Preferred and common stock	$ 68	$ 39	$ 39
Additional paid-in capital	53,489	29,207	29,034
Retained earnings	12,094	7,535	6,498
Less: disallowed assets	5,054	-	-
Total Tier 1 Capital	60,597	36,781	35,571
Tier 2 Capital:			
Allowance for loan losses	3,741	2,468	2,482
Total Risk Based Capital	$ 64,338	$ 39,249	$ 38,053
Risk weighted assets	$ 571,434	$ 317,029	$ 277,989

	2011	2010	2009	Regulatory Minimum	To be Well Capitalized
Capital Ratios:					
Tier 1 risk based capital ratio	10.6%	11.6%	12.8%	4.0%	6.0%
Total risk based capital ratio	11.3%	12.4%	13.7%	8.0%	10.0%
Leverage ratio	7.8%	9.2%	10.0%	4.0%	5.0%

Return on Average Assets and Average Equity

The ratio of net income to average equity and average assets and certain other ratios are as follows:

	December 31,		
	2011	2010	2009
	(Dollars in thousands)		
Average total assets	$677,529	$394,022	$341,973
Average equity	57,422	36,329	39,010
Net income attributable to Old Line Bancshares, Inc.	5,380	1,503	2,036
Cash dividends declared-common stock	821	466	463
Dividend payout ratio for period	15.27%	31.00%	22.74%
Return on average assets	0.79%	0.38%	0.60%
Return on average equity	9.37%	4.14%	5.22%
Average stockholders' equity to average total assets	8.48%	9.22%	11.41%

Contractual Obligations, Commitments, Contingent Liabilities, and Off-balance Sheet Arrangements

We are party to financial instruments with off balance sheet risk in the normal course of business. These financial instruments primarily include commitments to extend credit, lines of credit and standby letters of credit. We use these financial instruments to meet the financing needs of our customers. These financial instruments involve, to varying degrees, elements of credit, interest rate, and liquidity risk. These do not represent unusual risks and management does not anticipate any losses which would have a material effect on Old Line Bancshares, Inc. We also have operating lease obligations.

Outstanding loan commitments and lines and letters of credit at December 31 of 2011, 2010 and 2009 are as follows:

December 31,	2011	2010	2009
		(Dollars in thousands)	
Commitments to extend credit and available credit lines:			
Commercial	$ 46,966	$ 34,485	$ 21,153
Construction	21,398	11,512	14,573
Consumer	13,195	7,256	9,015
	$ 81,559	$ 53,253	$ 44,741
Standby letters of credit	$ 8,226	$ 7,901	$ 3,883

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. We generally require collateral to support financial instruments with credit risk on the same basis as we do for balance sheet instruments. Management generally bases the collateral required on the credit evaluation of the counter party. Commitments generally include expiration dates or other termination clauses and may require payment of a fee. Available credit lines represent the unused portion of lines of credit previously extended and available to the customer so long as there is no violation of any contractual condition. These lines generally have variable interest rates. Since we expect many of the commitments to expire without being drawn upon, and since it is unlikely that customers will draw upon their lines of credit in full at any time, the total commitment amount or line of credit amount does not necessarily represent future cash requirements. We evaluate each customer's credit worthiness on a case by case basis. During periods of economic turmoil, we reevaluate many of our commitments to extend credit. Because we conservatively underwrite these facilities at inception, we generally do not have to withdraw any commitments. We are not aware of any loss that we would incur by funding our commitments or lines of credit.

Commitments for real estate development and construction, which totaled $21.4 million, or 26.23% of the $81.6 million, are generally short term and turn over rapidly, with principal repayment from permanent financing arrangements upon completion of construction or from sales of the properties financed.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Our exposure to credit loss in the event of non-performance by the customer is the contract amount of the commitment. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. In general, we make loan commitments, credit lines and letters of credit on the same terms, including with respect to collateral, as outstanding loans. We evaluate each customer's credit worthiness and the collateral required on a case by case basis.

We have various financial obligations, including contractual obligations and commitments. The following table presents, as of December 31, 2011 significant fixed and determinable contractual obligations to third parties by payment date.

Contractual Obligations
(Dollars in thousands)

	Within one year	One to three years	Three to five years	Over five years	Total
Non-interest bearing deposits	$ 170,138	$ -	$ -	$ -	$ 170,138
Interest bearing deposits	382,655	122,435	15,539	-	520,629
Short term borrowings	38,673	-	-	-	38,673
Long term borrowings	94	208	5,982	-	6,284
Purchase obligations	2,807	2,095	1,947	5,842	12,691
Operating leases	1,372	2,510	2,491	10,365	16,738
Total	$ 595,739	$ 127,248	$ 25,959	$ 16,207	$ 765,153

Our operating lease obligations represent rental payments for thirteen branches, four loan production offices and our main office. We lease our main office and our Bowie branch location from Pointer Ridge. We have excluded 62.50% of these lease payments in consolidation. The interest bearing obligations include accrued interest. Purchase obligations amounts represent estimated obligations under agreements to purchase goods or services that are enforceable and legally binding. In 2012, the purchase obligations amounts include principal and interest due on participation loans, estimated obligations under data processing contracts, income tax payable and accounts payable for goods and services. In subsequent years, the purchase obligations amounts primarily relate to estimated obligations under data processing contracts.

Reconciliation of Non-GAAP Measures

Below is a reconciliation of the FTE adjustments and the GAAP basis information presented in this report:

Twelve months ended December 31, 2011

	Net Interest Income	Yield		Net Interest Spread	
GAAP net interest income	$ 27,101,342	4.52	%	4.31	%
Tax equivalent adjustment					
Federal funds sold	1	-		-	
Investment securities	377,848	0.06		0.06	
Loans	170,830	0.03		0.03	
Total tax equivalent adjustment	548,679	0.09		0.09	
Tax equivalent interest yield	$ 27,650,021	4.61	%	4.40	%

Twelve months ended December 31, 2010

	Net Interest Income	Yield		Net Interest Spread	
GAAP net interest income	$ 13,566,068	3.82	%	3.57	%
Tax equivalent adjustment					
Federal funds sold	3	-		-	
Investment securities	47,642	0.01		0.01	
Loans	112,797	0.03		0.03	
Total tax equivalent adjustment	160,442	0.04		0.04	
Tax equivalent interest yield	$ 13,726,510	3.86	%	3.61	%

Twelve months ended December 31, 2009

	Net Interest Income	Yield		Net Interest Spread	
GAAP net interest income	$ 11,516,002	3.73	%	3.39	%
Tax equivalent adjustment					
Federal funds sold	1				
Investment securities	59,779	0.02		0.02	
Loans	66,590	0.02		0.02	
Total tax equivalent adjustment	126,370	0.04		0.04	
Tax equivalent interest yield	$ 11,642,372	3.77	%	3.43	%

Impact of Inflation and Changing Prices and Seasonality

Management has prepared the financial statements and related data presented herein in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, and may frequently reflect government policy initiatives or economic factors not measured by price index. As discussed in Item 7A, we strive to manage our interest sensitive assets and liabilities in order to offset the effects of rate changes and inflation.

Application of Critical Accounting Policies

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industry in which we operate. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. We base these estimates, assumptions, and judgments on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third party sources, when available.

The most significant accounting policies that we follow are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how we value significant assets and liabilities in the financial statements and how we determine those values. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses as the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management's best estimate of the losses known and inherent in the loan portfolio that are both probable and reasonable to estimate, based on, among other factors, prior loss experience, volume and type of lending conducted, estimated value of any underlying collateral, economic conditions (particularly as such conditions relate to Old Line Bank's market area), regulatory guidance, peer statistics, management's judgment, past due loans in the loan portfolio, loan charge off experience and concentrations of risk (if any). Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant estimates, assumptions, and judgments. The loan portfolio also represents the largest asset type on the consolidated balance sheets.

We evaluate the adequacy of the allowance for loan losses based upon loan categories except for delinquent loans and loans for which management has knowledge about possible credit problems of the borrower or knowledge of problems with loan collateral, which management evaluates separately and assigns loss amounts based upon the evaluation. We apply loss ratios to each category of loan other than commercial loans (including letters of credit and unused commitments), where we further divide the loans by risk rating and apply loss ratios by risk rating, to determine estimated loss amounts. Categories of loans are installment and other consumer loans (other than boat loans), boat loans, mortgage loans (commercial real estate, residential real estate and real estate construction) and commercial loans.

Management has significant discretion in making the judgments inherent in the determination of the provision and allowance for loan losses, including in connection with the valuation of collateral and the financial condition of the borrower, and in establishing loss ratios and risk ratings. The establishment of allowance factors is a continuing exercise and allowance factors may change over time, resulting in an increase or decrease in the amount of the provision or allowance based upon the same volume and classification of loans.

Changes in allowance factors or in management's interpretation of those factors will have a direct impact on the amount of the provision, and a corresponding effect on income and assets. Also, errors in management's perception and assessment of the allowance factors could result in the allowance not being adequate to cover losses in the portfolio, and may result in additional provisions or charge offs, which would adversely affect income and capital. For additional information regarding the allowance for loan losses, see the "Provision for Loan Losses" section of this annual report.

New Authoritative Accounting Guidance

Accounting Standards Updates (ASU) No. 2009-16, "Transfers and Servicing (Topic- 860)-Accounting for Transfers of Financial Assets" amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 also requires additional disclosures about all continuing involvement with transferred financial assets including information about gains and losses resulting from transfers during the period. The provisions of ASU 2009-16 became effective on January 1, 2010 and did not have a significant impact on our consolidated results of operations or financial position.

ASU No. 2009-17, "Consolidations (Topic 810)-Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" amends prior guidance to change how a company determines when an entity that is sufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. ASU 2009-17 requires additional disclosures about the reporting entity's involvement with variable interest entities and any significant changes in risk exposure due to that involvement as well as its affect on the entity's financial statements. As further discussed below, ASU No. 2010-10, "Consolidations (Topic 810)," deferred the effective date of ASU 2009-17 for a reporting entity's interests in investment companies. The provisions of ASU 2009-17 became effective on January 1, 2010 and they did not have a material impact on our consolidated results of operations or financial position.

ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures About Fair Value Measurements" requires expanded disclosures related to fair value measurements including (i) the amounts of significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy and the reasons for the transfers, (ii) the reasons for transfers of assets or liabilities in or out of Level 3 of the fair value hierarchy, with significant transfers disclosed separately, (iii) the policy for determining when transfers between the levels of the fair value hierarchy are recognized and (iv) for recurring fair value measurements of assets and liabilities in Level 3 of the fair value hierarchy, a gross presentation of information about purchases, sales, issuances and settlements. ASU 2010-06 further clarifies that (i) companies should provide fair value measurement disclosures for each class of assets and liabilities (rather than major category), which would generally be a subset of assets or liabilities within a line item in the statement of financial position and (ii) companies should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for each class of assets and liabilities included in Levels 2 and 3 of the fair value hierarchy. ASU No. 2010-06 requires the disclosures related to the gross presentation of purchases, sales, issuances and settlements of assets and liabilities included in Level 3 of the fair value hierarchy beginning January 1, 2011. The remaining disclosure requirements and clarifications made by ASU 2010-06 became effective on January 1, 2010. See Notes 2-Acquisition of Maryland Bankcorp, Inc. and 18-Fair Value Measures, to our consolidated financial statements.

ASU No. 2010-10, "Consolidations (Topic 810)-Amendments for Certain Investment Funds" defers the effective date of the amendments to the consolidation requirements made by ASU 2009-17 to a company's interest in an entity (i) that has all of the attributes of an investment company, as specified under ASC Topic 946, "Financial Services-Investment Companies," or (ii) for which it is industry practice to apply measurement principles of financial reporting that are consistent with those in ASC Topic 946. As a result of the deferral, companies are not required to apply the ASU 2009-17 amendments to the Subtopic 810-10 consolidation requirements to its interest in an entity that meets the criteria to qualify for the deferral. ASU 2010-10 also clarifies that any interest held by a related party should be treated as though it is an entity's own interest when evaluating the criteria for determining whether such interest represents a variable interest. ASU 2010-10 also clarifies that companies should not use a quantitative calculation as the sole basis for evaluating whether a decision maker's or service provider's fee is variable interest. The provisions of ASU 2010-10 became effective as of January 1, 2010 and did not have a material impact on our consolidated results of operations or financial position.

ASU No. 2010-11, "Derivatives and Hedging (Topic 815)-Scope Exception Related to Embedded Credit Derivatives" clarifies that the only form of an embedded credit derivative that is exempt from the embedded derivative bifurcation requirement are those that relate to the subordination of one financial instrument to another. Entities that have contracts containing an embedded credit derivative feature in a form other than subordination may need to separately account for the embedded credit derivative feature. The provisions of ASU 2010-11 became effective on July 1, 2010 and did not have a material impact on our consolidated results of operations or financial position.

ASU No. 2010-20 "Receivables (Topic 310)-Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" requires entities to provide disclosures designed to facilitate financial statement users' evaluation of (i) the nature of credit risk inherent in the entity's portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systemic method for determining its allowance for credit losses, and class of financing receivable, which is generally a disaggregation of portfolio segment. The required disclosures include, among other things, a carry forward of the allowance for credit losses as well as information about modified, impaired, non-accrual and past due loans and credit quality indicators. ASU 2010-2 became effective for financial statements as of December 31, 2010 as it relates to disclosures required as of the end of the reporting period. Disclosures that relate to activity during a reporting period are required for financial statements that include periods beginning on or after January 1, 2011 and did not have a material impact on our consolidated results of operations or financial position.

ASU No. 2010-28 "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (Topic 350)" modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For these reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating impairment may exist. This update became effective for the interim and annual reporting periods beginning after December 15, 2010 and did not have a material impact on our consolidated results of operations or financial position.

ASU No. 2010-29 "Business Combinations (Topic 805) Disclosure of Supplementary Pro Forma Information for Business Combinations" contains amendments that specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 also expands supplemental pro forma disclosures under Topic 350 to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in reported pro forma revenue and earnings. ASU 2010-29 became effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. See Note 2 to our consolidated financial statements for the impact on our consolidated financial statements and results of operations.

ASU No. 2011-02 "A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring" amends FASB ASC 310-40 "Troubled Debt Restructurings by Creditors". The amendments specify that in evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that both of the following conditions exist: the restructuring constitutes a concession and the debtor is experiencing financial difficulties. The amendments clarify the guidance on these points and give examples of both conditions. This update became effective for interim or annual reporting periods beginning on or after June 15, 2011. We have included the required disclosures in Note 6 to our consolidated financial statements.

ASU No. 2011-03 "Reconsideration of Effective Control for Repurchase Agreements" amends FASB ASC 860-10, "Transfers and Servicing-Overall". The amendments remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial asset on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. This update becomes effective for interim and annual reporting periods beginning on or after December 15, 2011. We are currently evaluating the impact of adopting the new guidance on our results and it did not have a material impact on our consolidated financial statements or results of operations.

ASU No. 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" amends FASB ASC 820 "Fair Value Measurement". The amendments improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards ("IFRS"). Among the many areas affected by this update are the concept of highest and best use, the fair value of an instrument included in stockholders' equity and disclosures about fair value measurement, particularly disclosures about fair value measurements categorized within Level 3 of the fair value hierarchy. This update became effective for the interim and annual reporting periods beginning after December 15, 2011 and it did not have a material impact on our consolidated financial statements or results of operations.

ASU No. 2011-05 "Presentation of Comprehensive Income" amends FASB ASC 220 "Comprehensive Income". The amendments in this update eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. An entity will have the option to present the total comprehensive income as part of the statement of changes in stockholders' equity. An entity will have the option to present the total comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. An entity will be required to present the face of financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income. This update becomes effective for interim and annual reporting periods beginning after December 15, 2011. Included in our consolidated financial statements is a single continuous statement of comprehensive income and the guidance did not have a material impact on our consolidated financial statements or results of operations.

ASU No. 2011-08 "Intangibles-Goodwill and Other Testing Goodwill for Impairment" amends Topic 350 "Intangibles-Goodwill and Other" to give entities the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two step impairment test by calculating the fair value of the reporting unit comparing the fair value with the carrying amount of the reporting unit. This amendment is effective for annual and interim impairment tests beginning after December 15, 2011 and did not have a material impact on our consolidated financial statements or results of operations.

ASU 2011-11 "Balance Sheet-Disclosures about Offering Assets and Liabilities" amends Topic 210 "Balance Sheet" to require an entity to disclose both gross and net information about financial instruments such as sales and repurchase agreements and reverse sale and repurchase agreement and securities borrowing/lending arrangements, and derivative instruments that are eligible for offset in the statement of financial position and/or subject to a master netting arrangement or similar agreement. ASU 2011-11 is effective for annual and interim periods beginning on January 1, 2013, and we do not expect that it will have a material impact on our consolidated financial statements or results of operations.

ASU 2011-12 "Comprehensive Income-Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standards Update 2011-05" defers changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments to allow the FASB time to redeliberate whether to require presentation of such adjustments on the face of the financial statements to show the effects of the reclassification out of accumulated other comprehensive income. ASU 2011-12 allows entities to continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU No. 2011-05. All other requirements in ASU No. 2011-05 are not affected by ASU No. 2011-12. ASU 2011-12 is effective for annual and interim periods beginning after December 15, 2011 and it did not have a material impact on our consolidated financial statements or results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. Various factors, including interest rates, foreign exchange rates, commodity prices, or equity prices, may cause these changes. We are subject to market risk primarily through the effect of changes in interest rates on our portfolio of assets and liabilities. Foreign exchange rates, commodity prices, or equity prices do not pose significant market risk to us.

Interest Rate Sensitivity Analysis and Interest Rate Risk Management

A principal objective of Old Line Bank's asset/liability management policy is to minimize exposure to changes in interest rates by an ongoing review of the maturity and re-pricing of interest earning assets and interest bearing liabilities. The Asset and Liability Committee of the Board of Directors oversees this review.

The Asset and Liability Committee establishes policies to control interest rate sensitivity. Interest rate sensitivity is the volatility of a bank's earnings resulting from movements in market interest rates. Management monitors rate sensitivity in order to reduce vulnerability to interest rate fluctuations while maintaining adequate capital levels and acceptable levels of liquidity. Monthly financial reports supply management with information to evaluate and manage rate sensitivity and adherence to policy. Old Line Bank's asset/liability policy's goal is to manage assets and liabilities in a manner that stabilizes net interest income and net economic value within a broad range of interest rate environments. Adjustments to the mix of assets and liabilities are made periodically in an effort to achieve dependable, steady growth in net interest income regardless of the behavior of interest rates in general.

As part of the interest rate risk sensitivity analysis, the Asset and Liability Committee examines the extent to which Old Line Bank's assets and liabilities are interest rate sensitive and monitors the interest rate sensitivity gap. An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market rates. The interest rate sensitivity gap is the difference between interest earning assets and interest bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of declining interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If repricing of assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

Old Line Bank currently has a negative gap, which suggests that the net interest income on interest earning assets may decrease during periods of rising interest rates. However, a simple interest rate "gap" analysis by itself may not be an accurate indicator of how changes in interest rates will affect net interest income. Changes in interest rates may not uniformly affect income associated with interest earning assets and costs associated with interest bearing liabilities. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In the event of a change in interest rates, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

The table below presents Old Line Bank's interest rate sensitivity at December 31, 2011. Because certain categories of securities and loans are prepaid before their maturity date even without regard to interest rate fluctuations, we have made certain assumptions to calculate the expected maturity of securities and loans.

	Interest Sensitivity Analysis				
	December 31, 2011				
	Maturing or Repricing				
	Within 3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
	(Dollars in thousands)				
Interest Earning Assets:					
Interest bearing accounts	$ 119	$ -	$ -	$ -	$ 119
Time deposits in other banks	-	-	-	-	-
Federal funds sold	83	-	-	-	83
Investment securities	256	1,025	19,138	141,366	$ 161,785
Loans	103,327	78,916	292,507	67,537	542,287
Total interest earning assets	103,785	79,941	311,645	208,903	704,274
Interest Bearing Liabilities:					
Interest-bearing transaction deposits	83,018	40,889	-	-	123,907
Savings accounts	20,218	20,218	20,218	-	60,654
Time deposits	93,800	124,512	117,756	-	336,068
Total interest-bearing deposits	197,036	185,619	137,974	-	520,629
FHLB advances	10,000	-	-	-	10,000
Other borrowings	28,673	-	-	6,284	34,957
Total interest-bearing liabilities	235,709	185,619	137,974	6,284	565,586
Period Gap	$ (131,924)	$ (105,678)	$ 173,671	$ 202,619	$ 138,688
Cumulative Gap	$ (131,924)	$ (237,602)	$ (63,931)	$ 138,688	
Cumulative Gap/Total Assets	(36.93%)	(66.51%)	(17.90%)	38.82%	

Item 8. Financial Statements

The following consolidated financial statements are filed with this report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets – December 31, 2011, 2010 and 2009

Consolidated Statements of Income – For the years ended December 31, 2011, 2010 and 2009

Consolidated Statements of Changes in Stockholders' Equity – For the years ended December 31, 2011, 2010 and 2009

Consolidated Statements of Cash Flows – For the years ended December 31, 2011, 2010 and 2009

Notes to Consolidated Financial Statements

ROWLES
& Company, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Old Line Bancshares, Inc.
Bowie, Maryland

We have audited the accompanying consolidated balance sheets of Old Line Bancshares, Inc. and Subsidiaries as of December 31, 2011, 2010, and 2009, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Old Line Bancshares, Inc. and Subsidiaries as of December 31, 2011, 2010, and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rowles & Company, LLP

Baltimore, Maryland
March 23, 2012

101 E. Chesapeake Avenue, Suite 300, Baltimore, Maryland 21286
410-583-6990 FAX 410-583-7061
Website: www.Rowles.com

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Balance Sheets

December 31,	2011	2010	2009
Assets			
Cash and due from banks	$ 43,434,375	$ 14,325,266	$ 7,402,137
Interest bearing accounts	119,235	109,170	3,953,312
Federal funds sold	83,114	180,536	81,138
Total cash and cash equivalents	43,636,724	14,614,972	11,436,587
Time deposits in other banks	-	297,000	15,031,102
Investment securities available for sale	161,784,835	33,049,795	28,012,948
Investment securities held to maturity	-	21,736,469	5,806,507
Loans, less allowance for loan losses	539,297,666	299,606,430	265,008,669
Equity securities at cost	3,946,042	2,562,750	2,957,650
Premises and equipment	23,215,429	16,867,561	17,326,099
Accrued interest receivable	2,448,542	1,252,970	1,055,249
Prepaid income taxes	-	189,523	-
Deferred income taxes	7,244,029	265,551	178,574
Bank owned life insurance	16,416,566	8,703,175	8,422,879
Prepaid Pension	1,030,551	-	-
Other real estate owned	4,004,609	1,153,039	-
Goodwill	633,790	-	-
Core deposit intangible	4,418,892	-	-
Other assets	2,964,626	1,610,715	1,982,262
Total assets	$ 811,042,301	$ 401,909,950	$ 357,218,526
Liabilities and Stockholders' Equity			
Deposits			
Non-interest bearing	$ 170,138,329	$ 67,494,744	$ 40,883,419
Interest bearing	520,629,456	273,032,442	245,464,373
Total deposits	690,767,785	340,527,186	286,347,792
Short term borrowings	38,672,657	5,669,332	16,149,939
Long term borrowings	6,284,479	16,371,947	16,454,067
Accrued interest payable	397,211	434,656	517,889
Income taxes payable	475,687	-	175,543
Accrued pension	4,342,664	-	-
Other liabilities	1,605,180	1,248,079	941,165
Total liabilities	742,545,663	364,251,200	320,586,395
Stockholders' equity			
Common stock, par value $0.01 per share; authorized 15,000,000 shares; issued and outstanding 6,817,694 in 2011, 3,891,705 in 2010 and 3,862,364 in 2009	68,177	38,917	38,624
Additional paid-in capital	53,489,075	29,206,617	29,034,954
Retained earnings	12,093,742	7,535,268	6,498,446
Accumulated other comprehensive income	2,388,972	272,956	368,880
Total Old Line Bancshares, Inc. stockholders' equity	68,039,966	37,053,758	35,940,904
Non-controlling interest	456,672	604,992	691,227
Total stockholders' equity	68,496,638	37,658,750	36,632,131
Total liabilities and stockholders' equity	$ 811,042,301	$ 401,909,950	$ 357,218,526

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Statements of Income

Years Ended December 31,	2011	2010	2009
Interest revenue			
Loans, including fees	$ 28,432,701	$ 16,599,612	$ 15,304,608
U.S. Treasury securities	7,251	-	7,230
U.S. government agency securities	332,248	163,787	296,560
Mortgage backed securities	2,635,172	1,399,979	1,059,386
Municipal securities	745,369	79,758	84,797
Federal funds sold	6,087	7,255	1,148
Other	161,685	258,440	342,127
Total interest revenue	32,320,513	18,508,831	17,095,856
Interest expense			
Deposits	4,389,694	3,920,338	4,553,099
Borrowed funds	829,477	1,022,425	1,026,755
Total interest expense	5,219,171	4,942,763	5,579,854
Net interest income	27,101,342	13,566,068	11,516,002
Provision for loan losses	1,800,000	1,082,000	900,000
Net interest income after provision for loan losses	25,301,342	12,484,068	10,616,002
Non-interest revenue			
Service charges on deposit accounts	1,208,466	306,548	307,012
Gains on sales or calls of investment securities	140,149	-	158,551
Other than temporary impairment on equity securities	(123,039)	-	-
Earnings on bank owned life insurance	701,509	336,834	376,165
Gains on sales of other real estate owned	248,005	192,724	-
Other fees and commissions	566,187	515,896	978,039
Total non-interest revenue	2,741,277	1,352,002	1,819,767
Non-interest expense			
Salaries	7,755,401	4,681,679	4,037,027
Employee benefits	2,269,190	1,284,993	1,012,014
Occupancy	2,521,960	1,296,088	1,085,768
Equipment	609,597	416,094	354,531
Data processing	816,815	452,675	340,870
FDIC insurance and State of Maryland assessments	613,881	527,807	561,850
Merger and integration	574,321	574,369	-
Core deposit premium	584,024	-	-
Other operating	5,139,154	2,175,800	1,864,821
Total non-interest expense	20,884,343	11,409,505	9,256,881
Income before income taxes	7,158,276	2,426,565	3,178,888
Income taxes	1,926,624	996,750	1,055,522
Net income	5,231,652	1,429,815	2,123,366
Less: Net income (loss) attributable to the non-controlling interest	(148,319)	(72,849)	87,216
Net income attributable to Old Line Bancshares, Inc.	5,379,971	1,502,664	2,036,150
Preferred stock dividend and discount accretion	-	-	485,993
Net income available to common stockholders	$ 5,379,971	$ 1,502,664	$ 1,550,157
Basic earnings per common share	$ 0.86	$ 0.39	$ 0.40
Diluted earnings per common share	$ 0.86	$ 0.38	$ 0.40
Dividend per common share	$ 0.13	$ 0.12	$ 0.12

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Statements of Comprehensive Income

Years Ended December 31,	2011	2010	2009
Net income available to common stockholders	$ 5,379,971	$ 1,502,664	$ 1,550,157
Gross unrealized gain (loss)	3,531,262	(158,407)	(39,189)
Income tax (benefit)	1,392,906	(62,483)	(15,458)
Net unrealized gain (loss) on securities available for sale	2,138,356	(95,924)	(23,731)
Net gain (loss) on pension plan assets	(22,340)	-	-
Comprehensive net income available to common stockholders	$ 7,495,987	$ 1,406,740	$ 1,526,426
Comprehensive earnings per share	$ 1.20	$ 0.36	$ 0.40
Diluted earnings per share	$ 1.20	$ 0.36	$ 0.39

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

	Preferred stock & Warrants	Common stock Shares	Common stock Par value	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Non-controlling interest
Balance, December 31, 2008	7,005,025	3,862,364	$ 38,624	$ 28,838,810	$ 5,411,772	$ 392,611	$ 604,011
Net income attributable to Old Line Bancshares, Inc.	-	-	-	-	2,036,150	-	-
Unrealized loss on securities available for sale, net of income tax benefit of $15,458	-	-	-	-	-	(23,731)	-
Net income attributable to non-controlling interest	-	-	-	-	-	-	87,216
Stock based compensation awards	-	-	-	119,711	-	-	-
Common stock cash dividend $0.12 per share	-	-	-	-	(463,483)	-	-
Repayment of preferred stock and warrant	(7,301,433)	-	-	76,433	-	-	-
Preferred stock dividend and accretion	296,408	-	-	-	(485,993)	-	-
Balance, December 31, 2009	-	3,862,364	38,624	29,034,954	6,498,446	368,880	691,227
Net income attributable to Old Line Bancshares, Inc.	-	-	-	-	1,502,664	-	-
Unrealized loss on securities available for sale, net of income tax benefit of $62,443	-	-	-	-	-	(95,924)	-
Net income attributable to non-controlling interest	-	-	-	-	-	-	(72,849)
Distribution to minority member(s)	-	-	-	-	-	-	(13,386)
Stock based compensation awards	-	-	-	118,127	-	-	-
Common stock cash dividend $0.12 per share	-	-	-	-	(465,842)	-	-
Stock options exercised including tax benefit of $13,630	-	11,700	117	53,712	-	-	-
Restricted stock issued	-	17,641	176	(176)	-	-	-
Balance, December 31, 2010	-	3,891,705	38,917	29,206,617	7,535,268	272,956	604,992
Net income attributable to Old Line Bancshares, Inc.	-	-	-	-	5,379,971		-
Acquisition Maryland Bankcorp, Inc.	-	2,132,231	21,322	17,784,103	-	-	-
Unrealized gain on securities available for sale, net of income tax benefit of $1,392,906	-	-	-	-	-	2,138,356	-
Net loss, defined benefit pension plan	-	-	-	-	-	(22,340)	-
Net income attributable to non-controlling interest	-	-	-	-	-	-	(148,320)
Stock based compensation awards	-	-	-	132,661	-	-	-
Private placement-common stock	-	776,872	7,769	6,325,075	-	-	-
Common stock cash dividend $0.13 per share	-	-	-	-	(821,497)	-	-
Stock options exercised including tax benefit of $5,238	-	8,100	81	40,707	-	-	-
Restricted stock issued	-	8,786	88	(88)	-	-	-
Balance, December 31, 2011	-	6,817,694	$ 68,177	$ 53,489,075	$ 12,093,742	$ 2,388,972	$ 456,672

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Statements of Cash Flows

Years Ended December 31,	2011	2010	2009
Cash flows from operating activities			
Interest received	$ 32,808,300	$ 18,626,720	$ 17,125,737
Fees and commissions received	2,144,083	878,982	1,339,179
Interest paid	(5,317,398)	(5,025,996)	(5,687,411)
Cash paid to suppliers and employees	(17,822,081)	(9,805,184)	(12,328,485)
Income taxes paid	(227,269)	(1,386,310)	(1,073,097)
	11,585,635	3,288,212	(624,077)
Cash flows from investing activities			
Cash and cash equivalents of acquired bank	41,967,182	-	-
Net change in time deposits in other banks	297,000	14,734,102	(1,764,102)
Purchase of investment securities			
Held to maturity	-	(20,316,548)	-
Available for sale	(75,476,075)	(16,277,804)	(12,868,441)
Proceeds from disposal of investment securities			
Held to maturity at maturity or call	-	4,561,229	2,203,921
Held to maturity sold	514,079	-	-
Available for sale at maturity or call	32,115,702	10,575,564	10,197,347
Available for sale sold	10,133,054	-	4,243,654
Loans made, net of principal collected	(50,566,900)	(37,039,236)	(34,755,829)
Proceeds from sale of other real estate owned	434,141	415,893	-
Investment in improvements other real estate owned	(88,965)	-	-
Redemption (purchase) of equity securities	314,931	394,900	(831,100)
Purchase of premises, equipment and software	(2,994,210)	(349,195)	(5,642,201)
	(43,350,061)	(43,301,095)	(39,216,751)
Cash flows from financing activities			
Net increase (decrease) in			
Time deposits	(5,627,926)	(1,930,127)	40,266,481
Other deposits	58,362,525	56,109,521	14,650,671
Short term borrowings	13,609,325	(10,480,607)	(1,623,995)
Long term borrowings	(10,087,468)	(82,120)	(5,077,066)
Acquisition cash consideration	(1,022,413)	-	-
Proceeds from stock options exercised, including tax benefit	40,788	53,829	-
Private placement-common stock	6,332,844	-	-
Repurchase of preferred stock & warrants	-	-	(7,225,000)
Cash dividends paid-preferred stock	-	-	(213,888)
Cash dividends paid-common stock	(821,497)	(465,842)	(463,483)
Distrbutions to minority members	-	(13,386)	-
	60,786,178	43,191,268	40,313,720
Net increase (decrease) in cash and cash equivalents	29,021,752	3,178,385	472,892
Cash and cash equivalents at beginning of year	14,614,972	11,436,587	10,963,695
Cash and cash equivalents at end of year	$ 43,636,724	$ 14,614,972	$ 11,436,587

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Statements of Cash Flows

Years Ended December 31,	2011	2010	2009
Reconciliation of net income to net cash provided (used) by operating activities			
Net income	$ 5,231,652	$ 1,429,815	$ 2,123,366
Adjustments to reconcile net income to net cash provided (used) by operating activities			
Depreciation and amortization	1,098,268	807,733	699,345
Provision for loan losses	1,800,000	1,082,000	900,000
Amortization of intangible	584,024	-	-
Gain on sale of other real estate owned	(248,005)	(192,724)	-
Loss on sale of equipment	5,214	-	4,803
(Gain) loss on sale of securities	(140,149)	-	(158,551)
Amortization of premiums and discounts	820,085	332,343	92,791
Other than temporary impairment on equity securities	123,039	-	-
Deferred income taxes	(196,884)	(24,494)	(228,766)
Stock based compensation awards	132,661	118,127	119,711
Increase (decrease) in			
Accrued interest payable	(98,227)	(83,233)	(107,557)
Income taxes payable	475,687	(175,543)	175,543
Deferred loan fees net of costs	(265,714)	(16,733)	(99,222)
Other liabilities	(1,263,811)	306,914	(3,047,499)
Decrease (increase) in			
Accrued interest receivable	(66,584)	(197,721)	36,311
Bank owned life insurance	(209,040)	(280,296)	(326,840)
Prepaid income taxes	1,420,552	(189,523)	35,649
Prepaid pension	339,226	-	-
Other assets	2,043,641	371,547	(843,161)
	$ 11,585,635	$ 3,288,212	$ (624,077)

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Statements of Cash Flows

Years ended December 31,	2011	2010	2009
Supplemental Disclosure:			
Loans transferred to other real estate owned	$ 1,114,290	$ 1,376,208	$ -
Fair value of assets and liabilities from acquisition:			
Cash	$ 41,967,182	$ -	$ -
Investments	71,434,005	-	-
Loans	190,826,040	-	-
Restricted stock	1,575,184	-	-
Premises and equipment	4,457,086	-	-
Accrued interest	1,128,988	-	-
Prepaid assets	1,231,029	-	-
Deferred tax	8,174,501	-	-
Bank owned life insurance	7,504,351	-	
Prepaid pension costs	1,244,803	-	-
Other real estate owned	1,834,451	-	-
Core deposit intangible	5,002,917	-	-
Other assets	3,397,552	-	-
Deposits	(297,506,000)	-	-
Short term borrowings	(19,394,000)	-	-
Accrued interest payable	(60,782)	-	-
Accrued pension acquired	(3,330,390)	-	-
Other liabilities	(2,293,960)	-	-
Purchase price in excess of net assets acquired	633,790	-	-
Total	$ 17,826,747	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements

1. Summary of Significant Accounting Policies

Organization and Description of Business-Old Line Bancshares, Inc. (Bancshares) is the holding company for Old Line Bank (Bank). We provide a full range of banking services to customers located in Anne Arundel, Calvert, Charles, Prince George's and St. Mary's counties in Maryland and surrounding areas.

Basis of Presentation and Consolidation-The accompanying consolidated financial statements include the activity of Bancshares, its wholly owned subsidiary, Old Line Bank, and its majority owned membership interest in Pointer Ridge. We have eliminated all significant intercompany transactions and balances.

We report the non-controlling interests in Pointer Ridge separately in the consolidated balance sheets. We report the income of Pointer Ridge attributable to Bancshares from the date of our acquisition of majority interest on the consolidated statements of income.

Use of estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Cash and cash equivalents-For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, we purchase and sell federal funds for one day periods.

Time deposits in other banks-We record time deposits in other banks at cost. All time deposits in other banks mature within one year.

Investment securities-As we purchase securities, management determines if we should classify the securities as held to maturity, available for sale or trading. We record the securities which management has the intent and ability to hold to maturity at amortized cost which is cost adjusted for amortization of premiums and accretion of discounts to maturity. We classify securities which we may sell before maturity as available for sale and carry these securities at fair value with unrealized gains and losses included in stockholders' equity on an after tax basis. Management has not identified any investment securities as trading.

We record gains and losses on the sale of securities on the trade date and determine these gains or losses using the specific identification method. We amortize premiums and accrete discounts using the interest method.

Stock based compensation awards-We account for individual stock options under the fair value method of accounting using a Black-Scholes valuation model to measure stock based compensation expense at the date of grant. For the years ended December 31, 2011, 2010 and 2009, we recorded stock based compensation expense of $132,661, $118,127 and $119,711, respectively.

1. Summary of Significant Accounting Policies (Continued)

We may only recognize tax benefits for options that ordinarily will result in a tax deduction when the grant is exercised (non-qualified options). For the years ended December 31, 2010 and 2009 we recognized a tax benefit associated with the portion of the expense that was related to the issuance of non-qualified options of $10,124 and $8,298, respectively. There were no non-qualified options included in the expense calculation for the year ended December 31, 2011.

Premises and equipment-We record premises and equipment at cost less accumulated depreciation. Generally we compute depreciation using the straight line method over the estimated useful life of the assets.

Other real estate owned-We record real estate acquired through foreclosure at the lower of cost or fair market value on the date acquired. We charge losses incurred at the time of acquisition of the property to the allowance for loan losses. We include subsequent reductions in the estimated value of the property in non-interest expense.

Advertising-We expense advertising costs over the life of ad campaigns. We expense general purpose advertising as we incur it.

Loans and allowance for loan losses-We report loans at face value plus deferred origination costs, less deferred origination fees and the allowance for loan losses. We accrue interest on loans based on the principal amounts outstanding. We amortize origination fees and costs to income over the terms of the loans using an approximate interest method.

We discontinue the accrual of interest when any portion of the principal or interest is ninety days past due and collateral is insufficient to discharge the debt in full. Based on current information, we consider loans impaired when management determines that it is unlikely that the borrower will make principal and interest payments according to contractual terms. Generally, we do not review loans for impairment until we have discontinued the accrual of interest. We consider several factors in determining impairment including payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Generally, we do not classify loans that experience insignificant payment delays and payment shortfalls as impaired. Management determines the significance of payment delays and payment shortfalls on a case by case basis. We consider all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. We measure impairment on a loan by loan basis for commercial and real estate loans by determining either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. If it is doubtful that we will collect principal, we apply all payments to principal.

We collectively evaluate large groups of smaller balance homogeneous loans for impairment. Accordingly, we do not separately identify individual consumer and residential loans for impairment unless such loans are the subject of a restructuring agreement or the borrower has filed bankruptcy.

The allowance for loan losses represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans and other extensions of credit that may become uncollectible. Management bases its judgment in determining the adequacy of the allowance on evaluations of the collectibility of loans. Management takes into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrowers' ability to pay, overall portfolio quality, and review of specific problem areas. If the current economy or real estate market continues to suffer a severe downturn, we may need to increase the estimate for uncollectible accounts. We charge off loans which we deem uncollectible and deduct them from the allowance. We add recoveries on loans previously charged off to the allowance.

1. **Summary of Significant Accounting Policies (Continued)**

Income taxes-The provision for income taxes includes taxes payable for the current year and deferred income taxes. We determine deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which we expect the differences to reverse. If needed, we use a valuation allowance to reduce the deferred tax assets to the amount we expect to realize. We allocate tax expense and tax benefits to Bancshares and its subsidiaries based on their proportional share of taxable income.

Earnings per share-We determine basic earnings per common share by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding giving retroactive effect to stock dividends.

We calculate diluted earnings per common share by including the average dilutive common stock equivalents outstanding during the period. Dilutive common equivalent shares consist of stock options and warrants, calculated using the treasury stock method.

December 31,	2011	2010	2009
Weighted average number of shares	6,223,057	3,880,060	3,862,364
Dilutive average number of shares	30,841	23,517	7,102

Comprehensive income-Comprehensive income includes net income attributable to Bancshares and the unrealized gain (loss) on investment securities available for sale net of related income taxes and unrealized gain (loss) on the pension plan.

Reclassifications-We have made certain reclassifications to the 2010 and 2009 financial presentation to conform to the 2011 presentation.

Subsequent Events-We evaluated subsequent events after December 31, 2011 through March 23, 2012, the date this report was available to be issued. As outlined in Note 6. Loans, in February 2012, we sold at foreclosure the property that secured the promissory note on a non-accrual loan in the amount of $1,169,337. We anticipate ratification of the foreclosure will occur during the second quarter of 2012 and that we will receive approximately $966,000 from the sales proceeds and charge approximately $203,000 to the allowance for loan losses.

2. **Acquisition of Maryland Bankcorp, Inc.**

On April 1, 2011, Bancshares acquired Maryland Bankcorp, Inc. (Maryland Bankcorp) the parent company of Maryland Bank & Trust Company, N.A. (MB&T). We converted each share of common stock of Maryland Bankcorp into the right to receive, at the holder's election, $29.11 in cash or 3.4826 shares of Bancshares' common stock. We paid cash for any fractional shares of Bancshares' common stock and an aggregate cash consideration of $1.0 million. The total merger consideration was $18.8 million.

In connection with the acquisition, MB&T was merged with and into Old Line Bank, with Old Line Bank the surviving bank.

2. **Acquisition of Maryland Bankcorp, Inc. (Continued)**

As required by the acquisition method of accounting, we have adjusted the acquired assets and liabilities of Maryland Bankcorp to their estimated fair value on the date of acquisition and added them to those of Bancshares. Based on management's preliminary valuation of the fair value of tangible and intangible assets acquired and liabilities assumed, which we have based on estimates and assumptions that are subject to change, we have allocated the purchase price for Maryland Bankcorp as follows:

April 1, 2011		(000's)
Cash and cash equivalents	$	41,967
Investment securities		71,434
Loans		190,826
Restricted equity securities		1,575
Premises and equipment		4,457
Accrued interest receivable		1,129
Prepaid taxes		1,231
Deferred income taxes		8,175
Bank owned life insurance		7,504
Prepaid pension costs		1,245
Other real estate owned		1,834
Other assets		3,398
Deposits		(297,506)
Short term borrowings		(19,394)
Deferred compensation		(3,330)
Accrued expenses & liabilities		(2,355)
Net tangible assets acquired		12,190
Definite lived intangible assets acquired		5,003
Goodwill(1)		634
Net intangible assets acquired		5,637
Cash consideration		1,000
Total purchase price	$	18,827

(1) Within the measurement period, goodwill was increased $492,070 due to final measurement of liabilities associated with the acquisition.

2. Acquisition of Maryland Bankcorp, Inc. (Continued)

We have not included any provision for loan losses during the period for loans acquired from MB&T. In accordance with accounting for business combinations, we included the credit losses evident in the loans in the determination of the fair value of loans at the date of acquisition and eliminated the allowance for loan losses maintained by MB&T at acquisition date. The following table presents the fair value adjustments to the loans and other real estate owned:

Fair Value of Acquired
Loans & Other Real Estate Owned

Loan & Other Real Estate Owned Fair Value Adjustments	April 1, 2011	Accretion To Income	Other[1]	December 31, 2011
Gross Loans	$ 208,504,534	$ -	$ -	$ 150,290,449
Real estate loans	(16,845,440)	1,725,898	1,082,235	(14,037,307)
Commercial loans	(788,359)	150,497	8,640	(629,222)
Consumer loans	(44,694)	3,624	(2)	(41,072)
Total Fair Value Adjustments Loans	(17,678,493)	1,880,019	1,090,873	(14,707,601)
Fair Value of Acquired Loans	$ 190,826,041			$ 135,582,848
Other real estate owned	$ 5,394,870	$ -	$ -	$ 6,177,407
Fair value adjustments other real estate owned	(3,560,419)	344,425	(828,635)	(4,044,629)
Fair value other real estate owned	$ 1,834,451			$ 2,132,778

(1) Transferred, sold or charged off.

Prior to the end of the measurement period, April 1, 2012, if additional information becomes available which indicates the purchase price allocations require adjustments, we will include such adjustments in the purchase price allocation retrospectively.

2. Acquisition of Maryland Bankcorp, Inc. (Continued)

Core Deposit Intangible

Of the total estimated purchase price, we have allocated an estimate of $12.2 million to net tangible assets acquired and we have allocated $5.0 million to the core deposit intangible which is a definite lived intangible asset. We will amortize the core deposit intangible on an accelerated basis over its estimated useful life of 18 years as follows:

Years ended December 31,		Core Deposit Premium
2011	$	584,024
2012		727,422
2013		659,052
2014		590,682
2015		522,312
2016		453,941
2017		385,571
2018		317,201
2019		248,831
2020		177,935
2021		125,459
2022		88,601
2023		52,521
2024		26,794
2025		17,740
2026		13,010
2027		8,279
2028		3,105
2029		447
Total	$	5,002,927

We have allocated the remaining purchase price to goodwill. We will evaluate goodwill annually for impairment. The goodwill will not be deductible for tax purposes.

2. **Acquisition of Maryland Bankcorp, Inc. (Continued)**

Pro Forma Results

The following schedule includes consolidated statements of income data for the unaudited pro forma results for the periods ended December 31, 2011, 2010 and 2009 as if the MB&T acquisition had occurred as of the beginning of the periods presented (000's).

Years Ended December 31,	2011	2010	2009
Net interest income	$ 27,102	$ 28,441	$ 25,246
Other non-interest revenue	2,741	3,940	4,107
Total revenue	29,843	32,381	29,353
Provision expense	1,800	5,021	900
Other non-interest expense	20,812	26,256	23,543
Income before income taxes	7,231	1,104	4,910
Income tax expense	1,945	376	1,714
Net income	5,286	728	3,196
Less: Net income (loss attributable to the non-controlling interest)	(148)	(73)	87
Net income available to Old Line Bancshares, Inc.	5,434	801	3,109
Preferred stock dividend and discount accretion	-	-	486
Net income available to common stockholders	5,434	801	2,623
Basic earnings per share	$ 0.80	$ 0.14	$ 0.46
Diluted earnings per share	$ 0.79	$ 0.14	$ 0.46

We have presented the pro forma financial information for illustrative purposes only and it is not necessarily indicative of the financial results of the combined companies if we had actually completed the acquisition at the beginning of the periods presented, nor does it indicate future results for any other interim or full year period. Pro forma basic and diluted earnings per common share were calculated using Bancshares' actual weighted average shares outstanding for the periods presented, plus the incremental shares issued, assuming the acquisition occurred at the beginning of the periods presented.

The following is an outline of the expenses that we have incurred during the years ended December 31, 2010 and 2011 in conjunction with the merger:

Years ended December 31,	2011	2010
Data processing	$ 64,811	$ 132,500
Salaries	203,600	96,729
MB&T Director Compensation	87,500	-
Advisory & legal fees	218,410	345,140
	$ 574,321	$ 574,369

3. **Cash and Equivalents**

The Bank may carry balances with other banks that exceed the federally insured limit. The average balance exceeded the federally insured limit by $11,327,498 in 2011, by $13,403,045 in 2010 and by $11,263,538 in 2009. The Bank also sells federal funds on an unsecured basis to the same banks. The average balance sold was $4,511,838, $2,720,879 and $458,457 in 2011, 2010 and 2009, respectively. Federal banking regulations require banks to carry non-interest bearing cash reserves at specified percentages of deposit balances. The Bank's normal amount of cash on hand and on deposit with other banks is sufficient to satisfy the reserve requirements.

4. **Investment Securities**

Investment securities are summarized as follows:

December 31, 2011	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available for sale				
U.S. treasury	$ 1,247,889	$ 8,361	$ -	$ 1,256,250
U.S. government agency	25,998,568	112,040	(19,537)	26,091,071
Municipal securities	33,753,049	1,396,859	(7,915)	35,141,993
Mortgage backed	96,803,309	2,557,430	(65,218)	99,295,521
	$ 157,802,815	$ 4,074,690	$ (92,670)	$ 161,784,835
December 31, 2010				
Available for sale				
U. S. government agency	$ 3,716,858	$ 90,881	$ (3,942)	$ 3,803,797
Municipal securities	1,302,630	24,746	(169)	1,327,207
Mortgage backed	27,579,549	519,919	(180,677)	27,918,791
	$ 32,599,037	$ 635,546	$ (184,788)	$ 33,049,795
Held to maturity				
Municipal securities	$ 983,783	$ 11,569	$ (39,568)	$ 955,784
Mortgage backed	20,752,686	290,747	(33,636)	21,009,797
	$ 21,736,469	$ 302,316	$ (73,204)	$ 21,965,581
December 31, 2009				
Available for sale				
U. S. government agency	$ 7,133,657	$ 171,946	$ (14,928)	$ 7,290,675
Municipal securities	2,253,107	36,759	(14,294)	2,275,572
Mortgage backed	18,017,019	429,682	-	18,446,701
	$ 27,403,783	$ 638,387	$ (29,222)	$ 28,012,948
Held to maturity				
Municipal securities	300,779	2,714	-	303,493
Mortgage backed	5,505,728	267,544	-	5,773,272
	$ 5,806,507	$ 270,258	$ -	$ 6,076,765

4. **Investment Securities (Continued)**

The table below summarizes investment securities with unrealized losses and the length of time the securities have been in an unrealized loss position as of December 31, 2011:

December 31, 2011	Fair value	Unrealized losses
Unrealized losses less than 12 months		
U.S. government agency	$ 7,929,685	$ 19,537
Municipal securities	492,085	7,915
Mortgage backed	6,802,945	65,218
Total unrealized losses less than 12 months	15,224,715	92,670
Unrealized losses greater than 12 months		
U.S. government agency	-	-
Municipal securities	-	-
Mortgage backed	-	-
Total unrealized losses greater than 12 months	-	-
Total unrealized losses		
U.S. government agency	7,929,685	19,537
Municipal securities	492,085	7,915
Mortgage backed	6,802,945	65,218
Total unrealized losses	$ 15,224,715	$ 92,670

We consider all unrealized losses on securities as of December 31, 2011 to be temporary losses because we will redeem each security at face value at or prior to maturity. We have the ability and intent to hold these securities until recovery or maturity. As of December 31, 2011, we do not have the intent to sell any of the securities classified as available for sale and believe that it is more likely than not that we will not have to sell any such securities before a recovery of cost. In most cases, market interest rate fluctuations cause a temporary impairment in value. We expect the fair value to recover as the investments approach their maturity date or repricing date or if market yields for these investments decline. We do not believe that credit quality caused the impairment in any of these securities. Because we believe these impairments are temporary, we have not realized any loss in our consolidated statement of income.

During the year ended December 31, 2011, we received $17,716,257 in proceeds from sales or calls of investment securities resulting in gross realized gains of $140,149. We did not sell any investment securities during the year ended December 31, 2010. During 2009, we received $4,243,654 in proceeds from the sale of investment securities and recorded gross realized gains of $158,551 from the sale of available for sale securities.

As a result of the acquisition of Maryland Bankcorp, we determined that it was appropriate to evaluate the investment portfolio to ensure that the acquired securities met our criteria and provided adequate liquidity. This analysis indicated that it was prudent to reposition the portfolio and as a result we elected to sell a held to maturity security during the second quarter of 2011. We received total proceeds of $514,079 from this sale. At the time of sale, the book value of this security was $488,457 and we recorded a gain of $25,622. As required by accounting guidance, we subsequently reclassified all securities classified as held to maturity to available for sale.

4. **Investment Securities (Continued)**

At the time of the transfer to available for sale, the book value of the held to maturity securities was $19,962,205 and the market value was $20,779,758. Accordingly, we recorded an increase to accumulated other comprehensive of $417,553.

Contractual maturities and pledged securities at December 31, 2011, 2010 and 2009, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. We classify mortgage backed securities based on maturity date. However, the Bank receives payments on a monthly basis. We have pledged securities to customers who have funds invested in overnight repurchase agreements and deposits.

	Available for Sale		*Held to Maturity*	
December 31, 2011	Amortized cost	Fair value	Amortized cost	Fair value
Maturing				
Within one year	$ 1,259,229	$ 1,280,872	$ -	$ -
Over one to five years	19,052,724	19,138,115	-	-
Over five to ten years	28,684,389	29,502,002	-	-
Over ten years	108,806,473	111,863,846	-	-
	$157,802,815	$161,784,835	$ -	$ -
Pledged securities	$ 34,530,023	$ 35,550,747	$ -	$ -
December 31, 2010				
Maturing				
Within one year	$ 1,009,341	$ 1,041,750	$ -	$ -
Over one to five years	1,992,780	2,078,874	302,084	305,385
Over five to ten years	12,034,769	12,202,523	6,784,476	7,005,706
Over ten years	17,562,147	17,726,648	14,649,909	14,654,490
	$ 32,599,037	$ 33,049,795	$ 21,736,469	$ 21,965,581
Pledged securities	$ -	$ -	$ -	$ -
December 31, 2009				
Maturing				
Within one year	$ 1,644,598	$ 1,663,512	$ -	$ -
Over one to five years	4,440,360	4,621,900	99,927	100,210
Over five to ten years	8,567,790	8,760,477	2,279,892	2,373,515
Over ten years	12,751,035	12,967,059	3,426,688	3,603,040
	$ 27,403,783	$ 28,012,948	$ 5,806,507	$ 6,076,765
Pledged securities	$ -	$ -	$ -	$ -

5. Credit Commitments

The Bank is party to financial instruments with off balance sheet risk in the normal course of business in order to meet the financing needs of customers. These financial instruments include commitments to extend credit, available credit lines and standby letters of credit.

December 31,	2011	2010	2009
Commitments to extend credit and available credit lines:			
Commercial	$ 46,966,082	$ 34,484,923	$ 21,153,839
Construction	21,397,858	11,512,287	14,573,064
Consumer	13,195,158	7,256,092	9,014,671
	$ 81,559,098	$ 53,253,302	$ 44,741,574
Standby letters of credit	$ 8,226,104	$ 7,900,689	$ 3,882,806

Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition to the contract. Loan commitments generally have fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates and fixed expiration dates. Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time. Letters of credit are commitments issued to guarantee the performance of a customer to a third party.

The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. Management is not aware of any accounting loss it would incur by funding its outstanding commitments.

6. Loans

Major classifications of loans are as follows:

December 31,	2011	2010	2009
Real estate			
Commercial	$ 273,101,082	$ 153,526,907	$ 124,002,072
Construction	51,662,538	24,377,690	30,872,499
Residential	96,723,708	27,081,399	23,350,018
Commercial	107,125,895	83,523,056	74,174,400
Consumer	13,674,025	13,079,878	14,622,153
	542,287,248	301,588,930	267,021,142
Allowance for loan losses	(3,741,271)	(2,468,476)	(2,481,716)
Deferred loan costs, net	751,689	485,976	469,243
	$ 539,297,666	$ 299,606,430	$ 265,008,669

6. Loans (Continued)

Credit Policies and Administration
We have adopted a comprehensive lending policy, which includes stringent underwriting standards for all types of loans. We have designed our underwriting standards to promote a complete banking relationship rather than a transactional relationship. In an effort to manage risk, prior to funding, the loan committee consisting of the Executive Officers and seven members of the Board of Directors must approve by a majority vote all credit decisions in excess of a lending officer's lending authority. Management believes that it employs experienced lending officers, secures appropriate collateral and carefully monitors the financial condition of its borrowers and loan concentrations.

In addition to the internal business processes employed in the credit administration area, the Bank retains an outside independent firm to review the loan portfolio. This firm performs a detailed annual review and an interim update. We use the results of the firm's report to validate our internal rating and we review the commentary on specific loans and on our loan administration activities in order to improve our operations. Many of the loans acquired do not comply with underwriting standards that we maintain. Accordingly, during our due diligence process, we evaluated these loans using our underwriting standards and discounted the book value of these loans. This discounted book value was subsequently incorporated into our initial purchase price.

Commercial Real Estate Loans
We finance commercial real estate for our clients, for owner occupied and investment properties. We will generally finance owner occupied commercial real estate at a maximum loan to value of 85% and investor real estate at a maximum loan to value of 75%. Our underwriting policies and processes focus on the clients' ability to repay the loan as well as an assessment of the underlying real estate. Our underwriting generally includes an analysis of the borrower's capacity to repay, the current collateral value, a cash flow analysis and review of the character of the borrower and current and prospective conditions in the market. We view these loans primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan.

Commercial real estate lending entails significant risks. Risks inherent in managing our commercial real estate portfolio relate to sudden or gradual drops in property values as well as changes in the economic climate that may detrimentally impact the borrower's ability to repay. We attempt to mitigate these risks by carefully underwriting these loans. We also generally require the personal or corporate guarantee(s) of the owners and/or occupant(s) of the property. For loans of this type in excess of $250,000, we monitor the financial condition and operating performance of the borrower through a review of annual tax returns and updated financial statements. In addition, we meet with the borrower and/or perform site visits as required.

Management tracks all loans secured by commercial real estate. With the exception of loans to the hospitality industry, the properties secured by commercial real estate are diverse in terms of type. This diversity helps to reduce our exposure to economic events that affect any single market or industry. As a general rule, we avoid financing single purpose properties unless other underwriting factors are present to help mitigate the risk. As previously mentioned, we have a concentration in the hospitality industry. At December 31, 2011, we had approximately $54.0 million of commercial real estate loans outstanding to the hospitality industry. An individual review of these loans indicates that they generally have a low loan to value, more than acceptable existing or projected cash flow, are to experienced operators and are generally dispersed throughout the region.

Real Estate Construction Loans
This segment of our portfolio consists of funds advanced for construction of single family residences, multi-family housing and commercial buildings. These loans generally have short durations, meaning

maturities typically of nine months or less. Residential houses, multi-family dwellings and commercial buildings under construction and the underlying land for which the loan was obtained secure the construction loans. The vast majority of these loans are concentrated in our primary market area.

Construction lending also entails significant risk. These risks involve larger loan balances concentrated with single borrowers with funds advanced upon the security of the land or the project under construction. An appraisal of the property estimates the value of the project prior to completion of construction. Thus, it is more difficult to accurately evaluate the total loan funds required to complete a project and related loan to value ratios. To mitigate the risks, we generally limit loan amounts to 80% or less of appraised values and obtain first lien positions on the property. We generally only offer real estate construction financing to experienced builders, commercial entities or individuals who have demonstrated the ability to obtain a permanent loan "take-out". We also perform a complete analysis of the borrower and the project under construction. This analysis includes a review of the cost to construct, the borrower's ability to obtain a permanent "take-out", the cash flow available to support the debt payments and construction costs in excess of loan proceeds, and the value of the collateral. During construction, we advance funds on these loans on a percentage of completion basis. We inspect each project as needed prior to advancing funds during the term of the construction loan.

Residential Real Estate Loans
We offer a variety of consumer oriented residential real estate loans including home equity lines of credit, home improvement loans and first or second mortgages on investment properties. Our residential loan portfolio consists of a diverse client base. Although most of these loans are in our primary market area, the diversity of the individual loans in the portfolio reduces our potential risk. Usually, we secure our residential real estate loans with a security interest in the borrower's primary or secondary residence with a loan to value not exceeding 85%. Our initial underwriting includes an analysis of the borrower's debt/income ratio which generally may not exceed 40%, collateral value, length of employment and prior credit history. We do not originate any subprime residential real estate loans.

Commercial Business Lending
Our commercial business lending consists of lines of credit, revolving credit facilities, accounts receivable financing, term loans, equipment loans, SBA loans, standby letters of credit and unsecured loans. We originate commercial business loans for any business purpose including the financing of leasehold improvements and equipment, the carrying of accounts receivable, general working capital, and acquisition activities. We have a diverse client base and we do not have a concentration of these types of loans in any specific industry segment. We generally secure commercial business loans with accounts receivable, equipment, deeds of trust and other collateral such as marketable securities, cash value of life insurance and time deposits at Old Line Bank.

Commercial business loans generally depend on the success of the business for repayment. They may also involve high average balances, increased difficulty monitoring and a high risk of default. To help manage this risk, we typically limit these loans to proven businesses and we generally obtain appropriate collateral and personal guarantees from the borrower's principal owners and monitor the financial condition of the business. For loans in excess of $250,000, monitoring generally includes a review of the borrower's annual tax returns and updated financial statements.

6. Loans (Continued)

Consumer Installment Lending

We offer various types of secured and unsecured consumer loans. We make consumer loans for personal, family or household purposes as a convenience to our customer base. However, these loans are not a focus of our lending activities. As a general guideline, a consumer's total debt service should not exceed 40% of his or her gross income. The underwriting standards for consumer loans include a determination of the applicant's payment history on other debts and an assessment of his or her ability to meet existing obligations and payments on the proposed loan.

Consumer loans are risky because they are unsecured or rapidly depreciating assets secure these loans. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because of the greater likelihood of damage, loss or depreciation. Consumer loan collections depend on the borrower's continuing financial stability. If a borrower suffers personal financial difficulties, the consumer may not repay the loan. Also, various federal and state laws, including bankruptcy and insolvency laws, may limit the amount we can recover on such loans.

Concentrations of Credit

Most of our lending activity occurs within the state of Maryland within the suburban Washington, D.C. market area in Anne Arundel, Calvert, Charles, Prince George's and St. Mary's counties. The majority of our loan portfolio consists of commercial real estate loans and commercial and industrial loans. As of December 31, 2011, 2010 and 2009, the only industry in which we had a concentration of loans was the hospitality industry, as previously mentioned.

Non-Accrual and Past Due Loans

We consider loans past due if the borrower has not paid the required principal and interest payments when due. Management generally classifies loans as non-accrual when it does not expect collection of full principal and interest under the original terms of the loan or payment of principal or interest has become 90 days past due. When we classify a loan as non-accrual, we no longer accrue interest on such loan and we reverse any interest previously accrued but not collected. We will generally restore a non-accrual loan to accrual status when the borrower brings delinquent principal and interest payments current and we expect to collect future monthly principal and interest payments. We recognize interest on non-accrual legacy loans only when received. We originally recorded acquired non-accrual loans at fair value upon acquisition. We expect to fully collect the carrying value of these loans. Therefore, as provided for under ASC 310-30, we recognize interest income on acquired non-accrual loans through the accretion of the difference between the carrying value of these loans and expected cash flows.

We consider a loan a troubled debt restructuring when we conclude that both of the following conditions exist: the restructuring constitutes a concession and the debtor is experiencing financial difficulties.

6. Loans (Continued)

The table below presents a breakdown of the recorded book balance of non-performing loans and accruing past due loans at December 31, 2011.

Non-Accrual and Past Due Loans and Troubled Debt Restructurings
Recorded Book Balance
December 31, 2011

	Legacy			Acquired		
	# of Borrowers	Account Balance	Interest Not Accrued	# of Borrowers	Account Balance	Interest Not Accrued
Real Estate						
Commercial		$ -	$ -	7	$ 2,288,900	$ 1,164,630
Construction	1	1,169,337	212,484	2	1,184,146	255,560
Residential		-	-	4	1,019,942	241,093
Commercial	1	77,975	1,735	4	90,039	33,041
Consumer		-	-		-	-
Total non-performing loans	2	$ 1,247,312	$ 214,219	17	$ 4,583,027	$ 1,694,324
Accruing past due loans:						
30-59 days past due						
Real estate	1	421,805		3	474,651	
Commercial		-			-	
Consumer		-		16	22,698	
Total 30-59 days past due	1	421,805		19	497,349	
60-89 days past due						
Real estate	2	311,762		2	338,431	
Commercial	1	11,043			-	
Consumer		-		1	3,494	
Total 60-89 days past due	3	322,805		3	341,925	
90 or more days past due						
Consumer	1	34,370			-	
Total accruing past due loans	5	778,980		22	839,274	
Accruing Troubled Debt Restructurings						
Real Estate	3	$ 5,037,879			$ -	
Consumer	1	142,671		2	154,088	
Total Accruing Troubled Debt Restructurings	4	$ 5,180,550		2	$ 154,088	

6. Loans (Continued)

The tables below present the contract amount due of the non-accrual loans at December 31, 2011.

Non-Accrual and Past Due Loans and Troubled Debt Restructurings
Contract Amount
December 31, 2011

	Legacy			Acquired		
	# of Borrowers	Contract Balance	Interest Not Accrued	# of Borrowers	Contract Balance	Interest Not Accrued
Real Estate						
Commercial		$ -	$ -	7	$ 6,417,444	$ 1,164,630
Construction	1	1,616,317	212,484	2	2,815,452	255,560
Residential		-	-	4	2,606,151	241,093
Commercial	1	77,975	1,735	4	327,414	33,041
Consumer		-	-		-	-
Total non-performing loans	2	$ 1,694,292	$ 214,219	17	$ 12,166,461	$ 1,694,324

6. Loans (Continued)

The tables below presents a breakdown of the non-performing legacy loans and accruing legacy past due loans at December 31, 2010 and 2009, respectively.

Legacy
Non-Accrual and Past Due Loans

December 31,	2010			2009		
	# of Borrowers	Account Balance	Interest Not Accrued	# of Borrowers	Account Balance	Interest Not Accrued
Real Estate						
Commercial	2	$ 2,426,608	$ 314,804	3	$ 1,586,499	$ 190,701
Construction		-	-		-	-
Residential		-	-		-	-
Commercial		-	-		-	-
Consumer	1	284,011	3,728		-	-
Total non-performing loans	3	$ 2,710,619	$ 318,532	3	$ 1,586,499	$ 190,701
Accruing past due loans:						
30-89 days past due		$ -		2	$ 581,018	
90 or more days past due		-			-	
Total accruing past due loans		$ -		2	$ 581,018	

Non-accrual legacy loans

At December 31, 2011, two non-accrual legacy loans totaling $1,247,312 were past due and classified as non-accrual. The first loan in the amount of $1,169,337 is a residential land acquisition and development loan secured by real estate and described below. At December 31, 2011, the non-accrued interest on this loan was $212,484, none of which was included in interest income. The borrower and guarantor on this loan have filed bankruptcy. During the 1st quarter of 2011, we charged $446,980 to the allowance for loan losses and reduced the balance on this loan from $1,616,317 to $1,169,337. We have an additional $65,000 of the allowance for loan losses specifically allocated to this loan. We had identified a potential buyer for this note who had agreed to purchase it at a price slightly lower than the current carrying value. In October of 2011, the prospective purchaser of the promissory note rescinded his offer. In February 2012, the property that secures the promissory note was sold at foreclosure for an amount less than our carrying fair value. We anticipate ratification of the foreclosure will occur during the second quarter of 2012 and that we will receive approximately $966,000 from the sales proceeds and charge approximately $203,000 to the allowance for loan losses.

The second loan is a commercial loan secured by a blanket lien on the borrower's assets and a second deed of trust on the guarantors' personal residence. The borrower has ceased operations and the collateral has no value. In the first quarter of 2012, we charged the entire balance due to the allowance for loan losses and have filed a judgment against the guarantors. At December 31, 2011, we had allocated the entire loan balance to the allowance for loan losses.

At December 31, 2010, we had three loans totaling $2,710,619 past due and classified as non-accrual. The first loan in the amount of $810,291 is the same loan that we previously reported in our December 31, 2009 and December 31, 2008 financial statements. At December 31, 2010, we had obtained a "lift

6. Loans (Continued)

stay" on the property and were awaiting ratification of foreclosure. We received this ratification in January 2011 and transferred this property to other real estate owned. At December 31, 2010, the non-accrued interest on this loan was $212,937.

The second loan in the amount of $1,616,317 is the residential acquisition and development loan secured by real estate discussed above. At December 31, 2010, we considered this loan impaired and had allocated $450,000 of the allowance for loan losses to this loan. At December 31, 2010, the interest not accrued on this loan was $101,867.

The third loan at December 31, 2010 was a luxury boat loan in the amount of $284,011. The borrower on this loan has also filed bankruptcy. At December 31, 2010, the interest not accrued on this loan was $3,728. During the 1st quarter of 2011, we repossessed the boat, charged $47,261 to the allowance for loan losses and recorded the remaining balance of $236,750 as repossessed property in other assets. During the 4th quarter of 2011, we sold this boat and recorded a loss in other operating expense of $120,741 on the sale.

At December 31, 2009, we had three loans totaling $1,586,499 past due and classified as non-accrual. The first loan is the same loan that we reported in our December 31, 2008 financial statements. During 2009, we received $40,384 in payments on this loan and the current balance is $810,291. In October 2009, the borrower re-entered bankruptcy under Chapter 11 of the United States Bankruptcy Code. As outlined above, in 2010, we obtained a "lift stay" on the commercial property that secures this loan and proceeded with foreclosure.

Acquired impaired loans

As outlined in Note 2-Acquisition of Maryland Bankcorp, Inc., loans acquired in an acquisition are recorded at estimated fair value on their purchase date with no carryover of the related allowance for loan and lease losses. In determining the estimated fair value of these loans, we considered a number of factors including the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, net present value of cash flows we expect to receive, among others. As required, we accounted for these acquired loans in accordance with guidance for certain loans acquired in a transfer, when the loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the acquirer will not collect all contractually required principal and interest payments. The difference between contractually required payments and cash flows we expect to collect is the non-accretable difference. Subsequent negative differences to the expected cash flows will generally result in an increase in the non-accretable difference which would increase our provision expense and decrease net interest income. Subsequent collection of payments on these loans will cause an increase in cash flows that will result in a reduction to the non-accretable difference, which would increase interest revenue. At December 31, 2011, the contract value of the acquired impaired loans (including non-accrual loans) was $31,927,256. The fair value adjustments applied to these loans was $15,589,151. The fair value of these loans (recorded book value) was $16,338,106.

Non-accrual acquired loans

At December 31, 2011, we had 22 non-accrual acquired loans to 17 borrowers with a recorded total fair value of $4,583,027 and a total contract amount due of $12,166,461. The non-accrued interest on these loans at December 31, 2011 was $1,694,324. As outlined above, at acquisition, we marked these loans to fair value and carry no related allowance for loan losses.

6. Loans (Continued)

Credit Quality Indicators
We review the adequacy of the allowance for loan losses at least quarterly. Our review includes evaluation of impaired loans as required by ASC Topic 310-*Receivables,* and ASC Topic 450 *Contingencies.* Also, incorporated in determining the adequacy of the allowance is guidance contained in the SEC's SAB No. 102, *Loan Loss Allowance Methodology and Documentation;* the Federal Financial Institutions Examination Council's Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions, and the Interagency Policy Statement on the Allowance for Loan and Lease Losses provided by the Office of the Comptroller of the Currency, Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation, National Credit Union Administration and Office of Thrift Supervision.

We base the evaluation of the adequacy of the allowance for loan losses upon loan categories. We categorize loans as installment and other consumer loans (other than boat loans), boat loans, real estate loans and commercial loans. We further divide commercial and real estate loans by risk rating and apply loss ratios by risk rating, to determine estimated loss amounts. We evaluate delinquent loans and loans for which management has knowledge about possible credit problems of the borrower or knowledge of problems with collateral separately and assign loss amounts based upon the evaluation.

We determine loss ratios for installment and other consumer loans and real estate loans based upon a review of prior 18 months delinquency trends for the category, the three year loss ratio for the category, peer group loss ratios and industry standards.

With respect to commercial loans, management assigns a risk rating of one through eight as follows:

- Risk rating 1 (Highest Quality) is normally assigned to investment grade risks, meaning that level of risk is associated with entities having access (or capable of access) to the public capital markets and the loan underwriting in question conforms to the standards of institutional credit providers. We also include in this category loans with a perfected security interest in U.S. government securities, investment grade government sponsored entities' bonds, investment grade municipal bonds, insured savings accounts, and insured certificates of deposits drawn on high quality financial institutions.

- Risk rating 2 (Good Quality) is normally assigned to a loan with a sound primary and secondary source of repayment. The borrower may have access to alternative sources of financing. This loan carries a normal level of risk, with minimal loss exposure. The borrower has the ability to perform according to the terms of the credit facility. Cash flow coverage is greater than 1.25:1 but may be vulnerable to more rapid deterioration than the higher quality loans. We may also include loans secured by high quality traded stocks, lower grade municipal bonds and uninsured certificates of deposit.

  Characteristics of such credits should include: (a) sound primary and secondary repayment sources; (b) strong debt capacity and coverage; (c) good management in all key positions. A credit secured by a properly margined portfolio of marketable securities, but with some portfolio concentration, also would qualify for this risk rating. Additionally, individuals with significant liquidity, low leverage and a defined source of repayment would fall within this risk rating.

6. **Loans (Continued)**

- Risk rating 3 (Acceptable Quality) is normally assigned when the borrower is a reasonable credit risk and demonstrates the ability to repay the debt from normal business operations. Risk factors may include reliability of margins and cash flows, liquidity, dependence on a single product or industry, cyclical trends, depth of management, or limited access to alternative financing sources. Historic financial information may indicate erratic performance, but current trends are positive. Quality of financial information is adequate, but is not as detailed and sophisticated as information found on higher graded loans. If adverse circumstances arise, they may significantly impact the borrower. We classify many small business loans in this category unless deterioration occurs or we believe the loan requires additional monitoring, such as construction loans, asset based (accounts receivable/inventory) loans, and Small Business Administration (SBA) loans.

- Risk rating 4 (Pass/Watch)These loans exhibit all the characteristics of a loan graded as a "3" with the exception that there is a greater than normal concern that an external factor may impact the viability of the borrower at some later date; or that the Bank is uncertain because of the lack of financial information available. We will generally grant this risk rating to credits that require additional monitoring such as construction loans, SBA loans and other loans deemed in need of additional monitoring.

- Risk ratings 5 (Special Mention) is assigned to risks in need of close monitoring. These are defined as classified assets. Loans generally in this category may have either inadequate information, lack sufficient cash flow or some other problem that requires close scrutiny. The current worth and debt service capacity of the borrower or of any pledged collateral are insufficient to ensure repayment of the loan. These risk ratings may also apply to an improving credit previously criticized but some risk factors remain. All loans in this classification or below should have an action plan.

- Risk rating 6 (Substandard) is assigned to loans where there is insufficient debt service capacity. These obligations, even if apparently protected by collateral value, have well defined weaknesses related to adverse financial, managerial, economic, market, or political conditions that have clearly jeopardized repayment of principal and interest as originally intended. There is also the possibility that the bank will sustain some future loss if the weaknesses are not corrected. Clear loss potential, however, does not have to exist in any individual loan we may classify as substandard.

- Risk rating 7 (Doubtful) corresponds to the doubtful asset categories defined by regulatory authorities. A loan classified as doubtful has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full improbable. The possibility of loss is extremely high, but because of certain important and reasonable specific pending factors that may work to strengthening of the asset we have deferred its classification as loss until we may determine a more exact status and estimation of the potential loss.

- Risk rating 8 (Loss) is assigned to charged off loans. We consider assets classified as loss as uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has no recovery value, but that it is not practical to defer writing off the worthless assets, even though partial recoveries may occur in the future. We charge off assets in this category.

6. **Loans (Continued)**

We charge off loans that management has identified as losses. We consider suggestions from our external loan review firm and bank examiners when determining which loans to charge off. We automatically charge off consumer loan accounts based on regulatory requirements. The following table outlines the allocation of allowance for loan losses by risk rating.

	Account Balance December 31, 2011	Allocation of Allowance for Loan Losses 2011
Risk Rating		
Pass (1-4)	$ 517,010,521	$ 3,219,376
Special Mention (5)	11,090,344	320,241
Substandard (6)	14,186,383	201,654
Doubtful (7)	-	-
Loss (8)	-	-
Total	$ 542,287,248	$ 3,741,271

Risk Rating	Account Balance December 31, 2010	Allocation of Allowance for Loan Losses December 31, 2010
Pass (1-4)		
Special Mention (5)	$ 281,901,972	$ 1,529,356
Substandard (6)	13,777,303	489,120
Doubtful (7)	5,909,655	450,000
Loss (8)	-	-
Total	-	-
	$ 301,588,930	$ 2,468,476

Risk Rating	Account Balance December 31, 2009	Allocation of Allowance for Loan Losses December 31, 2009
Pass (1-4)		
Special Mention (5)	$ 247,573,949	$ 884,877
Substandard (6)	11,658,809	846,839
Doubtful (7)	7,788,384	750,000
Loss (8)	-	-
Total	-	-
	$ 267,021,142	$ 2,481,716

6. Loans (Continued)

The following table details activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2011 and 2010. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

December 31, 2011	Real Estate	Commercial	Boats	Other Consumer	Total
Beginning balance	$ 1,748,122	$ 417,198	$ 294,723	$ 8,433	$ 2,468,476
Provision for loan losses	967,036	384,642	317,778	130,544	1,800,000
Recoveries	13,701	154,523	-	66,834	235,058
	2,728,859	956,363	612,501	205,811	4,503,534
Loans charged off	(605,791)	(34,053)	(47,261)	(75,158)	(762,263)
Ending Balance	$ 2,123,068	$ 922,310	$ 565,240	$ 130,653	$ 3,741,271
Amount allocated to:					
Loans individually evaluated for impairment with specific allocation	$ 175,117	$ 136,654	$ 70,000	$ -	$ 381,771
Loans collectively evaluated for impairment	1,947,951	785,656	495,240	130,653	3,359,500
Ending balance	$ 2,123,068	$ 922,310	$ 565,240	$ 130,653	$ 3,741,271

December 31, 2010	Real Estate	Commercial	Boats	Other Consumer	Total
Beginning balance	$ 1,845,126	$ 544,854	$ 81,417	$ 10,319	$ 2,481,716
Provision for loan losses	857,818	9,495	213,306	1,381	1,082,000
Recoveries	3,650	-	-	927	4,577
	2,706,594	554,349	294,723	12,627	3,568,293
Loans charged off	(958,472)	(137,151)	-	(4,194)	(1,099,817)
Ending Balance	$ 1,748,122	$ 417,198	$ 294,723	$ 8,433	$ 2,468,476
Amount allocated to:					
Loans individually evaluated for impairment	$ 450,000	$ -	$ -	$ -	$ 450,000
Loans collectively evaluated for impairment	1,298,122	417,198	294,723	8,433	2,018,476
Ending balance	$ 1,748,122	$ 417,198	$ 294,723	$ 8,433	$ 2,468,476

6. **Loans (Continued)**

The following table details activity in the allowance for loan losses by portfolio segment for the year ended December 31, 2009. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

December 31, 2009	Real Estate	Commercial	Boats	Other Consumer	Total
Beginning balance	$ 1,348,850	$ 526,600	$ 94,910	$ 13,391	$ 1,983,751
Provision for loan losses	841,101	18,254	36,507	4,138	900,000
Recoveries	-	-	-	-	-
	2,189,951	544,854	131,417	17,529	2,883,751
Loans charged off	(344,825)	-	(50,000)	(7,210)	(402,035)
Ending Balance	$ 1,845,126	$ 544,854	$ 81,417	$ 10,319	$ 2,481,716
Amount allocated to:					
Loans individually evaluated for impairment	$ 750,000	$ -	$ -	$ -	$ 750,000
Loans collectively evaluated for impairment	1,095,126	544,854	81,417	10,319	1,731,716
Ending balance	$ 1,845,126	$ 544,854	$ 81,417	$ 10,319	$ 2,481,716

6. **Loans (Continued)**

Our recorded investment in loans as of December 31, 2011, 2010 and 2009 related to each balance in the allowance for possible loan losses by portfolio segment and disaggregated on the basis of our impairment methodology was as follows:

December 31, 2011	Real Estate	Commercial	Boats	Other Consumer	Total
Loans individually evaluated for impairment with specific reserve	$ 5,924,354	$ 136,654	$ 142,671	$ -	$ 6,203,679
Loans individually evaluated for impairment without specific reserve	1,720,458	1,887,986	-	-	3,608,444
Loans collectively evaluated for impairment	413,842,516	105,101,255	8,717,775	4,813,579	532,475,125
Ending balance	$ 421,487,328	$ 107,125,895	$ 8,860,446	$ 4,813,579	$ 542,287,248

December 31, 2010	Real Estate	Commercial	Boats	Other Consumer	Total
Loans individually evaluated for impairment with specific reserve	$ 1,616,317	$ -	$ -	$ -	$ 1,616,317
Loans individually evaluated for impairment without specific reserve	2,273,029	2,020,309	-	-	4,293,338
Loans collectively evaluated for impairment	201,096,650	81,502,747	11,621,392	1,458,486	295,679,275
Ending balance	$ 204,985,996	$ 83,523,056	$ 11,621,392	$ 1,458,486	$ 301,588,930

December 31, 2009	Real Estate	Commercial	Boats	Other Consumer	Total
Loans individually evaluated for impairment with specific reserve	$ 1,972,739	$ -	$ -	$ -	$ 1,972,739
Loans individually evaluated for impairment without specific reserve	3,734,900	2,080,745	-	-	5,815,645
Loans collectively evaluated for impairment	172,516,950	72,093,655	13,120,566	1,501,587	259,232,758
Ending balance	$ 178,224,589	$ 74,174,400	$ 13,120,566	$ 1,501,587	$ 267,021,142

6. **Loans (Continued)**

The following table outlines the maturity and rate repricing distribution of the loan portfolio. For purposes of this disclosure, we have classified non-accrual loans as immediately repricing or maturing.

December 31,	2011	2010	2009
Within one year	$ 182,242,860	$ 124,914,560	$ 101,809,560
Over one to five years	292,507,248	149,488,074	131,119,339
Over five years	67,537,140	27,186,296	34,092,243
	$ 542,287,248	$ 301,588,930	$ 267,021,142

As of December 31, 2011, the Bank has pledged loans totaling $264,053,734 to support Federal Home Loan Bank borrowings.

The Bank makes loans to customers located in the Maryland suburbs of Washington D.C. Residential and commercial real estate secure substantial portions of the Bank's loans. Although the loan portfolio is diversified, the regional real estate market and economy will influence its performance.

7. **Equity Securities**

We own the following equity securities:

December 31,	2011	2010	2009
Federal Reserve Bank stock	$ 1,572,900	$ 827,050	$ 1,037,050
Atlantic Central Bankers Bank stock	119,500	12,000	12,000
Federal Home Loan Bank stock	1,739,300	1,548,700	1,733,600
ACBB BITS stock	100,000	-	-
SLMA stock	261,845	-	-
Maryland Financial Bank stock	152,497	175,000	175,000
Total	$ 3,946,042	$ 2,562,750	$ 2,957,650

We have recorded these securities at cost and have evaluated them for other than temporary impairment. For the twelve months ended December 31, 2011, we recorded a permanent impairment on the Maryland Financial Bank stock of $122,500 and charged off acquired Federal National Mortgage Association stock in the amount of $539.

8. **Pointer Ridge Office Investment, LLC**

On November 17, 2008, we purchased Chesapeake Custom Homes, L.L.C.'s 12.5% membership interest in Pointer Ridge. The effective date of the purchase was November 1, 2008. As a result of this purchase, we now own 62.5% of Pointer Ridge and we have consolidated its results of operations from the date of the acquisition. The following table summarizes the condensed Balance Sheets and Statements of Income information for Pointer Ridge.

Pointer Ridge Office Investment, LLC December 31,	2011	2010	2009
Balance Sheets			
Current assets	$ 429,611	$ 758,257	$ 891,233
Non-current assets	7,088,001	7,252,413	7,432,268
Liabilities	6,299,819	6,397,360	6,480,230
Equity	1,217,793	1,613,310	1,843,271
Statements of Income			
Revenue	$ 765,044	$ 822,920	$ 1,239,137
Expenses	1,160,562	1,017,184	1,006,563
Net income (loss)	$ (395,518)	$ (194,264)	$ 232,574

We purchased Chesapeake Custom Homes, L.L.C.'s 12.5% membership interest at the book value which was equivalent to the fair value. Accordingly, we did not record any goodwill with this purchase.

9. Premises and Equipment

A summary of our premises and equipment and the related depreciation follows:

December 31,	Useful lives	2011	2010	2009
Land		$ 4,300,943	$ 3,207,423	$ 3,207,423
Building	5-50 years	15,244,033	12,085,285	12,042,540
Leasehold improvements	3-30 years	4,268,268	2,225,181	2,171,310
Furniture and equipment	3-23 years	3,725,355	2,623,752	2,384,207
		27,538,599	20,141,641	19,805,480
Accumulated depreciation		4,323,170	3,274,080	2,479,381
Net premises and equipment		$ 23,215,429	$ 16,867,561	$ 17,326,099
Depreciation expense		$ 1,080,364	$ 794,494	$ 676,127

Computer software included in other assets, and related amortization, are as follows:

Cost	3 years	$ 339,744	$ 224,028	$ 224,028
Accumulated amortization		235,423	217,519	204,280
Net computer software		$ 104,321	$ 6,509	$ 19,748
Amortization expense		$ 17,904	$ 13,239	$ 23,218

10. Deposits

Major classifications of interest bearing deposits are as follows:

December 31,	2011	2010	2009
Money market and NOW	$ 123,906,736	$ 70,997,729	$ 43,424,979
Savings	60,653,977	9,504,226	7,578,780
Other time deposits-$100,000 and over	205,589,956	67,580,248	58,681,241
Other time deposits	130,478,787	124,950,239	135,779,373
	$ 520,629,456	$ 273,032,442	$ 245,464,373

Time deposits mature as follows:

December 31,	2011	2010	2009
Within three months	$ 93,800,169	$ 59,635,580	$ 63,785,047
Over three to twelve months	124,512,418	71,565,952	82,433,333
Over one to three years	102,217,412	52,512,370	42,526,579
Over three to five years	15,538,744	8,816,585	5,715,655
	$ 336,068,743	$ 192,530,487	$ 194,460,614

10. Deposits (Continued)

Interest on deposits for the years ended December 31, 2011, 2010 and 2009, consisted of the following:

December 31,	2011	2010	2009
Money market and NOW	$ 615,337	$ 480,613	$ 171,476
Savings	154,573	27,487	25,602
Other time deposits - $100,000 and over	1,898,868	1,464,554	1,608,367
Other time deposits	1,720,916	1,947,684	2,747,654
	$ 4,389,694	$ 3,920,338	$ 4,553,099

11. Short Term Borrowings

Bancshares has available an unsecured $3.0 million line of credit. The Bank has available lines of credit including overnight federal funds and reverse repurchase agreements from its correspondent banks totaling $29.5 million as of December 31, 2011. The Bank has an additional secured line of credit from the Federal Home Loan Bank of Atlanta (FHLB) of $241.0 million. Prior to allowing the Bank to borrow under the line of credit, the FHLB requires that the Bank provide collateral to support borrowings. At December 31, 2011, we had provided $72.3 million in collateral value and as outlined below have borrowed $10.0 million. We have additional available borrowing capacity of $62.3 million. We may increase this availability by pledging additional collateral. As a condition of obtaining the line of credit from the FHLB, the FHLB also requires that the Bank purchase shares of capital stock in the FHLB.

Short term borrowings consist of promissory notes or overnight repurchase agreements sold to the Bank's customers, federal funds purchased and advances from the FHLB.

The Bank sells short term promissory notes to its customers. These notes re-price daily and have maturities of 270 days or less. Federal funds purchased are unsecured, overnight borrowings from other financial institutions. Short term borrowings from the FHLB have a remaining maturity of less than one year.

11. **Short Term Borrowings (Continued)**

Information related to short term borrowings is as follows:

December 31,	2011		2010		2009	
	Amount	Rate	Amount	Rate	Amount	Rate
Amount outstanding at year end						
Short term promissory notes	$ 7,784,561	0.20%	$ 5,669,332	0.50%	$11,149,939	0.50%
Repurchase agreements	20,888,096	0.50%	-		-	
FHLB advance due Nov. 2010	-		-		5,000,000	3.66%
FHLB advance due Dec. 2012	5,000,000	3.36%	-		-	
FHLB advance due Dec. 2012	5,000,000	3.12%	-		-	
Total	$38,672,657		$ 5,669,332		$16,149,939	
Average for the year						
Short term promissory notes	$ 8,917,822	0.13%	$17,103,742	0.68%	$14,928,390	0.62%
Repurchase agreements	20,888,096	0.50%	-		-	
Federal funds purchased	-		-		603	
FHLB advance due Nov. 2010	-		4,566,438	3.66%	1,837,268	3.66%
FHLB advance due Dec. 2012	260,274	3.36%	-		-	
FHLB advance due Dec. 2012	164,384	3.12%	-		-	
Total	$30,230,576		$21,670,180		$16,766,261	

At December 31, 2011, the book and market values of securities pledged as collateral for repurchase agreements were $30,618,545 and $31,537,558, respectively.

12. **Long Term Borrowings**

The Senior note is an obligation of Pointer Ridge. It has a 10 year fixed interest rate of 6.28% and matures on September 5, 2016.

December 31,	2011		2010		2009	
	Amount	Rate	Amount	Rate	Amount	Rate
Amount outstanding at year end						
FHLB advance due Dec. 2012	$ -	- %	$ 5,000,000	3.358 %	$ 5,000,000	3.358 %
FHLB advance due Dec. 2012	-	-	5,000,000	3.119	5,000,000	3.119
Senior note	6,284,479	6.280	6,371,947	6.280	6,454,067	6.280
Total	$ 6,284,479		$ 16,371,947		$ 16,454,067	
Average for the year						
FHLB advance due Nov. 2010	$ -	- %	$ -	- %	$ 4,561,644	3.660 %
FHLB advance due Dec. 2012	4,739,726	3.358	5,000,000	3.358	5,000,000	3.358
FHLB advance due Dec. 2012	4,835,616	3.119	5,000,000	3.119	5,000,000	3.119
Senior note, fixed at 6.28%	6,324,792	6.280	6,409,188	6.280	6,489,559	6.280
Total	$ 15,900,134		$ 16,409,188		$ 21,051,203	

12. Long Term Borrowings (Continued)

Principal payments on long term debt obligations are due as follows:

Year		Amount
2012	$	94,385
2013		100,555
2014		107,130
2015		114,134
2016		5,868,275
Remaining		-
	$	6,284,479

13. Related Party Transactions

The Bank has entered into various transactions with firms in which owners are also members of the Board of Directors. Fees charged for these services are at similar rates charged by unrelated parties for similar work. Amounts paid to these related parties totaled $188,250, $369 and $21,566, during the years ended December 31, 2011, 2010 and 2009, respectively.

Effective November 1, 2008, we purchased Chesapeake Custom Homes, L.L.C.'s 12.5% membership interest in Pointer Ridge for the book value of $205,000. This purchase increased Bancshares' membership interest from 50.0% to 62.5%. Frank Lucente, a director of Bancshares and the Bank, is the President and 52.0% stockholder of Lucente Enterprises, Inc. Lucente Enterprises, Inc. is the manager and majority member of Chesapeake Custom Homes, L.L.C. Lucente Enterprises has retained its 12.5% membership interest in Pointer Ridge. In 2011, 2010 and 2009, the Bank paid Pointer Ridge $558,558, $542,290 and $526,494 in lease payments, respectively.

The directors, executive officers and their affiliated companies maintained deposits with the Bank of $5,955,165, $8,721,286, and $8,798,695 at December 31, 2011, 2010 and 2009, respectively.

The schedule below summarizes changes in amounts of loans outstanding to directors and executive officers or their affiliated companies:

December 31,	2011	2010	2009
Balance at beginning of year	$ 2,002,458	$ 1,464,115	$ 889,630
Additions	138,477	683,400	967,630
Repayments	(307,641)	(145,057)	(393,145)
Balance at end of year	$ 1,833,294	$ 2,002,458	$ 1,464,115

In addition to the outstanding balances, the directors and executive officers or affiliated companies have $292,074 in unused commitments as of December 31, 2011. In the opinion of management, these transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties.

14. Income Taxes

The components of income tax expense are as follows:

December 31,	2011	2010	2009
Current			
Federal	$ 1,797,275	$ 824,005	$ 1,024,750
State	641,007	197,239	259,538
	2,438,282	1,021,244	1,284,288
Deferred	(511,658)	(24,494)	(228,766)
	$ 1,926,624	$ 996,750	$ 1,055,522

The components of deferred income taxes are as follows:

December 31,	2011	2010	2009
Provision for loan losses	$ (531,583)	$ 110,234	$ (171,316)
Non-accrual interest	(194,030)	(50,423)	6,110
Impairment losses and expenses on other real estate owned	190,619	(20,670)	-
Director stock options	(15,247)	(5,648)	(8,298)
Deferred compensation plans	4,450	(86,832)	(52,760)
Deferred loan origination costs, net	97,363	17,571	(114,426)
Depreciation	421,006	11,274	111,924
Mark-to-market tax accounting for acquired securities	(818,015)	-	-
Net operating loss carryover	255,117	-	-
Accretion of fair value adjustments for acquired assets and liabilities	869,554	-	-
Investment impairment loss	(48,320)	-	-
Non-compete and consulting agreements	54,237	-	-
Core deposit intangible amortization	(230,368)	-	-
Defined benefit plan	(65,041)	-	-
Other	(1,400)	-	-
Reduction of valuation allowance	(500,000)	-	-
	$ (511,658)	$ (24,494)	$ (228,766)

We initially recorded a valuation allowance of $1.2 million for the deferred tax asset with the acquisition of Maryland Bankcorp because of our uncertainty about our ability to utilize its net operating loss (NOL) carryover and built in losses, and because of uncertainty about the status of the tax return filings and related accounting for income taxes at the April 1, combination date. We applied $154,000 of the allowance to tax liabilities associated with the defined benefit plan. Based on our year end evaluation of the up to date tax returns, the related accounting for income taxes, and our ability to utilize the net operating losses (NOL) and built in losses acquired with Maryland Bankcorp, we further reduced the valuation allowance by $500,000 with a credit to income tax expense.

Maryland Bankcorp had NOL carryovers of $3.54 million at the time of our business combination. We succeed to these carryovers and may take limited annual deductions allowed by the Internal Revenue Code. We may deduct up to $645,278 for 2011 and $856,459 per year thereafter until we have fully used the NOL. The amount we may deduct in any year will be reduced if we recognize a built in loss in such year or if our taxable income is lower than the statutory NOL deduction. If the NOL is not used by the limited annual deductions, $2.336 million will expire in 2030 and $1.18 million will expire in 2031.

14. Income Taxes (Continued)

The components of net deferred tax assets and liabilities are as follows:

December 31,	2011	2010	2009
Deferred tax assets			
Allowance for loan losses	$ 948,828	$ 823,454	$ 933,688
Non-accrual interest	664,164	78,120	27,697
Impairment losses and expenses on other real estate owned	1,916,766	20,670	-
Director stock options	45,811	26,087	20,439
Deferred compensation plans	1,632,293	265,484	178,652
Net operating loss carryover	1,142,158	-	-
Fair value adjustments for acquired assets and liabilities	6,107,727	-	-
Investment impairment loss	48,320	-	-
Non-compete agreements	103,543	-	-
	$ 12,609,610	1,213,815	1,160,476
Deferred tax liabilities			
Deferred loan origination costs	407,813	310,450	292,879
Depreciation	1,346,627	460,012	448,738
Core deposit intangible	1,743,032	-	-
Defined benefit plan	406,501	-	-
Net unrealized gain on securities available for sale	915,669	177,802	240,285
	4,819,642	948,264	981,902
Net deferred tax asset before valuation allowance	7,789,968	265,551	178,574
Valuation allowance for deferred tax asset	545,939	-	-
Net deferred tax asset	$ 7,244,029	$ 265,551	$ 178,574

The following table reconciles the differences between the federal income tax rate of 34 percent and our effective tax rate:

December 31,	2011	2010	2009
Statutory federal income tax rate	34.0 %	34.0 %	34.0 %
Increase (decrease) resulting from			
State income taxes, net of federal income tax benefit	5.1	5.7	4.0
Bank owned life insurance	(2.9)	(3.9)	(3.5)
Other tax exempt income	(4.4)	(3.1)	(1.8)
Stock based compensation awards	0.4	1.3	1.1
Other non-deductible expenses	1.0	6.1	0.3
Reduction of valuation allowance for deferred tax asset	(7.0)		
Net income attributable to the non-controlling interest	0.7	1.0	(0.9)
Effective tax rate	26.9 %	41.1 %	33.2 %

15. Retirement and Employee Stock Ownership Plans

Eligible employees participate in a profit sharing plan that qualifies under Section 401(k) of the Internal Revenue Code. The plan allows for elective employee deferrals and the Bank makes matching contributions of up to 4% of eligible employee compensation. Our contributions to the plan, included in employee benefit expenses, were $302,615, $158,523 and $132,284 for 2011, 2010, and 2009, respectively.

The Bank also offers Supplemental Executive Retirement Plans (SERPs) to its executive officers providing for retirement income benefits. We accrue the present value of the SERPs over the remaining number of years to the executives' expected retirement dates. The Bank's expenses for the SERPs were ($11,282), $221,814 and $133,758 in 2011, 2010, and 2009, respectively.

MB&T had an employee benefit plan entitled the Maryland Bankcorp, N.A. KSOP (KSOP). The KSOP included a profit sharing plan that qualified under section 401(k) of the Internal Revenue Code and an employee stock ownership plan. We have discontinued any future contributions to the employee stock ownership plan. At December 31, 2011, the employee stock ownership plan owned 181,508 shares of Bancshares' stock, had $10,000 invested in Old Line Bank Certificates of Deposit, and $4,675 in an Old Line Bank money market account. We have transferred the MB&T 401(k) assets into the Old Line 401(k) plan discussed above.

MB&T had an employee pension plan (MB&T Pension Plan) that was frozen on June 9, 2003 and no additional benefits accrued subsequent to that date. We have notified all plan participants that we have terminated this plan effective August 1, 2011. We have liquidated the securities the plan held, deposited the proceeds into interest bearing certificates of deposit and a money market account and expect to distribute the remaining balances prior to December 31, 2012. As of December 31, 2011, expected future benefit payments to be paid in 2012 are $2,052,353. We are unable to predict any income or loss that may occur as a result of the termination. At this time we do not expect to incur any significant expenses with the termination of this plan.

The MB&T Pension Plan covered substantially all employees of MB&T who had completed one year of service and reached twenty-one years of age. Employees with five or more years of vested service were entitled to annual pension benefits beginning at normal retirement age of sixty five equal to the sum of 0.75% of final average earnings plus 0.60% of final average earnings in excess of covered compensation, multiplied by credited service not greater than thirty years. The MB&T Pension Plan permitted early retirement at age 55 or over with the completion of five years of vesting service. The annual early retirement benefit is the deferred vested benefit, reduced by one half of one percent for each month the actual retirement date precedes the normal retirement date. The normal form of pension benefit was a benefit payable during the lifetime of the retired participant and surviving spouse beneficiary.

Net period pension cost (income) for the Pension Plan is as follows:

Years Ended December 31,	2011	2010	2009
Interest cost	$ 164,889	$ -	$ -
Settlement cost	27,023	-	-
Net periodic pension cost	$ 191,912	$ -	$ -

15. Retirement and Employee Stock Ownership Plans (Continued)

The following table outlines the financial status of the Pension Plan since the acquisition date and year end:

Change in Benefit Obligations	December 31, 2011	Acquisition April 1, 2011
Projected benefit obligation at beginning of year	$ 3,757,870	$ 3,740,701
Service Cost	-	-
Interest Cost	164,889	54,963
Actual return	-	-
Actuarial (gain) loss	1,734	-
Benefits paid	(2,046,815)	(37,794)
Projected benefit obligation at end of year	1,877,678	3,757,870
Change in Plan Assets		
Fair value of plan assets at beginning of year	5,002,673	5,056,343
Actual return on plan assets	(47,629)	(15,876)
Employer contribution	-	-
Benefits paid	(2,046,815)	(37,794)
Fair value of plan assets at end of year	2,908,229	5,002,673
Funded status at end of year	$ 1,030,551	$ 1,244,803
Amounts recognized in balance sheet		
Non-current assets	$ 1,030,551	$ 1,244,803
Current liabilities	-	-
Non-current liabilities	-	-
	$ 1,030,551	$ 1,244,803
Amounts recognized in accumulated other comprehensive income		
Net (gain) loss	$ 49,363	$ 730,215
Acquisition effect	-	(730,215)
Settlement effect	(27,023)	-
Prior service cost (credit)	-	-
Total	$ 22,340	$ -

The weighted average assumptions used to determine net periodic pension costs and the accumulated benefits are as follows:

	December 31, 2011	April 1, 2011
Discount rate	5.50%	6.00%
Long term rate of return on assets	0.00%	0.00%
Salary increases	0.00%	0.00%

16. Capital Standards

The Federal Deposit Insurance Corporation and the Federal Reserve Board have adopted risk based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. As of December 31, 2011, 2010 and 2009, the capital ratios and minimum capital requirements are as follows:

	Actual		Minimum capital adequacy		To be well capitalized	
December 31, 2011	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in 000's)			
Total capital (to risk weighted assets)						
Consolidated	$ 64,339	11.3%	$ 45,715	8.0%	$ 57,143	10.0%
Old Line Bank	$ 63,467	11.1%	$ 45,651	8.0%	$ 57,064	10.0%
Tier 1 capital (to risk weighted assets)						
Consolidated	$ 60,597	10.6%	$ 22,857	4.0%	$ 34,286	6.0%
Old Line Bank	$ 59,726	10.5%	$ 22,825	4.0%	$ 34,238	6.0%
Tier 1 capital (to average assets)						
Consolidated	$ 60,597	7.8%	$ 31,155	4.0%	$ 38,943	5.0%
Old Line Bank	$ 59,726	7.7%	$ 31,155	4.0%	$ 38,943	5.0%
December 31, 2010	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)						
Consolidated	$ 39,249	12.4%	$ 25,362	8.0%	$ 31,703	10.0%
Old Line Bank	$ 37,960	12.0%	$ 25,232	8.0%	$ 31,540	10.0%
Tier 1 capital (to risk weighted assets)						
Consolidated	$ 36,781	11.6%	$ 12,681	4.0%	$ 19,022	6.0%
Old Line Bank	$ 35,492	11.3%	$ 12,616	4.0%	$ 18,924	6.0%
Tier 1 capital (to average assets)						
Consolidated	$ 36,781	9.2%	$ 16,057	4.0%	$ 20,071	5.0%
Old Line Bank	$ 35,492	8.9%	$ 15,991	4.0%	$ 19,989	5.0%
December 31, 2009	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)						
Consolidated	$ 38,053	13.7%	$ 22,239	8.0%	$ 27,799	10.0%
Old Line Bank	$ 36,444	12.8%	$ 22,700	8.0%	$ 28,385	10.0%
Tier 1 capital (to risk weighted assets)						
Consolidated	$ 35,571	12.8%	$ 11,120	4.0%	$ 16,679	6.0%
Old Line Bank	$ 33,962	12.0%	$ 11,354	4.0%	$ 17,031	6.0%
Tier 1 capital (to average assets)						
Consolidated	$ 35,571	10.0%	$ 14,228	4.0%	$ 17,785	5.0%
Old Line Bank	$ 33,962	9.6%	$ 14,181	4.0%	$ 17,727	5.0%

Tier 1 capital consists of common and preferred stock, additional paid-in capital and retained earnings. Total capital includes a limited amount of the allowance for loan losses. In calculating risk weighted assets, specified risk percentages are applied to each category of asset and off balance sheet items.

Failure to meet the capital requirement could affect our ability to pay dividends and accept deposits and may significantly affect our operations.

In the most recent regulatory report, we were categorized as well capitalized under the prompt corrective action regulations. Management knows of no events or conditions that should change this classification.

17. Commitments and Contingencies

As of December 31, 2011, we leased 14 branch locations and 5 loan production offices from non-related parties under lease agreements expiring through 2040. We lease our corporate headquarters and one branch location from Pointer Ridge. Each of the leases provides extension options.

The approximate future minimum lease commitments under the operating leases as of December 31, 2011, are presented below. We have eliminated 62.5% of lease commitments to Pointer Ridge in consolidation.

Year	Amount
2012	$ 1,371,748
2013	1,275,544
2014	1,234,023
2015	1,230,024
2016	1,261,422
Remaining	10,365,541
	$ 16,738,302

Rent expense was $1,172,843, $521,637 and $475,113 for the years ended December 31, 2011, 2010, and 2009, respectively.

On August 25, 2006, Pointer Ridge entered into a loan agreement with an unrelated bank, in an original principal amount of $6.6 million to finance the commercial office building located at 1525 Pointer Ridge Place, Bowie, Maryland. We lease approximately half of this building for our main office and operate a branch from this address. Pursuant to the terms of a guaranty between the bank and Bancshares dated August 25, 2006, Bancshares has guaranteed up to 62.5% of the loan amount plus costs incurred by the lender resulting from any acts, omissions or alleged acts or omissions.

In the normal course of business, the Bank is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Bank's financial statements.

18. Fair Value Measures

FASB ASC Topic 820 *Fair Value Measurements and Disclosures* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact. The Bank values investment securities classified as available for sale at fair value. The fair value hierarchy established in FASB ASC Topic 820 defines three input levels for fair value measurement. Level 1 is based on quoted market prices in active markets for identical assets. Level 2 is based on significant observable inputs other than those in Level 1. Level 3 is based on significant unobservable inputs.

We value investment securities classified as available for sale at fair value on a recurring basis. We value treasury securities, municipalities, government sponsored entity securities, and some agency securities under Level 1, and collateralized mortgage obligations and some agency securities under Level 2. At December 31, 2011, we established values for available for sale investment securities as follows (000's);

December 31,	2011	2010	2009
Level 1 inputs	$ 24,450	$ 2,111	$ 4,708
Level 2 inputs	137,335	30,939	23,305
Level 3 inputs	-	-	-
Investment securities available for sale	$ 161,785	$ 33,050	$ 28,013

Our valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes our methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value. Furthermore, we have not comprehensively revalued the fair value amounts since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the above presented amounts.

We value other real estate owned at fair value on a non-recurring basis. We measure other real estate owned at fair value less cost to sell. As of December 31, 2011, the fair value of foreclosed assets was estimated to be $4,004,609. We determined fair value based on offers to purchase and/or appraisals. We based the cost to sell real estate on standard market factors. We categorize foreclosed real estate as Level 3. As a result of the acquisition of Maryland Bankcorp, we have segmented the other real estate owned into two components, real estate obtained as a result of loans originated by the Bank (legacy) and other real estate owned acquired from MB&T or obtained as a result of loans originated by MB&T (acquired).

18. Fair Value Measures (Continued)

The following outlines the transactions in other real estate owned for the year ended December 31, 2011.

Other Real Estate Owned	Legacy	Acquired	Total
Beginning balance	$ 1,153,039	$ -	$ 1,153,039
Beginning acquired	-	1,834,451	1,834,451
Transferred in	825,290	289,000	1,114,290
Investment in improvements	-	88,965	88,965
Write down in value	(100,000)	-	(100,000)
Sales	(6,497)	(79,639)	(86,136)
Total end of period	$ 1,871,832	$ 2,132,777	$ 4,004,609

We use the following methodologies for estimating fair values of financial instruments that we do not measure on a recurring or non-recurring basis. The estimated fair values of financial instruments equal the carrying value of the instruments except as noted.

Time deposits-The fair value of time deposits in other banks is an estimate determined by discounting future cash flows using current rates offered for deposits of similar remaining maturities.

Investment securities-The fair values of investment securities are based upon quoted market prices or dealer quotes.

Loans-The fair value of fixed rate loans is an estimate determined by discounting future cash flows using current rates for which the Bank would make similar loans to borrowers with similar credit histories. The book value of variable rate loans equals the fair value.

Interest bearing deposits-The fair value of demand deposits and savings accounts is the amount payable on demand. The fair value of fixed maturity certificates of deposit is an estimate using the rates currently offered for deposits of similar remaining maturities.

Long and short term borrowings-The fair value of long and short term fixed rate borrowings is estimated by discounting the value of contractual cash flows using rates currently offered for advances with similar terms and remaining maturities.

Loan commitments, Standby and Commercial letters of credit-Lending commitments have variable interest rates and "escape" clauses if the customer's credit quality deteriorates. Therefore, the fair value of these items is insignificant and is not included in the following table.

18. Fair Value Measures (Continued)

		Carrying amount		Fair value
December 31, 2011				
Financial assets				
Time deposits	$	-	$	-
Investment securities		161,784,835		161,784,835
Loans		539,297,666		547,218,763
Financial liabilities				
Interest bearing deposits		520,629,456		522,248,781
Short term borrowings		38,672,657		38,967,244
Long term borrowings		6,284,479		6,452,391
December 31, 2010				
Financial assets				
Time deposits	$	297,000	$	297,482
Investment securities		54,786,264		55,015,376
Loans		299,606,430		301,862,245
Financial liabilities				
Interest bearing deposits	$	273,032,442	$	274,003,958
Short term borrowings		5,669,332		5,669,332
Long term borrowings		16,371,947		10,618,094
December 31, 2009				
Financial assets				
Time deposits	$	15,031,102	$	15,491,899
Investment securities		33,819,455		34,089,713
Loans		265,008,669		269,907,318
Financial liabilities				
Interest bearing deposits	$	245,464,373	$	247,456,675
Short term borrowings		16,149,939		16,297,360
Long term borrowings		16,454,067		17,261,757

19. Other Operating Expenses

Other operating expenses that are significant are as follows:

Years Ended December 31,	2011	2010	2009
Advertising	$ 150,735	$ 61,816	$ 41,787
Audit & exam fees	120,498	84,500	60,500
Branch security costs	110,216	57,940	44,020
Business development	202,878	138,360	116,819
Consulting fees	120,741	-	-
Director fees	244,016	220,533	137,698
Internet banking	267,503	64,033	45,275
Janitorial	156,930	83,425	74,447
Organizational & legal expenses	342,400	79,305	68,491
Other real estate owned expense	293,450	72,153	-
Pointer Ridge other operating	562,223	413,484	405,868
Stationery & supplies	213,136	76,145	64,037
Telephone	464,786	60,683	57,513
Travel & Accomodations	77,767	52,768	41,859
Other	1,811,875	710,655	706,507
Total	$ 5,139,154	$ 2,175,800	$ 1,864,821

20. Parent Company Financial Information (Continued)

The balance sheets, statements of income, and statements of cash flows for Bancshares (Parent Company) follow:

Old Line Bancshares, Inc.
Balance Sheets

December 31,	2011	2010	2009
Assets			
Cash and due from banks	$ 35,146	$ 12,097	$ 95,232
Loans	-	272,889	275,920
Investment in real estate LLC	761,121	1,008,319	1,152,044
Investment in Old Line Bank	67,167,822	35,765,610	34,331,418
Other assets	107,806	132,952	120,918
	$ 68,071,895	$ 37,191,867	$ 35,975,532
Liabilities and Stockholders' Equity			
Accounts payable	$ 31,929	$ 138,109	$ 34,628
Stockholders' equity			
Common stock	68,177	38,917	38,624
Additional paid-in capital	53,489,075	29,206,617	29,034,954
Retained earnings	12,093,742	7,535,268	6,498,446
Accumulated other comprehensive income	2,388,972	272,956	368,880
	68,039,966	37,053,758	35,940,904
	$ 68,071,895	$ 37,191,867	$ 35,975,532

20. Parent Company Financial Information (Continued)

Old Line Bancshares, Inc.
Statements of Income

Years Ended December 31,	2011	2010	2009
Interest and dividend revenue			
Dividend from Old Line Bank	$ 821,496	$ 465,844	$ 653,067
Interest on money market and certificates of deposit	4,794	797	612
Interest on loans	5,787	20,867	37,019
Total interest and dividend revenue	832,077	487,508	690,698
Non-interest revenue	(247,198)	(121,416)	145,359
Non-interest expense	460,034	491,938	129,134
Income before income taxes	124,845	(125,846)	706,923
Income tax expense (benefit)	(175,662)	(98,394)	21,243
	300,507	(27,452)	685,680
Undistributed net income of Old Line Bank	5,079,464	1,530,116	1,350,470
Net income	$ 5,379,971	$ 1,502,664	$ 2,036,150

20. Parent Company Financial Information (Continued)

Old Line Bancshares, Inc.

Statements of Cash Flows

Years Ended December 31,	2011	2010	2009
Cash flows from operating activities			
Interest and dividends received	$ 833,271	$ 487,521	$ 692,352
Income taxes (refund received)	52,161	-	(8,613)
Reimbursement received (cash paid) for operating expenses	(286,601)	(183,983)	(126,231)
	598,831	303,538	557,508
Cash flows from investing activities			
Principal collected on loans made	272,889	3,031	275,832
Investment in Old Line Bank	-	-	7,000,000
Return of principal from (investment in) real estate LLC	-	22,309	-
	272,889	25,340	7,275,832
Cash flows from financing activities			
Cash and cash equivalents of acquired company	25,239	-	-
Proceeds from stock options exercised, including tax benefit	40,788	53,829	-
Repurchase of preferred stock & warrants	-	-	(7,225,000)
Proceeds from issuance of common stock	6,332,844	-	-
Acquisition cash consideration	(1,022,162)	-	-
Repayment of acquired bank debt	(5,403,883)	-	-
Cash dividends paid-preferred stock	-	-	(213,888)
Cash dividends paid-common stock	(821,497)	(465,842)	(463,483)
	(848,671)	(412,013)	(7,902,371)
Net increase (decrease) in cash and cash equivalents	23,049	(83,135)	(69,031)
Cash and cash equivalents at beginning of year	12,097	95,232	164,263
Cash and cash equivalents at end of year	$ 35,146	$ 12,097	$ 95,232
Reconciliation of net income to net cash provided by operating activities			
Net income	$ 5,379,971	$ 1,502,664	$ 2,036,150
Adjustments to reconcile net income to net cash provided by operating activities			
Undistributed net income of Old Line Bank	(5,079,464)	(1,530,116)	(1,350,470)
Stock based compensation awards	132,661	118,127	119,711
(Income) loss from investment in real estate LLC	247,198	121,416	(145,359)
Increase (decrease) in other liabilities	16,820	103,481	9,073
(Increase) decrease in other assets	(98,355)	(12,034)	(111,597)
	$ 598,831	$ 303,538	$ 557,508

21. Stockholders' Equity

Stock Options

We have two stock option plans under which we may issue options, the 2004 and 2010 Equity Incentive Plans. On December 31, 2011, the 2001 Equity Incentive Plan expired. Our Compensation Committee administers the stock option plans. As the plans outline, the Compensation Committee approves stock option grants to directors and employees, determines the number of shares, the type of option, the option price, the term (not to exceed 10 years from the date of issuance) and the vesting period of options issued. The Compensation Committee has approved and we have granted options vesting immediately as well as over periods of two, three and five years. We recognize the compensation expense associated with these grants over their respective vesting period. As of December 31, 2011, there were 249,042 shares remaining available for future issuance under the stock option plans. The source of shares exercised is authorized but unissued shares.

The intrinsic value of the options that directors and officers exercised for the years ended December 31, 2011, 2010, and 2009 was $29,259, $55,659 and $0, respectively.

A summary of the status of the outstanding options follows:

	2011		2010		2009	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding, beginning of year	310,151	$ 8.60	299,270	$ 8.50	236,620	$ 9.09
Options granted	23,280	7.82	22,581	7.13	62,650	6.30
Options exercised	(8,100)	4.39	(11,700)	3.44	-	-
Options expired	-	-	-	-	-	-
Outstanding, end of year	325,331	$ 8.65	310,151	$ 8.60	299,270	$ 8.50

	Outstanding options			Exercisable options	
Exercise price	Number of shares at December 31, 2011	Weighted average remaining term in years	Weighted average exercise price	Number of shares at December 31, 2011	Weighted average exercise price
$4.18 - $5.00	9,900	1.00	$ 4.94	9,900	$ 4.94
$5.01 - $7.64	85,231	7.34	6.52	85,231	6.52
$7.65 - $8.65	60,580	7.24	7.78	49,394	7.77
$8.66 - $10.00	46,620	2.64	9.74	46,620	9.74
$10.01 - $11.31	123,000	4.31	10.43	121,000	10.42
	325,331	5.31	$ 8.65	312,145	$ 8.66

Intrinsic value of vested exercisable options where the market value exceeds the exercise price	$ 182,355
Intrinsic value of outstanding options where the market value exceeds the exercise price	$ 185,487

21. **Stockholders' Equity (Continued)**

At December 31, 2011, there was $14,219 of total unrecognized compensation cost related to non-vested stock options that we expect to realize over the next two years. The following table summarizes the fair values of the options granted and weighted-average assumptions used to calculate the fair values. We used the Black-Scholes option pricing model.

Years Ended December 31,	2011	2010	2009
Expected dividends	1%	2%	2%
Risk free interest rate	3.00%	3.04%	2.15%
Expected volatility	28.40%	27.60%	25.40%
Weighted average volatility	28.45%	27.64%	25.39%
Expected life in years	6.50	6.00	6.8-10.0
Weighted average fair value of options granted	$ 3.00	$ 1.90	$ 1.57

During the twelve months ended December 31, 2011, we granted 8,786 restricted common stock awards. Of these, 2,457 vested on December 31, 2011, 2,110 will vest on January 27, 2012, 2,110 will vest on January 28, 2013 and 2,109 will vest on January 27, 2014. During the twelve months ended December 31, 2010, we granted 17,641 restricted common stock awards. Of these, 3,600 vested on December 31, 2010, 4,680 vested on January 31, 2011, 4,681 will vest on January 28, 2012 and 4,680 will vest on January 28, 2013. At December 31, 2011, there was $66,365 of total unrecognized compensation cost related to non-vested restricted stock awards that we expect to realize over the next two years. We did not grant any restricted common stock awards during the twelve months ended December 31, 2009. A summary of the restricted stock awards during the year follows:

	December 31, 2011		December 31, 2010	
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Nonvested, beginning of period	17,641	$ 7.13	-	$ -
Restricted stock granted	8,786	7.82	17,641	7.13
Restricted stock vested	(10,736)	7.29	-	-
Restricted stock forfeited	-	-	-	-
Nonvested, end of period	15,691	$ 7.41	17,641	$ 7.13
Total fair value of shares vested	$ 78,243	-	-	-
Intrinsic value of outstanding restricted stock awards		$ 127,097		$ 142,186
Intrinsic value of vested restricted stock awards		$ 86,962		$ -

21. **Stockholders' Equity (Continued)**

Preferred stock

On December 5, 2008, Bancshares issued 7,000 shares of Fixed Rate Cumulative Preferred Stock, Series A, $1 par value ("Series A Preferred Stock") with a liquidation preference per share equal to $1,000 and a ten year warrant to purchase up to 141,892 shares of Bancshares' common stock, $0.01 par value per share, at an exercise price of $7.40 per share, for a total purchase price of $7 million in cash as part of the Troubled Asset Relief Program-Capital Purchase Program of the U.S. Treasury ("Treasury"). Bancshares allocated the cash proceeds between the Series A Preferred Stock and the warrant to purchase common stock based on the relative estimated fair values at the date of issuance.

In July of 2009, we repurchased from the Treasury the 7,000 shares of preferred stock that we issued to them. We paid Treasury $7,058,333 to repurchase the preferred stock which reflects the liquidation value of the preferred stock and $58,333 of accrued but unpaid dividends. In August 2009, we also repurchased at a fair market value of $225,000 the warrant to purchase 141,892 shares of our common stock.

22. **Quarterly Results of Operations (Unaudited)**

The following is a summary of the unaudited quarterly results of operations

Three months ended
(Dollars in thousands except per share data)

2011	December 31,	September 30,	June 30,	March 31,
Interest revenue	$ 9,062	$ 9,737	$ 8,874	$ 4,648
Interest expense	1,362	1,393	1,403	1,061
Net interest income	7,700	8,344	7,471	3,587
Provision for loan losses	800	800	50	150
Net income available to common stockholders	1,967	1,707	1,183	523
Basic earnings per common share	0.29	0.25	0.17	0.12
Diluted earnings per common share	0.29	0.25	0.17	0.12

2010	December 31,	September 30,	June 30,	March 31,
Interest revenue	$ 4,786	$ 4,759	$ 4,574	$ 4,390
Interest expense	1,179	1,234	1,281	1,248
Net interest income	3,607	3,525	3,293	3,142
Provision for loan losses	642	200	170	70
Net income available to common stockholders	195	313	530	465
Basic earnings per common share	0.05	0.08	0.14	0.12
Diluted earnings per common share	0.05	0.08	0.13	0.12

2009	December 31,	September 30,	June 30,	March 31,
Interest revenue	$ 4,374	$ 4,392	$ 4,227	$ 4,102
Interest expense	1,308	1,406	1,416	1,450
Net interest income	3,066	2,986	2,811	2,652
Provision for loan losses	140	210	250	300
Net income available to common stockholders	466	227	447	410
Basic earnings per common share	0.12	0.06	0.12	0.11
Diluted earnings per common share	0.12	0.06	0.12	0.11

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

There were no disagreements with accountants on accounting matters and financial disclosures for the reporting periods presented.

Item 9A. Controls and Procedures

As of the end of the period covered by this annual report on Form 10-K, Old Line Bancshares's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of Old Line Bancshares, Inc.'s disclosure controls and procedures. Based upon that evaluation, Old Line Bancshares, Inc.'s Chief Executive Officer and Chief Financial Officer concluded that Old Line Bancshares, Inc.'s disclosure controls and procedures are effective as of December 31, 2011. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by Old Line Bancshares, Inc. in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

In addition, there were no changes in Old Line Bancshares, Inc.'s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the quarter ended December 31, 2011, that have materially affected, or are reasonably likely to materially affect, Old Line Bancshares, Inc.'s internal control over financial reporting.

Management's Report On Internal Control Over Financial Reporting

The management of Old Line Bancshares, Inc. ("the Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control over financial reporting has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2011, utilizing the framework established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2011 is effective.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Code of Ethics

Old Line Bancshares, Inc.'s Board of Directors has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. That Code of Ethics for Senior Financial Officers is posted on Old Line Bancshares, Inc.'s internet website at www.oldlinebank.com. A copy of the Code of Conduct that applies to all of Old Line Bancshares' and Old Line Bank's officers, directors and employees is also available on Old Line Bancshares, Inc.'s internet website.

The remaining information required by this Item 10 is incorporated by reference to the information appearing under the captions "Election of Directors," "Board Meetings and Committees", "Executive Compensation" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for the 2012Annual Meeting of Stockholders of Old Line Bancshares, Inc.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference to the information appearing under the captions "Director Compensation," "Executive Compensation" and "Board Meetings and Committees" in the Proxy Statement for the 2012 Annual Meeting of Stockholders of Old Line Bancshares, Inc.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth certain information as of December 31, 2011, with respect to compensation plans under which equity securities of Old Line Bancshares are authorized for issuance.

Equity Compensation Plan Information
December 31, 2011

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under Equity compensation plans
Equity compensation plans approved by security holders(1)	325,331	$8.65	249,042

(1) Includes the 2004 Equity Incentive Plan and the 2010 Equity Incentive Plan.

The remaining information required by this Item 12 is incorporated by reference to the information appearing under the caption "Security Ownership of Management and Certain Security Holders" in the Proxy Statement for the 2012 Annual Meeting of Stockholders of Old Line Bancshares, Inc.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference to the information appearing under the captions "Certain Relationships and Related Transactions" and "Election of Directors" in the Proxy Statement for the 2012 Annual Meeting of Stockholders of Old Line Bancshares, Inc.

Item 14. Principal Accounting Fees and Services

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by Rowles & Company, LLP for the audit of Old Line Bancshares, Inc.'s annual consolidated financial statements for the years ended December 31, 2011 and 2010 and fees billed for other services rendered by Rowles & Company, LLP during those periods.

	Years Ended December 31, 2011	Years Ended December 31, 2010
Audit fees (1)	$ 38,080	$ 47,560
Tax fees (2)	2,360	8,219
All other fees (3)	15,633	7,932
Total	$ 56,073	$ 63,711

(1) Audit fees consist of fees billed for professional services rendered for the audit of the Old Line Bancshares, Inc.'s consolidated (or Old Line Bank's) annual financial statements and review of the interim consolidated financial statements included in quarterly reports, and services that Rowles & Company, LLP normally provides in connection with statutory and regulatory filings or engagements.

(2) Tax fees consist of fees billed for professional services rendered for federal and state tax compliance, tax advice and tax planning.

(3) All other fees in 2011 and 2010 are for reviewing filings and assistance related to the acquisition of Maryland Bankcorp, Inc.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Auditor

Old Line Bancshares, Inc.'s audit committee approves the engagement before Old Line Bancshares, Inc. or Old Line Bank engages the independent auditor to render any audit or non-audit services.

PART IV

Item 15. Exhibits, Financial Statement Schedules

Exhibit No.	Description of Exhibits
2.1(V)	Agreement and Plan of Merger by and between Old Line Bancshares, Inc. and Maryland Bankcorp, Inc., dated as of September 1, 2010, and Amendment No. 1 thereto
3.1(A)	Articles of Amendment and Restatement of Old Line Bancshares, Inc.
3.1.1(L)	Articles of Amendment of Old Line Bancshares, Inc.
3.1.2(L)	Articles of Amendment of Old Line Bancshares, Inc.
3.1.3(T)	Old Line Bancshares, Inc. Articles Supplementary Fixed Rate Cumulative Preferred Stock, Series A.
3.2(A)	Amended and Restated Bylaws of Old Line Bancshares, Inc.
3.2.1(B)	Amendment to the Amended and Restated Bylaws of Old Line Bancshares, Inc.
3.2.1 (W)	Amendment to Amended and Restate Bylaws
4(A)	Specimen Stock Certificate for Old Line Bancshares, Inc.
10.1*	Amended and Restated Executive Employment Agreement between Old Line Bank and James W. Cornelsen dated January 28, 2011
10.2*	First Amendment to Amended and Restated Employment Agreement between Old Line Bank and James W. Cornelsen dated as of January 1, 2012
10.3(K)*	Salary Continuation Agreement dated January 3, 2006 between Old Line Bank and James W. Cornelsen
10.4(O) *	First Amendment dated December 31, 2007 to the Salary Continuation Agreement between Old Line Bank and James W. Cornelsen
10.5(K) *	Supplemental Life Insurance Agreement dated January 3, 2006 between Old Line Bank and James W. Cornelsen
10.6(O) *	First Amendment dated December 31, 2007 to the Supplemental Life Insurance Agreement between Old Line Bank and James W. Cornelsen
10.7*	Amended and Restated Executive Employment Agreement dated January 28, 2011 between Old Line Bank and Joseph Burnett
10.8*	First Amendment to Amended and Restated Employment Agreement between Old Line Bank and Joseph Burnett dated as of January 1, 2012
10.9(K) *	Salary Continuation Agreement dated January 3, 2006 between Old Line Bank and Joseph Burnett
10.10(O) *	First Amendment dated December 31, 2007 to the Salary Continuation Agreement between Old Line Bank and Joseph Burnett
10.11(K) *	Supplemental Life Insurance Agreement dated January 3, 2006 between Old Line Bank and Joseph Burnett
10.12(O) *	First Amendment dated December 31, 2007 to the Supplemental Life Insurance Agreement between Old Line Bank and Joseph Burnett
10.13*	Amended and Restated Executive Employment Agreement dated January 28, 2011 between Old Line Bank and Christine M. Rush
10.14*	First Amendment to Amended and Restated Employment Agreement between Old Line Bank and Christine M. Rush dated as of January 1, 2012
10.15(K) *	Salary Continuation Agreement dated January 3, 2006 between Old Line Bank and Christine M. Rush
10.16(O) *	First Amendment dated December 31, 2007 to the Salary Continuation Agreement between Old Line Bank and Christine Rush
10.17(K) *	Supplemental Life Insurance Agreement dated January 3, 2006 between Old Line Bank and Christine M. Rush
10.18(O) *	First Amendment dated December 31, 2007 to the Supplemental Life Insurance Agreement between Old Line Bank and Christine Rush
10.19(E) *	2004 Equity Incentive Plan
10.20(G) *	Form of Incentive Stock Option Agreement for 2004 Equity Incentive Plan
10.21(X) *	Form of Nonqualified Stock Option Agreement for 2004 Equity Incentive Plan

10.22(U) *	Form of Restricted Stock Agreement for the 2004 Equity Incentive Plan
10.23(G) *	Old Line Bancshares, Inc. and Old Line Bank Director Compensation Policy
10.24(F)	Operating Agreement for Pointer Ridge Office Investment, LLC among J. Webb Group, Inc., Michael M. Webb, Lucente Enterprises, Inc., Chesapeake Custom Homes, L.L.C. and Old Line Bancshares, Inc., all as Members and Chesapeake Pointer Ridge Manager, LLC
10. 10.25(H)*	Incentive Plan Model and Stock Option Model
10.26(N)	Deed of Trust note dated November 3, 2005 between Pointer Ridge Office Investment, LLC and Manufacturers and Traders Trust Company.
10.27(N)	Completion Guaranty Agreement dated November 3, 2005 between Pointer Ridge Office Investment, LLC and Manufacturers and Traders Trust Company.
10.28(L)	Indemnity Agreement between Old Line Bancshares, Inc. and Prudential Mortgage Capital Company, LLC dated August 25, 2006.
10.29(S)	Third Amendment To Operating Agreement For Pointer Ridge Office Investment, LLC by and between Old Line Bancshares, Inc. J. Webb, Inc., Michael M. Webb Revocable Trust, and Lucente Enterprises, Inc. dated as of November 1, 2008
10.30(Z)*	Old Line Bancshares, Inc. 2010 Equity Incentive Plan
10.31(Z) *	Form of Restricted Stock Agreement under 2010 Equity Incentive Plan
10.32(Z) *	Form of Non-Qualified Stock Option Grant Agreement under 2010 Equity Incentive Plan
10.33(Z) *	Form of Incentive Stock Option Grant Agreement under 2010 Equity Incentive Plan
10.34*	Employment Agreement dated January 28, 2011 between Old Line Bank and Sandra F. Burnett
10.35*	First Amendment to Amended and Restated Employment Agreement between Old Line Bank and Sandra F. Burnett dated as of January 1, 2012
10.36*	Salary Continuation Plan Agreement between Old Line Bank and Sandra F. Burnett
10.37*	Non-Compete Agreement by and between Old Line Bancshares, Inc. and G. Thomas Daugherty dated April 11, 2011
21(A)	Subsidiaries of Registrant
23.1	Consent of Rowles & Company, LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1(A)	Agreement and Plan of Reorganization between Old Line Bank and Old Line Bancshares, Inc., including form of Articles of Share Exchange attached as Exhibit A thereto
101	Interactive Data Files pursuant to Rule 405 of Regulation S-T.**

* Management compensatory plan, contract or arrangement.
** Pursuant to Rule 406T of Regulation S-T, the interactive data files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections

(A) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Registration Statement on Form 10-SB, as amended, under the Securities Exchange Act of 1934, as amended (File Number 000-50345).

(B) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Current Report on Form 8-K filed on March 24, 2011.

(C) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Registration Statement on Form S-8, under the Securities Act of 1933, as amended (Registration Number 333-113097).

(E) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Registration Statement on Form S-8, under the Securities Act of 1933, as amended (Registration Number 333-116845).

(F) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Quarterly Report on Form 10-QSB filed on November 8, 2004.

(G) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Current Report on Form 8-K filed on January 5, 2005.

(H) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Quarterly Report on Form 10-QSB filed on August 10, 2005.

(K) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Current Report on Form 8-K filed on January 6, 2006.

(L) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Quarterly Report on Form 10-QSB filed on November 9, 2006.

(N) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Annual Report on Form 10-KSB filed on March 28, 2006.

(O) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Current Report on Form 8-K filed on January 7, 2008.

(Q) Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.'s Current Report on Form 8-K filed on February 2, 2010.

(S) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Current Report on Form 8-K filed on November 19, 2008.

(T) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Current Report on Form 8-K, filed on December 5, 2008.

(U) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Current Report on Form 8-k filed on January 28, 2010.

(V) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Annex A to Old Line Bancshares, Inc.'s Registration Statement on Form S-4 under the Securities Act of 1933, as amended (Registration Number 333-170464).

(W) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Current Report on Form 8-K filed on March 24, 2011.

(X) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 27, 2010.

(Z) Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Appendix A Old Line Bancshares, Inc.'s Proxy Statement on Schedule 14A, filed with the Commission on April 19, 2010.

Note: Exhibits 10.1 through 10.24, 10.30 and 10.46 through 10.51 relate to management contracts or compensatory plans or arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Old Line Bancshares, Inc.

Date: March 30, 2012

By: /s/ James W. Cornelsen
James W. Cornelsen, President
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/James W. Cornelsen James W. Cornelsen	Director, President and Chief Executive Officer (Principal Executive Officer)	March 30, 2012
/s/Christine M. Rush Christine M. Rush	Chief Financial Officer (Principal Accounting and Financial Officer)	March 30, 2012
/s/Charles A. Bongar, Jr. Charles A. Bongar, Jr.	Director	March 30, 2012
/s/Craig E. Clark Craig E. Clark	Director and Chairman of the Board	March 30, 2012
/s/G. Thomas Daugherty G. Thomas Daugherty	Director	March 30, 2012
/s/Daniel W. Deming Daniel W. Deming	Director	March 30, 2012
/s/James F. Dent James F. Dent	Director	March 30, 2012
/s/Nancy L. Gasparovic Nancy L. Gasparovic	Director	March 30, 2012
/s/Andre' J. Gingles Andre' J. Gingles	Director	March 30, 2012
/s/Frank Lucente, Jr. Frank Lucente, Jr.	Director	March 30, 2012
/s/Gail D. Manuel Gail D. Manuel	Director	March 30, 2012
/s/John D. Mitchell John D. Mitchell	Director	March 30, 2012
/s/Gregory S. Proctor, Jr. Gregory S. Proctor, Jr.	Director	March 30, 2012
/s/Suhas R. Shah Suhas R. Shah	Director	March 30, 2012
/s/John M. Suit, II John M. Suit, II	Director	March 30, 2012
/s/Frank E. Taylor Frank E. Taylor	Director	March 30, 2012

ROWLES
& Company, LLP
Certified Public Accountants

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Old Line Bancshares, Inc.
Bowie, Maryland

We hereby consent to the incorporation by reference in the registration statements (No. 333-113097, 333-111587, 333-116845 and 333-168291) on Form S-8 of Old Line Bancshares, Inc. of our report dated March 22, 2012 relating to the consolidated financial statements of Old Line Bancshares, Inc. included in the Form 10-K for the year ended December 31, 2011.

Rowles & Company, LLP

ROWLES & COMPANY, LLP

Baltimore, Maryland
March 23, 2012

101 E. Chesapeake Avenue, Suite 300, Baltimore, Maryland 21286
410-583-6990 FAX: 410-583-7061
Website: www.Rowles.com

Exhibit 31.1

I, James W. Cornelsen, certify that:

1. I have reviewed this annual report on Form 10-K of Old Line Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2012

By: /s/ James W. Cornelsen
Name: James W. Cornelsen
Title: President and
Chief Executive Officer

Exhibit 31.2

I, Christine M. Rush, certify that:

1. I have reviewed this annual report on Form 10-K of Old Line Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   c) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   d) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2012

By: /s/ Christine M. Rush
Name: Christine M. Rush
Title: Executive Vice President and
Chief Financial Officer

Exhibit 32

CERTIFICATIONS PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officers of Old Line Bancshares, Inc. (the "Company") each certifies to the best of his or her knowledge that the Annual Report on Form 10-K for the year ended December 31, 2011 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and information contained in that Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ James W. Cornelsen

James W. Cornelsen
President and Chief Executive Officer
March 30, 2012

/s/ Christine M. Rush

Christine M. Rush
Executive Vice President and Chief Financial Officer
March 30, 2012

This certification is made solely for the purpose of 18 U.S.C. Section 1350, and is not being filed as part of the Form 10-K or as a separate disclosure document, and may not be disclosed, distributed or used by any person for any reason other than as specifically required by law.

Old Line Bancshares, Inc. & Subsidiaries
Directors

Craig E. Clark
Chairman
Old Line Bancshares, Inc. & Old Line Bank

Frank Lucente
Vice Chairman
Old Line Bancshares, Inc. & Old Line Bank
Chairman
Lucente Enterprises, Inc.

Charles A. Bongar, Jr. Esq.
Retired

James W. Cornelsen
President & Chief Executive Officer
Old Line Bancshares, Inc. & Old Line Bank

G. Thomas Daugherty
Retired

Daniel W. Deming
President
Deming Associates, Inc.

James F. Dent
Retired

Nancy L. Gasparovic
President
Title Professionals, Ltd.

Andre' J. Gingles
Owner
Gingles LLC

Gail D. Manuel
Owner/Director
Trinity Memorial Gardens and Mausoleum

John D. Mitchell, Jr.
Partner
Johel LTD Partnership

Gregory S. Proctor, Jr.
President & Chief Executive Officer
G.S. Proctor & Associates, Inc.

Suhas R. Shah, CPA
Principal
Source One Business Services, LLC

John M. Suit, II
Retired

Frank E. Taylor
President
Taylor Gas Company, Inc.

Directors Emeritus

Honorable, John P. Davey
Circuit Court of Prince George's County
Seventh Judicial Court

Samuel V. Goekjian, Esquire
Retired

Old Line Bancshares, Inc. & Subsidiaries
Executive Officers

James W. Cornelsen
President & Chief Executive Officer

Sandi F. Burnett
Executive Vice President & Chief Credit Officer

Joseph E. Burnett
Executive Vice President & Chief Lending Officer

Christine M. Rush
Executive Vice President, Chief Financial Officer
& Corporate Secretary

Old Line Bancshares, Inc. & Subsidiaries
Senior Vice Presidents & Vice Presidents

Michael Ahearn
Senior Vice President

William Bush, CPA
Senior Vice President

Jeffrey D. Franklin
Senior Vice President

Erin G. Lyddane
Senior Vice President

M. John Miller
Senior Vice President

Lawrence H. Wright
Senior Vice President

Keven B. Zinn
Senior Vice President

Jay Barr
Vice President

K. Robert Bowling
Vice President

Michael J. Consalvo
Vice President

Cathy A. Coughlin
Vice President

R. Frank Daugherty, Jr.
Vice President

Ray Dodson
Vice President

Debbie Funkhouser
Vice President

Marshall S. Gibson, Jr.
Vice President

Thomas O. Herman
Vice President

K. Bradley Howard
Vice President

Stephen C. Kensinger
Vice President

Margaret C. Sawyer
Vice President

Jerome D. Smallwood
Vice President

Dion W. Smith
Vice President

Jeffrey D. Spalding
Vice President

M. Dannette Van Cleaf
Vice President

Cynthia L. Walsh
Vice President

Lisa Walsh
Vice President

Jack G. Welborn
Vice President

Lynda B. Wellen
Vice President

Catherine Woods
Vice President

Holley Zippi
Vice President

Old Line Bancshares, Inc. & Subsidiaries
Locations

Corporate Headquarters
1525 Pointer Ridge Place
Bowie, Maryland 20716
(301) 430-2500
(301) 430-2599 Fax

Branch Offices

Accokeek Branch
15808 Livingston Road
Accokeek , Maryland 20607
(301) 203-5149 Metro

Annapolis Branch
2530 Riva Road
Annapolis, Maryland 21401
(410) 266-0768

Annapolis Loan Production Office
2530 Riva Road
Annapolis, Maryland 21401
(410) 266-0768

Bowie Branch
1525 Pointer Ridge Place
Bowie, Maryland 20716
(301) 430-8720

Bryans Road Branch
7175 Indian Head Highway
Bryans Road, Maryland 20616
(301) 375-7566

California Branch
22741 Three Notch Road
California, Maryland 20619
(301) 862-5001

Callaway Branch
20990 Point Lookout Road
Callaway, Maryland 20620
(301) 994-3405

Clinton Branch
7801 Old Branch Avenue
Clinton, Maryland 20735
(301) 856-5581

College Park Branch
9658 Baltimore Avenue, Suite 101
College Park, Maryland 20740
(301) 982-0270

College Park Loan Production Office
9658 Baltimore Avenue, Suite 450
College Park, Maryland 20740
(301) 446-2820

Crain Highway Branch
2995 Crain Highway, Suite 100
Waldorf, Maryland 20601
(301) 843-4905

Crain Highway Loan Production Office
2995 Crain Highway, Suite 100
Waldorf, Maryland 20601
(301) 638-0305

Crofton Branch
1641 Maryland Route 3 North, Suite 109
Crofton. Maryland 21114
(410 451-9281

Fairwood Branch
12100 Annapolis Road, Unit 1
Glenn Dale, Maryland 20769
(301) 262-1096

Fort Washington Branch
12740 Old Fort Road
Ft. Washington, Maryland 20744
(301 292-4100

Greenbelt Branch
6421 Ivy Lane
Greenbelt, Maryland 20770
(301) 982-0125

Old Line Bancshares, Inc. & Subsidiaries
Locations

Corporate Headquarters
1525 Pointer Ridge Place
Bowie, Maryland 20716
(301) 430-2500
(301) 430-2599 Fax

Branch Offices (Continued)

Greenbelt Loan Production Office
6421 Ivy Lane
Greenbelt, Maryland 20770
(301) 982-0125

LaPlata Branch
101 Charles Stree, Suite 102
LaPlata, Maryland 20646
(301) 934-3503

Lexington Park Branch
46930 South Shangri La Drive
Lexington Park, Md. 20653
(301) 863-7061

Lexington Park Loan Production Office
46930 South Shangri La Drive
Lexington Park, Md. 20653
(301) 863-7061

Old Line Centre Branch
12080 Old Line Centre
Waldorf, Maryland 20602
(301) 843-8446 (Metro)

Prince Frederick Branch
691 Prince Frederick Boulevard North
Prince Frederick, Maryland 20678
(410) 414-3300

Prince Frederick Loan Production Office
691 Prince Frederick Boulevard North
Prince Frederick, Maryland 20678
(410) 414-2004

Solomons Branch
80 Holiday Drive
Solomons, Maryland 20688
(410) 394-0300

Waldorf Branch
3135 Leonardtown Road
Waldorf, Maryland 20601
(301) 932-7509

Corporate Information
Old Line Bancshares, Inc. & Subsidiaries
(Continued)

Annual Meeting
The Annual Meeting of Stockholders
will be held on Thursday June 28, 2012
at 5:00 p.m. at:
1525 Pointer Ridge Place
Bowie, Maryland 20716

Transfer Agent and Registrar
American Stock Transfer
3rd Floor, 6201 15th Avenue
Brooklyn, New York 11219

Independent Auditors
Rowles & Company, LLP
101 E. Chesapeake Avenue
Baltimore, Maryland 21286

General Counsel
Ober, Kaler, Grimes & Shriver, P.C.
100 Light Street
Baltimore, Maryland 21202

Stock Exchange Listing
The Common Stock of Old Line Bancshares, Inc.
trades on The NASDAQ Stock Market LLC
under the symbol "OLBK."

Additional Information
A copy of Old Line Bancshares, Inc.'s annual report
and exhibits to the SEC on Form 10-K
may be obtained without charge upon
written request to:
Old Line Bancshares, Inc.
Attn: Corporate Secretary
1525 Pointer Ridge Place
Bowie, Maryland 20716
E-mail : *Crush@oldlinebank.com*

In addition, all reports filed with the SEC
are available through Old Line Bancshares, Inc.'s
website at *oldlinebank.com*